Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

29 July 2022

Commission file number: 001-10306

Form 6-K

NatWest Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                             No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, cost reductions, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and ESG-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, Climate and Sustainable Funding and Financing (CSFF) and financed emissions. In addition, this document includes forward-looking statements relating, but not limited to: the Covid-19 pandemic and its impact on NatWest Group; planned cost reductions, disposal losses and strategic costs; implementation of NatWest Group’s purpose-led strategy and other strategic priorities (including in relation to: its phased withdrawal from ROI, the NWM Refocusing and investment programmes relating to digital transformation of its operations and services and inorganic opportunities); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; NatWest Group’s exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely NatWest Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including due to high inflation, supply chain disruption and the Russian invasion of Ukraine; the impact of the COVID-19 pandemic on NatWest Group and its customers; uncertainty regarding the effects of Brexit; changes in interest rates and foreign currency exchange rates; and HM Treasury’s ownership as the largest shareholder of NatWest Group plc); strategic risk (including in respect of the implementation of NatWest Group’s purpose-led Strategy; refocusing of its NWM franchise; and the effect of the COVID-19 pandemic on NatWest Group’s strategic objectives and targets); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; impact of the COVID-19 pandemic on the credit quality of NatWest Group’s counterparties; counterparty and borrower risk; prudential regulatory requirements for capital and MREL; the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England ; liquidity and funding risks; changes in the credit ratings; the requirements of regulatory stress tests; goodwill impairment; model risk; sensitivity to accounting policies, judgments, assumptions and estimates; changes in applicable accounting standards; the value or effectiveness of credit protection; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate change and the transitioning to a net zero economy; the implementation of NatWest Group’s climate change strategy, including publication of an initial climate transition plan in 2023 and climate change resilient systems, controls and procedures; climate-related data and model risk; the failure to adapt to emerging climate, environmental and sustainability risks and opportunities; changes in ESG ratings; increasing levels of climate, environmental and sustainability related regulation and oversight; and climate, environmental and sustainability-related litigation, enforcement proceedings and investigations); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems (including those that enable remote working); attracting, retaining and developing senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; compliance with regulatory requirements; the outcome of legal, regulatory and governmental actions and investigations; the transition of LIBOR other IBOR rates to alternative risk-free rates; and changes in tax legislation or failure to generate future taxable profits).

NatWest Group – Form 6-K Interim Results 2022	1

Climate and ESG disclosures

Climate and ESG disclosures in this report are not measures within the scope of IFRS and use a greater number and level of judgements, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgements, assumptions and estimates are highly likely to change over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis and net zero strategy remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on Climate and ESG measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS. As a result, we expect that certain climate and ESG disclosures made in this report are likely to be amended, updated, recalculated or restated in the future. Please also refer to the cautionary statement in the section entitled ‘Climate-related and other forward-looking statements and metrics’ of the NatWest Group 2021 Climate-related Disclosures Report.

No securities offering

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments

Introduction

Presentation of information

‘Parent company’ refers to NatWest Group plc and ‘NatWest Group’ refers to NatWest Group plc and its subsidiary and associated undertakings. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC. The term ‘RBSI Limited’ refers to The Royal Bank of Scotland International Limited.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). References to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively, and references to ‘cents’ represent cents in the European Union (‘EU’).

On 27 January 2022, NatWest Group announced that a new franchise, Commercial & Institutional, would be created, bringing together the Commercial, NatWest Markets and RBSI businesses to form a single franchise, with common management and objectives, to best support our customers across the full non-personal customer lifecycle. Comparatives have been re-presented in this document. Refer to the re-segmentation document published on 22 April 2022 for further details. The re-presentation of operating segments does not change the consolidated financial results of NatWest Group.

To aid readability, this document retains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

NatWest Group – Form 6-K Interim Results 2022	2

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. For details of the basis of preparation and reconciliations where appropriate refer to the Appendix, ‘Non-IFRS financial measures’, in this announcement. These measures include:

1.	Go forward group income excluding notable items

Go-forward group income excluding notable items is calculated as total income excluding Ulster Bank RoI total income and excluding notable items. The exclusion of notable items aims to remove the impact of one-offs which may distort period-on-period comparisons.

2.	Go-forward group other operating expenses

Other operating expenses is calculated as total operating expenses less litigation and conduct costs. Other operating expenses of the Go-forward group excludes Ulster Bank RoI. Our cost target for 2022 is based on this measure and we track progress against it.

3.	Go-forward group profit before impairment releases/(losses)

Go-forward group profit before impairment releases/(losses) is calculated as total profit before impairment releases/(losses) less Ulster Bank RoI loss before impairment (lossess)/releases.

4.	Operating expenses - management view

The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort comparisons with prior periods.

5.	Cost:income ratio

The cost:income ratio is calculated as total operating expenses less operating lease depreciation divided by total income less operating lease depreciation. This is a common metric used to compare profitability across the banking industry.

6.	NatWest Group return on tangible equity

Return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners’ equity and average intangible assets. Go-forward group return on tangible equity is calculated as annualised profit for the period less Ulster Bank RoI divided by Go-forward group total tangible equity. Go forward RWAe applying factor is the Go- forward group average RWAe as a percentage of total Natwest Group average RWAe. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently.

7.	Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional tangible equity. This measure shows the return generated by operating segments on equity deployed.

8.	Bank net interest margin

Bank net interest margin is defined as annualised net interest income of the Go-forward group, as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of the Go-forward group excluding liquid asset buffer. Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer presents net interest margin on a basis more comparable with UK peers and excludes the impact of regulatory driven factors.

9.	Tangible net asset value (TNAV) per ordinary share

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price.

NatWest Group – Form 6-K Interim Results 2022	3

10.	Go-forward group net lending

NatWest Group net lending is calculated as total loans to customers less loan impairment provisions. Go-forward group net lending is calculated as net loans to customers less Ulster Bank RoI net loans to customers.

11.	Go-forward group customer deposits

Go-forward group customer deposits is calculated as total customer deposits less Ulster Bank RoI customer deposits.

Performance metrics based on but not defined under IFRS

1.	Loan:deposit ratio

Loan:deposit ratio is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. Prior periods have been re-presented. This is a common metric used to assess liquidity. This removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is more comparable to UK peers.

2.	Loan impairment rate

Loan impairment rate is the annualised loan impairment charge divided by gross customer loans.

3.	Funded assets

Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

4.	AUMAs

AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking franchise. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers. AUAs comprise third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking. Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional franchises.

Private Banking is the centre of expertise for asset management across NatWest Group servicing all client segments across Retail Banking, Private Banking and Commercial & Institutional Banking.

5.	Net new money

Net new money refers to client cash inflows and outflows relating to investment products (this can include transfers from saving accounts). Net new money excludes the impact of EEA resident client outflows following the UK’s exit from the EU.

Net new money is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Retail Banking, Private Banking and Commercial & Institutional Banking.

6.	Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities.

Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

NatWest Group – Form 6-K Interim Results 2022	4

NatWest Group plc

Interim results for the period ended 30 June 2022

Chief Executive, Alison Rose, commented

“NatWest Group delivered a strong performance in the first half of 2022, building on two years of progress against our strategic priorities. We are growing our lending to customers and continuing our £3 billion investment programme to create a simpler and better banking experience whilst delivering sustainable dividends and returns for our shareholders.

We know that continued increases in the cost of living are impacting people, families and businesses across the UK and we have put in place a range of targeted measures to support those who are likely to need it most. Our strong levels of profitability and capital generation mean we are well positioned to provide this support.

By building deeper relationships with our customers at every stage of their lives, we will deliver sustainable growth and help them to thrive in a challenging environment.”

Strong H1 2022 performance

-	H1 2022 attributable profit of £1,891 million and a return on tangible equity of 13.1%. The cost:income ratio was 58.3% in the first half compared with 67.6% in H1 2021.
-	Total income of £6,219 million was £1,078 million, or 21.0%, higher compared with H1 2021. Excluding notable items, income in the Go-forward group increased by £819 million, or 16.2%, compared with H1 2021 principally reflecting the impact of base rate increases and volume growth.
-	Net interest margin of 1.69% was 18 basis points higher compared with Q1 2022. Bank net interest margin (NIM) of 2.72% was 26 basis points higher than Q1 2022 driven by the impact of base rate rises.
-	Operating expenses of £3,653 were £154 million, or 4.4%, higher compared with H1 2021. Other operating expenses in the Go-forward group were £50 million, or 1.5%, lower than H1 2021.
-	H1 2022 operating profit before impairments was £2,566 million, up 56.3% on H1 2021. H1 2022 operating profit before impairments in the Go-forward group was £2,787 million, up 53.5% on H1 2021.
-	A net impairment release of £54 million, £46 million in the Go-forward group in H1 2022 reflected the low levels of realised losses we continue to see across our portfolio, although we continue to monitor our book given the uncertain economic outlook.

Robust balance sheet underpins sustainable growth

-	Net lending increased by £3.6 billion during H1 2022 to £362.6 billion. Go-forward group net lending increased by £9.3 billion during H1 2022 to £361.6 billion, with growth well balanced across the business.
-	Customer deposits increased by £12.3 billion during H1 2022 to £492.1 billion. Customer deposits in the Go-forward group increased by £14.8 billion during H1 2022 to £476.2 billon.
-	The liquidity coverage ratio (LCR) of 159%, representing £76.1 billion above 100%, decreased by 13 percentage points compared with Q4 2021.

Continued strong capital generation supports substantial distributions to shareholders

-	We are pleased to announce an interim dividend of 3.5 pence per share, up 17% on 2021 and a special dividend with share consolidation of £1,750 million, or 16.8 pence per share, subject to shareholder approval. Taken together these will deliver 20.3p of dividends per share.
-	When combined with the directed buyback in the first quarter, the proposed interim and special dividends bring total distributions deducted from capital in the first half to £3.3 billion, or c.32 pence per share.
-	CET1 ratio of 14.3% was c.160 basis points lower than 1 January 2022 as total distributions of c.190 basis points and increased RWAs of c.30 basis points were partially offset by the attributable profit of c.110 basis points.
-	RWAs increased by £3.5 billion compared to 1 January 2022 to £179.8 billion.

NatWest Group – Form 6-K Interim Results 2022	5

Outlook(1)

The economic outlook remains uncertain. The following statements are based on central economic forecasts, as detailed on pages 25 to 27, which include an anticipated increase in the central bank rate to 2.0% by the end of the year. We will monitor and react to market conditions and refine our internal forecasts as the economic position evolves.

-	In 2022, we expect income excluding notable items to be around £12.5 billion in the Go-forward group (2).
-	We expect NIM to be greater than 2.70% for full year 2022 in the Go-forward group.
-	We are investing around £3 billion(3) over 2021 to 2023 and, with continuing simplification, we plan to reduce Go-forward group operating expenses, excluding litigation and conduct costs, by around 3% in 2022 and to keep broadly stable in 2023, with positive jaws. In 2023 we expect some of the current inflationary impacts to be more significant, however this will be offset by ongoing savings from our investment programme.
-	We expect our 2022 and 2023 impairment charge to be lower than our through the cycle loss rate of 20-30 basis points, with 2022 below 10 basis points in the Go-forward group.
-	In 2023, we expect to achieve a return on tangible equity in the range of 14-16% for the Group.

Capital and funding

-	We aim to end 2022 with a CET1 ratio of around 14% and target a ratio of 13-14% by 2023.
-	We intend to maintain ordinary dividends of around 40% of attributable profit and to distribute a minimum of £1 billion in each of 2022 and 2023.
-	We intend to maintain capacity to participate in directed buybacks of the UK Government stake, recognising that any exercise of this authority would be dependent upon HMT’s intentions and is limited to 4.99% of issued share capital in any 12-month period.
-	We will consider further on-market buybacks as part of our overall capital distribution approach as well as inorganic growth opportunities provided they are consistent with our strategy and have a strong shareholder value case.
-	As part of the NatWest Group capital and funding plans we intend to issue between £3 billion to £5 billion of MREL-compliant instruments in 2022, with a continued focus on issuance under our Green, Social and Sustainability Bond framework. NatWest Markets plc’s funding plan targets £4 billion to £5 billion of public benchmark issuance.

Ulster Bank RoI

-	We have made significant progress on our phased withdrawal from the Republic of Ireland and have binding agreements in place for c.90% of gross customer loans. We expect the majority of the commercial asset sale to Allied Irish Banks and the majority of the asset sale to Permanent TSB to be largely complete by the end of 2022 and for the tracker mortgage asset sale to Allied Irish Banks to complete in the first half of 2023.
-	With this progress, we continue to expect total exit costs of €900 million, with the majority incurred by the end of 2023. In Q3 2022 we expect to incur around €350 million of these exit costs as a result of the reclassification of UBIDAC mortgages to fair value.
-	We continue to expect the phased withdrawal to be capital accretive.
(1)	The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors section on pages 137 to 158 of the 2021 Annual Report on Form 20-F and the Summary Risk Factors on pages 111 to 112 of this announcement. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.
(2)	Go-forward group excludes Ulster Bank RoI and discontinued operations.
(3)	Denotes cash investment spend excluding certain regulatory and legacy programmes.

NatWest Group – Form 6-K Interim Results 2022	6

Our Purpose in action

We champion potential, helping people, families and businesses to thrive. We are breaking down barriers, building financial confidence and delivering sustainable growth and returns by living up to our purpose. Some key achievements from H1 2022 include:

People and families

-	We have proactively contacted 2.7 million personal and business customers year to date, offering support and information on the cost of living. We have also launched an online Cost of Living hub to share resources and tools, and to inform customers of the support that is available to them through third parties.
-	We delivered 3.7 million financial capability interactions in H1 2022, including carrying out 0.4 million financial health checks.
-	In Retail Banking, we have completed £1.4 billion of green mortgages (which give a discounted interest rate to energy efficient properties) since they were launched in Q4 2020, including £661 million in H1 2022.
-	Our support for young people continues with the launch of our new pocket money product, NatWest Rooster Money, which helps children build money confidence and develop positive money habits around saving and spending. We acquired Rooster along with 130,000 customers and since the beginning of the year added 17,000 new customers plus a smooth connection to Rooster via the main Mobile App.

Businesses

-	We completed £11.9 billion of climate and sustainable funding and financing in H1 2022, bringing the cumulative contribution to £20.0 billion against our target of £100 billion between 1 July 2021 and the end of 2025.
-	We announced an additional £1.25 billion lending package to the UK farming community and our 40,000 customers within it, building on an earlier set of measures for the sector announced in June 2022.
-	To provide certainty to SMEs, Business Current Accounts remain available without a minimum charge and we are freezing the standard published tariffs on these accounts for the next 12 months.
-	NatWest Markets won the ‘Most Impressive Investment Bank for Corporate Green and ESG-Linked Bonds’ as well as the ‘Most Impressive FIG (Financial Institutions Group) House in Sterling’ at the 2022 Global Capital Bond Awards in June 2022.

Colleagues

-	To support our colleagues with the rising cost of living, we announced a permanent increase in base pay averaging £1,000 for more than 22,000 colleagues globally.
-	We announced a three-year partnership with the University of Edinburgh to make climate education available to all colleagues across the bank, including the delivery of more in-depth Climate Change Transformation and Sector Specific programmes for over 16,000 roles which require a broader level of knowledge.
-	To support our colleagues who are carers, unpaid carers’ leave can now be taken day-by-day, instead of only in full-week blocks, up to a maximum of four weeks in a year, and up to a maximum of 18 weeks in total.
-	Building on our campaign to support learning for the future, colleagues are now able to take two dedicated, learning-for-the-future days each year to support the development of future skills.

Communities

-	To help with the rising cost of living, we announced a new £4 million hardship fund to provide grants and support, delivered through partner organisations including Citizens Advice, StepChange and Money Advice Trust.
-	We launched the pilot scheme for the NatWest Thrive with Marcus Rashford programme. The programme aims to help more young people pursue their dreams, appreciate their strengths and become more money confident.
-	In collaboration with Aston University, we published the report ‘Time to change: A blueprint for advancing the UK’s ethnic minority businesses’, which sets out recommendations for policymakers, companies and entrepreneurs to advance the growth potential of ethnic minority businesses.
-	To champion female entrepreneurship in the UK, NatWest Group and The Telegraph launched the ‘100 Female Entrepreneurs to Watch’ list. 10 female entrepreneurs will be selected from the list for further support, and one business will receive a £10,000 investment grant from NatWest Group as well as a year’s mentorship from a Rose Review board member.
-	We pledged £100,000 to support 500 Ukrainian students to continue their studies at Polish universities and polytechnics following the Russian invasion.

NatWest Group – Form 6-K Interim Results 2022	7

Business performance summary

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Continuing operations
Total income	6,219	5,141	3,211	3,008	2,571
Operating expenses	(3,653)	(3,499)	(1,833)	(1,820)	(1,695)
Profit before impairment releases	2,566	1,642	1,378	1,188	876
Operating profit before tax	2,620	2,325	1,396	1,224	1,473
Profit attributable to ordinary shareholders	1,891	1,842	1,050	841	1,222
Excluding notable items within total income (1)
Total income excluding notable items (2)	5,898	5,111	3,114	2,784	2,532
Operating expenses	(3,653)	(3,499)	(1,833)	(1,820)	(1,695)
Profit before impairment releases and excluding notable items	2,245	1,612	1,281	964	837
Operating profit before tax and excluding notable items	2,299	2,295	1,299	1,000	1,434
Go-forward group (3)
Total income (2)	6,186	5,076	3,199	2,987	2,541
Total income excluding notable items (2)	5,865	5,046	3,102	2,763	2,502
Other operating expenses	(3,241)	(3,291)	(1,636)	(1,605)	(1,608)
Profit before impairment releases/(losses) (2)	2,787	1,816	1,507	1,280	971
Return on tangible equity	14.1%	12.8%	16.5%	11.9%	17.3%
Performance key metrics and ratios
Bank net interest margin (2,4)	2.59%	2.35%	2.72%	2.46%	2.35%
Bank average interest earning assets (2,4)	£337bn	£321bn	£340bn	£333bn	£323bn
Cost:income ratio (2)	58.3%	67.6%	56.7%	60.1%	65.5%
Loan impairment rate (2)	(3bps)	(37bps)	(2bps)	(1bp)	(65bps)
Total earnings per share attributable to ordinary shareholders - basic	17.4p	15.6p	10.0p	7.5p	10.6p
Return on tangible equity (2)	13.1%	11.7%	15.2%	11.3%	15.6%

NatWest Group – Form 6-K Interim Results 2022	8

	30 June	31 March	31 December
	2022	2022	2021
	£bn	£bn	£bn
Balance sheet
Total assets	806.5	785.4	782.0
Funded assets (2)	697.1	685.4	675.9
Loans to customers - amortised cost	362.6	365.3	359.0
Loans to customers and banks - amortised cost and FVOCI	376.4	375.7	369.8
Go-forward group net lending (2)	361.6	359.0	352.3
Total impairment provisions	3.5	3.7	3.8
Expected credit loss (ECL) coverage ratio	0.93%	0.98%	1.03%
Assets under management and administration (AUMA) (2)	32.9	35.0	35.6
Go-forward group customer deposits (2)	476.2	465.6	461.4
Customer deposits	492.1	482.9	479.8
Liquidity and funding
Liquidity coverage ratio (LCR)	159%	167%	172%
Liquidity portfolio	268	275	286
Net stable funding ratio (NSFR) (5)	153%	152%	157%
Loan:deposit ratio (2)	71%	73%	72%
Total wholesale funding	76	76	77
Short-term wholesale funding	24	22	23
Capital and leverage
Common Equity Tier (CET1) ratio (6)	14.3%	15.2%	18.2%
Total capital ratio (6)	19.3%	20.4%	24.7%
Pro forma CET1 ratio, pre foreseeable items (7)	15.6%	16.1%	19.5%
Risk-weighted assets (RWAs)	179.8	176.8	157.0
UK leverage ratio (8)	5.2%	5.5%	5.9%
Tangible net asset value (TNAV) per ordinary share	267p	269p	272p
Number of ordinary shares in issue (millions) (9)	10,436	10,622	11,272

(1)	Refer to the following page for details of notable items within total income.
(2)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(3)	Go-forward group excludes Ulster Bank RoI and discontinued operations.
(4)	NatWest Group excluding Ulster Bank RoI and liquid asset buffer.
(5)	The NSFR is presented on a spot basis.
(6)	Based on the PRA Rulebook Instrument transitional arrangements, therefore includes transitional relief on grandfathered capital instruments and transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. For additional information, refer to page 70. On 1 January 2022 the proforma CET1 ratio was 15.9% following regulatory changes.
(7)	The pro forma CET1 ratio at 30 June 2022 excludes foreseeable items of £2,341 million: £500 million for ordinary dividends, £1,750 million for special dividends and £91 million foreseeable charges (31 March 2022 excludes foreseeable items of £1,623 million: £1,096 million for ordinary dividends and £527 million foreseeable charges; 31 December 2021 excludes foreseeable charges of £2,036 million: £846 million for ordinary dividends and £1,190 million foreseeable charges and pension contributions).
(8)	The UK leverage exposure is calculated in accordance with the Leverage Ratio (CRR) part of the PRA Rulebook, and transitional Tier 1 capital is calculated in accordance with the PRA Rulebook. For additional information, refer to page 68 and 71.
(9)	The number of ordinary shares in issue excludes own shares held.

NatWest Group – Form 6-K Interim Results 2022	9

Summary consolidated income statement for the period ended 30 June 2022

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Net interest income	4,334	3,744	2,307	2,027	1,900
Non-interest income	1,885	1,397	904	981	671
Total income	6,219	5,141	3,211	3,008	2,571
Litigation and conduct costs	(169)	18	(67)	(102)	34
Other operating expenses	(3,484)	(3,517)	(1,766)	(1,718)	(1,729)
Operating expenses	(3,653)	(3,499)	(1,833)	(1,820)	(1,695)
Profit before impairment releases	2,566	1,642	1,378	1,188	876
Impairment releases	54	683	18	36	597
Operating profit before tax	2,620	2,325	1,396	1,224	1,473
Tax charge	(795)	(432)	(409)	(386)	(199)
Profit from continuing operations	1,825	1,893	987	838	1,274
Profit from discontinued operations, net of tax	190	177	127	63	83
Profit for the period	2,015	2,070	1,114	901	1,357
Attributable to:
Ordinary shareholders	1,891	1,842	1,050	841	1,222
Preference shareholders	—	9	—	—	4
Paid-in equity shareholders	121	178	62	59	91
Non-controlling interests	3	41	2	1	40
	2,015	2,070	1,114	901	1,357

Notable items within total income (1)
Commercial & Institutional
Fair value, disposal losses and asset
disposals/strategic risk reduction (2)	(45)	(62)	(45)	—	(44)
Tax variable lease repricing	—	32	—	—	32
Own credit adjustments	52	1	34	18	(1)
Central items & other
Share of associate (losses)/profits for Business Growth
Fund	(13)	129	(36)	23	8
Loss on redemption of own debt	(24)	(138)	—	(24)	(20)
Liquidity Asset Bond sale gains/(losses)	36	25	(5)	41	20
Interest and FX risk management derivatives
not in accounting hedge relationships	315	44	149	166	45
Own credit adjustments	—	(1)	—	—	(1)
Total	321	30	97	224	39

(1)	Refer to page 2 of the Non-IFRS financial measures appendix.
(2)	As previously reported H1 2021 and Q2 2021 includes fair value and disposal gains/(losses) in the banking book H1 2021 - £22 million (Q2 2021 – (£8) million) and H1 2021 - £40 million (Q2 2021 – (£36) million) of asset disposals/strategic risk reduction relating to the costs of exiting positions, which includes changes in carrying value to align to the expected exit valuation, and the impact of risk reduction transactions entered into, in respect of the strategic announcements of 14 February 2020.

NatWest Group – Form 6-K Interim Results 2022	10

Business performance summary

Chief Financial Officer review

We have made good progress against our strategic objectives and our capital and liquidity position remains robust. We have delivered a strong financial performance in the first half of the year, with a RoTE of 13.1%, reflecting the strong profit and capital generation capacity of the business in the current interest rate environment. We also saw strong growth in lending and deposits across the business.

We continue to monitor the evolving economic outlook and are mindful of the impact that higher levels of inflation, higher interest rates and supply chain shortages are having on our customers.

We are pleased to announce an interim dividend of 3.5 pence per share and a special dividend of £1,750 million, representing total distributions deducted from capital of £3.3 billion when combined with the directed buyback in the first quarter. We have also now completed the £750 million on-market buyback programme we announced in February.

Financial performance

Total income of £6,219 million was £1,078 million, or 21.0%, higher compared with H1 2021. Total income in the Go-forward group increased by 21.9% to £6,186 million compared with H1 2021. Excluding notable items, income was 16.2% higher than H1 2021, primarily driven by volume growth and favourable yield curve movements. We have also seen increased payment card fees and markets income in Commercial & Institutional and higher spend-related fee income in Retail Banking. Net interest margin of 1.69% was 18 basis points higher compared with Q1 2022. Bank NIM of 2.72% was 26 basis points higher than Q1 2022 reflecting the beneficial impact of recent base rate rises.

Operating expenses of £3,653 were £154 million, or 4.4%, higher compared with H1 2021. Other operating expenses in the Go-forward group were £50 million, or 1.5%, lower than H1 2021 as we continue with our 3-year investment programme. We remain on track to achieve our full year cost reduction target of around 3% in 2022, although savings will not be linear across the remaining quarters.

We have reported a £54 million impairment release, £46 million in the Go-forward group for the first half of 2022, reflecting the continued low levels of realised losses we have seen across our portfolio; we do recognise the significant uncertainty in the economic outlook and are monitoring activity closely. Compared with Q1 2022, our ECL provisions have reduced by £0.2 billion to £3.5 billion, and our ECL coverage ratio has reduced from 0.98% to 0.93%. Whilst we are comfortable with the strong credit performance of our book, we continue to hold economic uncertainty post model adjustments (PMA) of £0.6 billion, or 17.2%, of total impairment provisions. PMAs have been pivoted more towards expected pressure from cost of living increases and supply chain issues rather than concerns over COVID-19 impacts. We will continue to assess this position regularly.

As a result, we are pleased to report an interim attributable profit of £1,891 million, with earnings per share of 17.4 pence and a RoTE of 13.1%.

Net lending increased by £3.6 billion during H1 2022 to £362.6 billion. Net lending in the Go-forward group increased by £9.3 billion over the first half of the year. Mortgage lending increased by £6.3 billion, with gross new lending of £20.6 billion in the first half, compared with £21.4 billion in H1 2021 and £18.3 billion in H2 2021. Net lending in Commercial & Institutional grew by £3.1 billion reflecting growth across all areas of the business including increases in facility utilisation and funds activity, partly offset by continued UK Government financial support scheme repayments.

Customer deposits increased by £12.3 billion during H1 2022 to £492.1 billion. Customer deposits increased by £14.8 billion in the Go-forward group during the first half of the year principally reflecting a £5.7 billion increase in Commercial & Institutional, largely due to improved market liquidity, and treasury repo activity of £4.7 billion. We have seen a slowdown in Retail Banking deposit growth, with balances up by £1.6 billion in the first half of the year.

TNAV per share reduced by 2 pence in the quarter to 267 pence principally reflecting the full year ordinary dividend payment and movements in cashflow hedging and other reserves partially offset by the attributable profit for the period.

Capital

The CET1 ratio remains strong at 14.3%, including 16 basis points of IFRS 9 transitional relief. The c.160 basis point reduction compared with 1 January 2022 principally reflects total distributions of c.190 basis points and increased RWAs of c.30 basis points partially offset by the attributable profit of c.110 basis points. The total capital ratio decreased by 540 basis points to 19.3% compared with Q4 2021.

Compared to the 1 January position, RWAs increased by £3.5 billion to £179.8 billion principally reflecting lending growth, FX movements and model updates.

When combined with the directed buyback in the first quarter, the proposed interim and special dividends bring total distributions deducted from capital in the first half to £3.3 billion, or c.32 pence per share.

The special dividend will return material capital to shareholders whilst ensuring the UK Government’s shareholding remains below 50% which the Board has determined is the interests of all the Group’s stakeholders. The proposed consolidation will be set to reduce the share count as if we were buying back at the market price thereby offsetting the dilutive impact to TNAV per share of the substantial special dividend.

Funding and liquidity

The LCR decreased by 8 percentage points to 159% in the quarter, representing £76.1 billion headroom above 100% minimum requirement. The main drivers of this include an increase in cash outflows from wholesale funding and credit facilities to our customers and an increase in customer lending which outstripped growth in customer deposits. Total wholesale funding increased by £0.6 billion in the quarter to £76.4 billion. Short term wholesale funding increased by £1.6 billion in the quarter to £23.6 billion.

NatWest Group – Form 6-K Interim Results 2022	11

Business performance summary

Retail Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Total income	2,554	2,150	1,337	1,217	1,094
Operating expenses	(1,242)	(1,187)	(597)	(645)	(600)
of which: Other operating expenses	(1,184)	(1,178)	(593)	(591)	(593)
Impairment (losses)/releases	(26)	57	(21)	(5)	91
Operating profit	1,286	1,020	719	567	585
Return on equity	26.3%	27.5%	29.5%	23.1%	32.0%
Net interest margin	2.53%	2.26%	2.62%	2.43%	2.27%
Cost:income ratio	48.6%	55.2%	44.7%	53.0%	54.8%
Loan impairment rate	3bps	(6)bps	4bps	1bps	(20)bps

	As at
	30 June	31 March	31 December
	2022	2022	2021
	£bn	£bn	£bn
Net loans to customers (amortised cost)	188.7	184.9	182.2
Customer deposits	190.5	189.7	188.9
RWAs	53.0	52.2	36.7

During H1 2022, Retail Banking continued to pursue sustainable growth with an intelligent approach to risk, delivering a return on equity of 26% and an operating profit of £1,286 million.

To support our customers, we launched a new Cost of Living hub, online and in app, which provides tools and support including Financial Health Checks, budget planner, top 10 tips to save, advice on what to do if customers think they are going to miss a payment and links to third parties, including PayPlan and Citizens Advice. In addition, for our younger customers we launched NatWest Rooster Money aimed at building their money confidence and developing positive money habits around earning, saving, and spending. This complements our existing MoneySense education programme which has recently recommenced in-school workshops.

Retail Banking completed £1.5 billion of climate and sustainable funding and financing in H1 2022 which will contribute towards the NatWest Group target of £100 billion between 1 July 2021 and the end of 2025.

H1 2022 performance

-	Total income was £404 million, or 18.8%, higher than H1 2021 reflecting higher deposit income, supported by recent base rate rises, combined with strong mortgage balance growth, higher unsecured balances and higher transactional-related fee income, partially offset by lower mortgage margins.
-	Operating expenses of £1,242 million were £55 million, or 4.6%, higher compared with H1 2022. Other operating expenses were £6 million, or 0.5%, higher than H1 2021 due to higher investment spend and increased costs for financial crime and fraud prevention. This was partly offset by a 9.2% reduction in operational headcount, as a result of continued customer digital adoption and automation of end-to-end customer journeys. Cost income ratio of 48.6 percent in H1 2022.
-	Impairment losses of £26 million in H1 2022 continue to reflect a low level of stage 3 defaults, partly offset by provision releases in stage 2. ECL provision includes post model adjustments of £179 million relating to economic uncertainty, as at 30 June 2022.
-	Net loans to customers increased by £6.5 billion, or 3.6%, in H1 2022 reflecting continued mortgage growth of £5.9 billion, with gross new mortgage lending of £18.9 billion representing flow share of around 13%. Cards balances increased by £0.3 billion and personal advances increased by £0.3 billion in H1 2022 from improving customer demand.
-	Customer deposits increased by £1.6 billion, or 0.8%, in H1 2022 with growth slowing towards pre-COVID-19 levels, reflecting higher customer spend levels.
-	RWAs increased by £16.3 billion in H1 2022 primarily reflecting 1 January 2022 regulatory changes of £15.3 billion, higher lending partially offset by quality improvements.

NatWest Group – Form 6-K Interim Results 2022	12

Q2 2022 performance

-	Total income was £120 million, or 9.9%, higher than Q1 2022 reflecting higher deposit income, supported by recent base rate rises, higher mortgage balances, higher unsecured balances and higher transactional-related fee income, partially offset by the non-repeat of an insurance profit share and lower mortgage margins.
-	Net interest margin was 19 basis points higher than Q1 2022 reflecting higher deposit returns, partly offset by mortgage margin pressure. Mortgage back book margin was 148 basis points in the period and application margins increased to around 60 basis points at the end of the quarter.
-	Operating expenses of £597 million were £48 million, or 7.4%, lower compared with Q1 2022. Other operating expenses were £2 million, or 0.3%, higher than Q1 2022 primarily due to higher property related provision costs.
-	Impairment losses of £21 million in Q2 2022 continue to reflect a low level of stage 3 defaults, partly offset by provision releases in stage 2.
-	Net loans to customers increased by £3.8 billion, or 2.1% compared with Q1 2022 reflecting continued mortgage growth of £3.3 billion, with gross new mortgage lending of £9.8 billion representing flow share of around 13%. Cards balances increased by £0.3 billion and personal advances increased by £0.2 billion in Q2 2022 as customer demand and spend levels continued to improve.
-	Customer deposits increased by £0.8 billion, or 0.4% in Q2 2022 with growth slowing towards pre-COVID-19 levels, reflecting higher customer spend levels.
-	RWAs increased by £0.8 billion, or 1.5%, in Q2 2022 primarily reflecting lending growth partially offset by quality improvements.

NatWest Group – Form 6-K Interim Results 2022	13

Business performance summary

Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Total income	461	368	245	216	183
Operating expenses	(285)	(249)	(146)	(139)	(128)
of which: Other operating expenses	(284)	(254)	(146)	(138)	(128)
Impairment releases	11	27	6	5	27
Operating profit	187	146	105	82	82
Return on equity	20.9%	14.2%	23.5%	18.2%	15.9%
Net interest margin	3.34%	2.62%	3.60%	3.07%	2.60%
Cost:income ratio	61.8%	67.7%	59.6%	64.4%	69.9%
Loan impairment rate	(12)bps	(30)bps	(13)bps	(11)bps	(60)bps
Net new money (£bn) (1)	1.4	1.6	0.6	0.8	1.0

	As at
	30 June	31 March	31 December
	2022	2022	2021
	£bn	£bn	£bn
Net loans to customers (amortised cost)	18.8	18.7	18.4
Customer deposits	41.6	40.3	39.3
RWAs	11.3	11.5	11.3
Assets under management (AUMs) (1)	28.1	29.6	30.2
Assets under administration (AUAs) (1)	4.8	5.4	5.4
Total assets under management and administration (AUMA) (1)	32.9	35.0	35.6

(1)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

Private Banking operating profit of £187 million in H1 2022 was supported by robust deposit and lending growth with strong net new money despite volatile investment market conditions. Return on equity of 20.9% represents an increase of 7 percentage points compared with H1 2021.

Coutts achieved B Corp Certification in July 2021, and since then we’ve engaged with over 60 clients and 10 suppliers to support them in achieving B Corp status. We have also worked with NatWest Group’s ‘Purpose Led Accelerator’ to provide a deep dive on the B Corp Certification journey to 130 entrepreneurs and business leaders.

H1 2022 performance

-	Total income was £93 million, or 25.3%, higher than H1 2021 reflecting strong balance growth and higher deposit income, supported by recent interest rate rises and higher card and payment related fee income as transactional volumes continued to improve. Net interest margin was 72 basis points higher than H1 2021 reflecting higher deposit income.
-	Operating expenses of £285 million were £36 million, or 14.5%, higher compared with H1 2022. Other operating expenses were £30 million, or 11.8%, higher than H1 2021 principally due to continued investment in people and technology to enhance our AUMA growth propositions and increased costs for financial crime and fraud.
-	A net impairment release of £11 million in H1 2022 reflects the continued low levels of credit risk in the portfolio.
-	Net loans to customers increased by £0.4 billion, or 2.2%, in H1 2022 due to continued strong mortgage lending growth, whilst RWAs were broadly in line with Q4 2021.
-	Customer deposits increased by £2.3 billion, or 5.9%, in H1 2022 as customers continue to build and retain liquidity.
-	AUMA balances decreased by £2.7 billion, or 7.6%, in H1 2022 largely driven by lower global investment markets. Net new money was £1.4 billion in H1 2022, which was £0.2 billion less than H1 2021, and represented 7.9% of opening AUMA balances on an annualised basis representing a strong performance given volatile investment market conditions.

Q2 2022 performance

-	Total income was £29 million, or 13.4%, higher than Q1 2022 reflecting higher deposit income, supported by further interest rate rises and continued balance growth. Net interest margin increased by 53 basis points compared with Q1 2022 reflecting higher deposit returns.
-	Net loans to customers increased by £0.1 billion, or 0.5%, compared with Q1 2022 supported by continued mortgage lending growth.
-	AUMA balances reduced by £2.1 billion, or 6.0%, in the quarter as growth was more than offset by lower global investment markets. Net new money was £0.6 billion, which was £0.2bn lower than Q1 2022, and represented 8.0% of opening AUMA balances on an annualised basis.

NatWest Group – Form 6-K Interim Results 2022	14

Business performance summary

Commercial & Institutional

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Net interest income	1,764	1,487	961	803	762
Non-interest income	1,173	987	601	572	459
Total income	2,937	2,474	1,562	1,375	1,221
Operating expenses	(1,820)	(1,824)	(898)	(922)	(909)
of which: Other operating expenses	(1,734)	(1,789)	(854)	(880)	(874)
Impairment releases	59	613	48	11	488
Operating profit	1,176	1,263	712	464	800
Return on equity	11.4%	12.1%	14.0%	8.8%	15.9%
Net interest margin	2.84%	2.49%	3.09%	2.69%	2.52%
Cost:income ratio	61.1%	73.0%	56.6%	66.3%	73.7%
Loan impairment rate	(9)bps	(96)bps	(15)bps	(3)bps	(153)bps

	As at
	30 June	31 March	31 December
	2022	2022	2021
	£bn	£bn	£bn
Net loans to customers (amortised cost)	127.3	126.6	124.2
Customer deposits	223.2	217.9	217.5
Funded assets	343.4	334.6	321.3
RWAs	103.0	100.3	98.1

During H1 2022 Commercial & Institutional delivered a strong performance with a return on equity of 11.4% and operating profit of £1,176 million.

Commercial & Institutional remains well positioned to support its customers in the current macro-economic environment. Our balance sheet strength means we are able to meet our customers’ financing requirements and our product suite allows us to support customers’ risk management during times of macroeconomic volatility. Our specialist Relationship Managers and business hubs located across the UK offer advice and support to those facing a cost of business, as well as living, crisis. We continually monitor all sectors to proactively identify the most vulnerable. As a result, for example, we have developed a tailored support package for our agricultural customer base who are facing extreme impacts on supply costs and profit margins.

Commercial & Institutional completed £10.3 billion of climate and sustainable funding and financing in H1 2022 delivering a cumulative £17.3 billion since 1 July 2021, contributing toward the NatWest Group target of £100 billion between 1 July 2021 and the end of 2025. To ensure that as many SMEs as possible can realise benefits from their carbon-reduction efforts and innovation, we have reduced the lower threshold for our Green Loans offering for SMEs from £50,000 to £25,000.

H1 2022 performance

-	Total income was £463 million, or 18.7%, higher than H1 2021 primarily reflecting strong balance sheet growth, higher interest rates supporting deposit returns, improved markets and card payment fees. Markets income(1) of £427 million, was £98 million, or 29.8%, higher than H1 2021 with good performance across the product suite.
-	Net interest margin was 35 basis points higher than H1 2021 reflecting higher deposit returns.
-	Operating expenses of £1,820 million were £4 million, or 0.2%, lower compared with H1 2021. Other operating expenses were £55 million, or 3.1%, lower than H1 2021 due to ongoing cost management, and non-repeat of H1 2021 restructuring costs, partly offset by continued investment in the business.
-	An impairment release of £59 million in H1 2022 compared with an impairment release of £613 million in H1 2021, reflecting a continued low level of stage 3 defaults more than offset by good book provision releases. ECL provision includes post model adjustments of £388 million relating to economic uncertainty, as at 30 June 2022.
-	Net loans to customers increased by £3.1 billion, or 2.5%, in H1 2022 with growth in facility utilisation and funds activity within Corporate & Institutions, partly offset by continued UK Government financial support scheme repayments. Invoice and asset finance balances within the Commercial Mid-market business increased by £0.8 billion.
-	Customer deposits increased by £5.7 billion, or 2.6%, in H1 2022 due to overall increased customer liquidity and strong growth in the funds business.
-	RWAs increased by £4.9 billion, or 5.0%, in H1 2022 primarily reflecting 1 January 2022 regulatory changes, business and FX movements, partly offset by risk parameter improvements.

NatWest Group – Form 6-K Interim Results 2022	15

Business performance summary

Commercial & Institutional continued

Q2 2022 performance

-	Total income was £187 million, or 13.6%, higher than Q1 2022 due to continued balance sheet growth, higher deposit returns from an improved interest rate environment and increased card payment fees.
-	Net interest margin was 40 basis points higher than Q1 2022 reflecting higher deposit returns.
-	Operating expenses of £898 million were £24 million, or 2.6%, lower compared with Q1 2022. Other operating expenses were £26 million, or 3.0%, lower than Q1 2022 primarily reflecting increased capitalisation of certain investment costs, business efficiencies partly offset by the annual pay revision.
-	Net loans to customers increased by £0.7 billion, or 0.6%, in Q2 2022 due to increased funds activity and facility utilisation within Corporate & Institutions partly offset by UK Government scheme repayments, primarily in the Commercial Mid-market business.
-	Customer deposits increased by £5.3 billion, or 2.4%, in Q2 2022 reflecting continued customer liquidity and increased fund inflows.
-	RWAs increased by £2.7 billion, or 2.7%, in Q2 2022 mainly reflecting business movements and model updates.
(1)	Markets income excludes asset disposals/strategic risk reduction, own credit risk adjustments and central items.

NatWest Group – Form 6-K Interim Results 2022	16

Business performance summary

Ulster Bank RoI

Continuing operations	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Total income	33	65	12	21	30
Operating expenses	(254)	(239)	(141)	(113)	(125)
of which: Other operating expenses	(243)	(226)	(130)	(113)	(121)
Impairment releases/(losses)	8	(13)	(21)	29	(9)
Operating loss	(213)	(187)	(150)	(63)	(104)

	As at
	30 June	31 March	31 December
	2022	2022	2021
	£bn	£bn	£bn
Net loans to customers - amortised cost	1.0	6.3	6.7
Customer deposits	15.9	17.3	18.4
RWAs	10.8	11.2	9.1

Ulster Bank ROI continues to make progress on its phased withdrawal from the Republic of Ireland.

-	A significant milestone was reached with the successful completion of a migration of an initial tranche of commercial customers to Allied Irish Banks, p.l.c. (AIB). Remaining migrations of the c. €4.2 billion of gross performing commercial loans will be completed in phases mainly over H2 2022, with the final cohorts in H1 2023.
-	Confirmation was received from the Irish competition authority (the CCPC) that it had cleared the sale of c.€7.6 billion of gross performing non-tracker mortgages, the Lombard asset finance business, the business direct loan book, and 25 branches to Permanent TSB p.l.c. (PTSB). Shareholders of PTSB’s holding company have also approved this transaction.
-	A legally binding agreement was reached with AIB for the sale of a c.€6 billion portfolio of gross performing tracker and linked mortgages. Completion of this sale, which is subject to obtaining any relevant regulatory approvals and satisfying the conditions of the legally binding agreement, is expected to occur in Q2 2023. UBIDAC now has binding agreements in place for c.90% of its total gross customer lending portfolio.
-	In other transactions, UBIDAC also announced that it will transfer its existing life assurance intermediary activities to Irish Life Financial Services Ltd and its Home and Car Insurance renewal rights to Aviva Direct.
-	‘Choose, Move & Close’ letters have been sent to customers since April with tranches of letters being sent out on a weekly basis. Customers have six months to choose a new provider, move their banking relationship and close their account with Ulster Bank.
-	Work continues on managing the residual activities of the bank, including remaining asset sales.

H1 2022 performance

-	Total income was £32 million, or 49.2% (€36 million, or 48.6% in euro terms), lower than H1 2021 reflecting reduced business levels following the decision to withdraw, coupled with the cost of an inter-group liquidity facility that was put in place as part of the arrangements to manage deposit outflows.
-	Operating expenses of £254 million were £15 million, or 6.3%, higher compared with H1 2021. Other operating expenses were £17 million, or 7.5%, (€30 million, or 11.6% in euro terms), higher than H1 2021, due to higher withdrawal-related programme costs and a one-off pension charge being partially offset by lower regulatory levies and a 5.3% reduction in headcount. Ulster Bank RoI incurred £26 million (€31 million) of withdrawal-related direct costs in H1 2022.
-	A net impairment release of £8 million (€9 million) in H1 2022 reflects improvements in the reducing portfolio and releases of COVID-related post-model adjustments, partially offset by new post-model adjustments for current macro-economic and divestment risks.
-	Net loans to customers decreased by £5.7 billion, or 85.1%, (€6.7 billion, or 84.8% in euro terms) in H1 2022 as £5.1 billion (€5.9 billion) of tracker loans were reclassified as Assets held for sale and as repayments continue to exceed gross new lending.
-	Customer deposits decreased by £2.5 million, or 13.6%, (€3.5 billion, or 16.0% in euro terms), in H1 2022 due to reducing personal deposits as customers continue to close their accounts.
-	RWAs increased by £1.7 billion (€1.7 billion) in H1 2022 due to temporary model adjustments as a result of new regulations applicable to IRB models, partially offset by asset sales, other repayments and facility maturities in the context of the phased withdrawal.

Q2 2022 performance

-	Total income was £9 million, or 42.9%, (€12 million, or 48.0% in euro terms) lower than Q1 2022 reflecting reduced business levels and the cost of the inter-group liquidity facility.
-	Operating expenses of £141 million were £28 million, or 24.8%, higher compared with Q1 2022. Other operating expenses were £17 million, or 15.0%, (€20 million, or 14.9% in euro terms) higher than Q1 2022 due to higher withdrawal-related programme costs and a one-off pension charge.
-	Impairment losses of £21 million (€26 million) in Q2 2022 reflect post-model adjustments for current macro-economic and divestment risks.
-	RWAs reduced by £0.4 billion (€0.6 billion) in Q2 2022 due to asset sales, other repayments and facility maturities in the context of the phased withdrawal.

NatWest Group – Form 6-K Interim Results 2022	17

Business performance summary

Ulster Bank RoI continued

Total Ulster Bank RoI including discontinued operations

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Total income	185	243	86	99	119
Operating expenses	(278)	(261)	(154)	(124)	(136)
of which: Other operating expenses	(267)	(248)	(143)	(124)	(132)
Impairment releases/ (losses)	70	11	45	25	(1)
Operating loss	(23)	(7)	(23)	—	(18)

	As at
	30 June	31 March	31 December
	2022	2022	2021
	£bn	£bn	£bn
Net loans to customers - amortised cost	15.2	15.5	15.7
Customer deposits	15.9	17.3	18.4
RWAs	10.8	11.2	9.1

Central items & other

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Central items not allocated	184	83	10	174	110

An operating profit of £184 million within central items not allocated includes gains resulting from risk management derivatives not in hedge accounting relationships of £315 million.

NatWest Group – Form 6-K Interim Results 2022	18

Segment performance

	Half year ended 30 June 2022
	Go-forward group
	Retail	Private	Commercial &	Central items &	Total excluding	Ulster	Total
	Banking	Banking	Institutional	other	Ulster Bank RoI	Bank RoI	NatWest Group
	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	2,340	315	1,764	(91)	4,328	6	4,334
Own credit adjustments	—	—	52	—	52	—	52
Other non-interest income	214	146	1,121	325	1,806	27	1,833
Total income	2,554	461	2,937	234	6,186	33	6,219
Direct expenses	(320)	(102)	(736)	(2,181)	(3,339)	(145)	(3,484)
Indirect expenses	(864)	(182)	(998)	2,142	98	(98)	—
Other operating expenses	(1,184)	(284)	(1,734)	(39)	(3,241)	(243)	(3,484)
Litigation and conduct costs	(58)	(1)	(86)	(13)	(158)	(11)	(169)
Operating expenses	(1,242)	(285)	(1,820)	(52)	(3,399)	(254)	(3,653)
Operating profit/(loss) before impairment (losses)/releases	1,312	176	1,117	182	2,787	(221)	2,566
Impairment (losses)/releases	(26)	11	59	2	46	8	54
Operating profit/(loss)	1,286	187	1,176	184	2,833	(213)	2,620

Income excluding notable items	2,554	461	2,930	(80)	5,865	33	5,898

Additional information
Return on tangible equity (1)	na	na	na	na	14.1%	na	13.1%
Return on equity (1)	26.3%	20.9%	11.4%	nm	nm	nm	na
Cost:income ratio (1)	48.6%	61.8%	61.1%	nm	54.5%	nm	58.3%
Total assets (£bn)	216.2	30.0	451.5	87.1	784.8	21.7	806.5
Funded assets (£bn) (1)	216.2	30.0	343.4	85.8	675.4	21.7	697.1
Net loans to customers - amortised cost (£bn)	188.7	18.8	127.3	26.8	361.6	1.0	362.6
Loan impairment rate (1)	3bps	(12)bps	(9)bps	nm	(3)bps	nm	(3)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.4)	—	(3.0)	(0.4)	(3.4)
Impairment provisions - stage 3 (£bn)	(0.9)	—	(0.7)	—	(1.6)	(0.4)	(2.0)
Customer deposits (£bn)	190.5	41.6	223.2	20.9	476.2	15.9	492.1
Risk-weighted assets (RWAs) (£bn)	53.0	11.3	103.0	1.7	169.0	10.8	179.8
RWA equivalent (RWAe) (£bn)	53.0	11.3	101.4	2.2	167.9	10.8	178.7
Employee numbers (FTEs - thousands)	13.9	2.0	11.8	29.4	57.1	1.8	58.9
Third party customer asset rate (2)	2.59%	2.65%	3.01%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.07%)	(0.07%)	(0.06%)	nm	nm	0.05%	nm
Bank average interest earning assets (£bn) (1)	186.8	19.0	125.2	nm	336.9	na	336.9
Bank net interest margin (1)	2.53%	3.34%	2.84%	nm	2.59%	na	2.59%

nm = not meaningful, na = not applicable.

For the notes to this table, refer to page 23.

NatWest Group – Form 6-K Interim Results 2022	19

Segment performance

	Half year ended 30 June 2021
	Go-forward group
	Retail	Private	Commercial &	Central items &	Total excluding	Ulster	Total
	Banking	Banking	Institutional	other	Ulster Bank RoI	Bank RoI	NatWest Group
	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,976	232	1,487	34	3,729	15	3,744
Own credit adjustments	—	—	1	(1)	—	—	—
Other non-interest income	174	136	986	51	1,347	50	1,397
Total income	2,150	368	2,474	84	5,076	65	5,141
Direct expenses	(359)	(92)	(874)	(2,051)	(3,376)	(141)	(3,517)
Indirect expenses	(819)	(162)	(915)	1,981	85	(85)	—
Other operating expenses	(1,178)	(254)	(1,789)	(70)	(3,291)	(226)	(3,517)
Litigation and conduct costs	(9)	5	(35)	70	31	(13)	18
Operating expenses	(1,187)	(249)	(1,824)	—	(3,260)	(239)	(3,499)
Operating profit/(loss) before impairment releases/(losses)	963	119	650	84	1,816	(174)	1,642
Impairment releases/(losses)	57	27	613	(1)	696	(13)	683
Operating profit/(loss)	1,020	146	1,263	83	2,512	(187)	2,325

Income excluding notable items	2,150	368	2,503	25	5,046	65	5,111

Additional information
Return on tangible equity (1)	na	na	na	na	12.8%	na	11.7%
Return on equity (1)	27.5%	14.2%	12.1%	nm	nm	nm	na
Cost:income ratio (1)	55.2%	67.7%	73.0%	nm	63.7%	nm	67.6%
Total assets (£bn)	204.2	27.7	442.2	76.4	750.5	25.4	775.9
Funded assets (£bn) (1)	204.2	27.7	334.5	74.5	640.9	25.4	666.3
Net loans to customers - amortised cost (£bn)	178.1	18.0	125.2	24.7	346.0	16.7	362.7
Loan impairment rate (1)	(6)bps	(30bps)	(96bps)	nm	(40)bps	nm	(37)bps
Impairment provisions (£bn)	(1.6)	(0.1)	(2.3)	—	(4.0)	(0.7)	(4.7)
Impairment provisions - stage 3 (£bn)	(0.8)	—	(1.0)	—	(1.8)	(0.4)	(2.2)
Customer deposits (£bn)	184.1	34.7	212.4	17.5	448.7	18.5	467.2
Risk-weighted assets (RWAs) (£bn)	35.6	11.2	104.0	1.7	152.5	10.5	163.0
RWA equivalent (RWAe) (£bn)	35.6	11.3	105.8	1.8	154.5	10.5	165.0
Employee numbers (FTEs - thousands)	15.3	1.9	12.3	27.1	56.6	1.9	58.5
Third party customer asset rate (2)	2.70%	2.36%	2.71%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.07%)	—	(0.02%)	nm	nm	0.01%	nm
Bank average interest earning assets (£bn) (1)	176.3	17.9	120.5	nm	320.6	na	320.6
Bank net interest margin (1)	2.26%	2.62%	2.49%	nm	2.35%	na	2.35%

nm = not meaningful, na = not applicable.

For the notes to this table, refer to page 23.

NatWest Group – Form 6-K Interim Results 2022	20

Segment performance

	Quarter ended 30 June 2022
	Go-forward group
	Retail	Private	Commercial &	Central items &	Total excluding	Ulster	Total
	Banking	Banking	Institutional	other	Ulster Bank RoI	Bank RoI	NatWest Group
	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,228	172	961	(56)	2,305	2	2,307
Own credit adjustments	—	—	34	—	34	—	34
Other non-interest income	109	73	567	111	860	10	870
Total income	1,337	245	1,562	55	3,199	12	3,211
Direct expenses	(159)	(53)	(329)	(1,144)	(1,685)	(81)	(1,766)
Indirect expenses	(434)	(93)	(525)	1,101	49	(49)	—
Other operating expenses	(593)	(146)	(854)	(43)	(1,636)	(130)	(1,766)
Litigation and conduct costs	(4)	—	(44)	(8)	(56)	(11)	(67)
Operating expenses	(597)	(146)	(898)	(51)	(1,692)	(141)	(1,833)
Operating profit/(loss) before Impairment (losses)/releases	740	99	664	4	1,507	(129)	1,378
Impairment (losses)/releases	(21)	6	48	6	39	(21)	18
Operating profit/(loss)	719	105	712	10	1,546	(150)	1,396

Income excluding notable items	1,337	245	1,573	(53)	3,102	12	3,114

Additional information
Return on tangible equity (1)	na	na	na	na	16.5%	na	15.2%
Return on equity (1)	29.5%	23.5%	14.0%	nm	nm	nm	na
Cost:income ratio (1)	44.7%	59.6%	56.6%	nm	52.4%	nm	56.7%
Total assets (£bn)	216.2	30.0	451.5	87.1	784.8	21.7	806.5
Funded assets (£bn) (1)	216.2	30.0	343.4	85.8	675.4	21.7	697.1
Net loans to customers - amortised cost (£bn)	188.7	18.8	127.3	26.8	361.6	1.0	362.6
Loan impairment rate (1)	4bps	(13bps)	(15bps)	nm	(4)bps	nm	(2)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.4)	—	(3.0)	(0.4)	(3.4)
Impairment provisions - stage 3 (£bn)	(0.9)	—	(0.7)	—	(1.6)	(0.4)	(2.0)
Customer deposits (£bn)	190.5	41.6	223.2	20.9	476.2	15.9	492.1
Risk-weighted assets (RWAs) (£bn)	53.0	11.3	103.0	1.7	169.0	10.8	179.8
RWA equivalent (RWAe) (£bn)	53.0	11.3	101.4	2.2	167.9	10.8	178.7
Employee numbers (FTEs - thousands)	13.9	2.0	11.8	29.4	57.1	1.8	58.9
Third party customer asset rate (2)	2.59%	2.77%	3.19%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.10%)	(0.13%)	(0.09%)	nm	nm	0.04%	nm
Bank average interest earning assets (£bn) (1)	188.1	19.1	124.9	nm	340.0	na	340.0
Bank net interest margin (1)	2.62%	3.60%	3.09%	nm	2.72%	na	2.72%

nm = not meaningful, na = not applicable.

For the notes to this table, refer to page 23.

NatWest Group – Form 6-K Interim Results 2022	21

Segment performance

	Quarter ended 31 March 2022
	Go-forward group
	Retail	Private	Commercial &	Central items &	Total excluding	Ulster	Total
	Banking	Banking	Institutional	other	Ulster Bank RoI	Bank RoI	NatWest Group
	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,112	143	803	(35)	2,023	4	2,027
Own credit adjustments	—	-	18	-	18	-	18
Other non-interest income	105	73	554	214	946	17	963
Total income	1,217	216	1,375	179	2,987	21	3,008
Direct expenses	(161)	(49)	(407)	(1,037)	(1,654)	(64)	(1,718)
Indirect expenses	(430)	(89)	(473)	1,041	49	(49)	-
Other operating expenses	(591)	(138)	(880)	4	(1,605)	(113)	(1,718)
Litigation and conduct costs	(54)	(1)	(42)	(5)	(102)	-	(102)
Operating expenses	(645)	(139)	(922)	(1)	(1,707)	(113)	(1,820)
Operating profit/(loss) before impairment (losses)/releases	572	77	453	178	1,280	(92)	1,188
Impairment (losses)/releases	(5)	5	11	(4)	7	29	36
Operating profit/(loss)	567	82	464	174	1,287	(63)	1,224

Income excluding notable items	1,217	216	1,357	(27)	2,763	21	2,784

Additional information
Return on tangible equity (1)	na	na	na	na	11.9%	na	11.3%
Return on equity (1)	23.1%	18.2%	8.8%	nm	nm	nm	na
Cost:income ratio (1)	53.0%	64.4%	66.3%	nm	56.7%	nm	60.1%
Total assets (£bn)	210.7	29.6	433.5	89.3	763.1	22.3	785.4
Funded assets (£bn) (1)	210.7	29.6	334.6	88.2	663.1	22.3	685.4
Net loans to customers - amortised cost (£bn)	184.9	18.7	126.6	28.8	359.0	6.3	365.3
Loan impairment rate (1)	1bp	(11)bps	(3)bps	nm	—	nm	(1)bp
Impairment provisions (£bn)	(1.5)	(0.1)	(1.6)	—	(3.2)	(0.4)	(3.6)
Impairment provisions - stage 3 (£bn)	(0.9)	—	(0.7)	—	(1.6)	(0.4)	(2.0)
Customer deposits (£bn)	189.7	40.3	217.9	17.7	465.6	17.3	482.9
Risk-weighted assets (RWAs) (£bn)	52.2	11.5	100.3	1.6	165.6	11.2	176.8
RWA equivalent (RWAe) (£bn)	52.2	11.5	102.6	1.9	168.2	11.2	179.4
Employee numbers (FTEs - thousands)	14.0	1.9	11.8	28.7	56.4	1.8	58.2
Third party customer asset rate (2)	2.59%	2.53%	2.83%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.05)%	(0.01%)	(0.02%)	nm	nm	0.06%	nm
Bank average interest earning assets (£bn) (1)	185.5	18.9	121.0	nm	333.3	na	333.3
Bank net interest margin (1)	2.43%	3.07%	2.69%	nm	2.46%	na	2.46%

nm = not meaningful, na = not applicable.

For the notes to this table, refer to the following page.

NatWest Group – Form 6-K Interim Results 2022	22

Segment performance

	Quarter ended 30 June 2021
	Go-forward group
	Retail	Private	Commercial &	Central items &	Total excluding	Ulster	Total
	Banking	Banking	Institutional	other	Ulster Bank RoI	Bank RoI	NatWest Group
	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,003	117	762	10	1,892	8	1,900
Own credit adjustments	—	—	(1)	(1)	(2)	—	(2)
Other non-interest income	91	66	460	34	651	22	673
Total income	1,094	183	1,221	43	2,541	30	2,571
Direct expenses	(171)	(49)	(428)	(999)	(1,647)	(82)	(1,729)
Indirect expenses	(422)	(79)	(446)	986	39	(39)	—
Other operating expenses	(593)	(128)	(874)	(13)	(1,608)	(121)	(1,729)
Litigation and conduct costs	(7)	—	(35)	80	38	(4)	34
Operating expenses	(600)	(128)	(909)	67	(1,570)	(125)	(1,695)
Operating profit/(loss) before impairment releases/(losses)	494	55	312	110	971	(95)	876
Impairment releases/(losses)	91	27	488	—	606	(9)	597
Operating profit/(loss)	585	82	800	110	1,577	(104)	1,473

Income excluding notable items	1,094	183	1,234	(9)	2,502	30	2,532

Additional information
Return on tangible equity (1)	na	na	na	na	17.3%	na	15.6%
Return on equity (1)	32.0%	15.9%	15.9%	nm	nm	nm	na
Cost:income ratio (1)	54.8%	69.9%	73.7%	nm	61.3%	nm	65.5%
Total assets (£bn)	204.2	27.7	442.2	76.4	750.5	25.4	775.9
Funded assets (£bn) (1)	204.2	27.7	334.5	74.5	640.9	25.4	666.3
Net loans to customers - amortised cost (£bn)	178.1	18.0	125.2	24.7	346.0	16.7	362.7
Loan impairment rate (1)	(20)bps	(60)bps	(153)bps	nm	(69)bps	nm	(65)bps
Impairment provisions (£bn)	(1.6)	(0.1)	(2.3)	—	(4.0)	(0.7)	(4.7)
Impairment provisions - stage 3 (£bn)	(0.8)	—	(1.0)	—	(1.8)	(0.4)	(2.2)
Customer deposits (£bn)	184.1	34.7	212.4	17.5	448.7	18.5	467.2
Risk-weighted assets (RWAs) (£bn)	35.6	11.2	104.0	1.7	152.5	10.5	163.0
RWA equivalent (RWAe) (£bn)	35.6	11.3	105.8	1.8	154.5	10.5	165.0
Employee numbers (FTEs - thousands)	15.3	1.9	12.3	27.1	56.6	1.9	58.5
Third party customer asset rate (2)	2.67%	2.36%	2.81%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.06)%	—	(0.04%)	nm	nm	0.01%	nm
Bank average interest earning assets (£bn) (1)	177.3	18.1	121.0	nm	323.0	na	323.0
Bank net interest margin (1)	2.27%	2.60%	2.52%	nm	2.35%	na	2.35%

nm = not meaningful, na = not applicable.

(1)	Refer to the appendix for details of basis of preparation and reconciliation of non-IFRS performance measures where relevant.
(2)	Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

NatWest Group – Form 6-K Interim Results 2022	23

Risk and capital management

NatWest Group – Form 6-K Interim Results 2022	24

Risk and capital management

Credit risk

Economic loss drivers

Introduction

The portfolio segmentation and selection of economic loss drivers for IFRS 9 follow closely the approach used in stress testing. To enable robust modelling, the forecasting models for each portfolio segment (defined by product or asset class and, where relevant, industry sector and region) are based on a selected, small number of economic factors (typically three to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgment.

The most material economic loss drivers are shown in the table below.

Portfolio	Economic loss drivers
UK retail mortgages	UK unemployment rate, sterling swap rate, UK house price index, UK household debt to income
UK retail unsecured	UK unemployment rate, sterling swap rate, UK household debt to income
UK large corporates	World GDP, UK unemployment rate, sterling swap rate, stock price index
UK commercial	UK GDP, UK unemployment rate, sterling swap rate
UK commercial real estate	UK GDP, UK commercial property price index, sterling swap rate, stock price index
RoI retail mortgages	RoI unemployment rate, European Central Bank base rate, RoI house price index

(1)	This is not an exhaustive list of economic loss drivers but shows the most material drivers for the most significant portfolios.

Economic scenarios

At 30 June 2022, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflected a range of outcomes associated with the most prominent risks facing the economy, and the associated effects on labour and asset markets.

The four economic scenarios are translated into forward-looking projections of credit cycle indices (CCIs) using a set of econometric models. Subsequently the CCI projections for the individual scenarios are averaged into a single central CCI projection according to the given scenario probabilities. The central CCI projection is then overlaid with an additional mean reversion assumption, i.e. after reaching their worst forecast position the CCIs start to gradually revert to their long-run average of zero.

Upside – This scenario assumes a very strong recovery through 2022 as consumers dip into excess savings built up since amidst COVID-19. The labour market remains resilient, with the unemployment rate falling substantially below pre-COVID-19 levels. Inflation is marginally higher than the base case but eventually retreats close to the target without substantial tightening and with no major effect on growth. The housing market shows a strong performance.

Base case – After a strong recovery in 2021, growth moderates in 2022 as real incomes decline and consumer confidence falls. The unemployment rate decreases initially but subsequently increases above pre-COVID-19 levels, although remains low by historical standards. Inflation remains elevated at close to current levels through to early 2023 before retreating. Interest rates are raised to 2% to control price pressures. There is a gradual cooling in the housing market, but activity remains firm. As inflation retreats, economic growth returns to its pre-COVID-19 pace over the course of 2023, remaining steady through the forecast period.

Downside – This scenario assumes that inflation accelerates to 15%, triggered by further escalation in geopolitical tensions and an associated rise in energy prices. This undermines the recovery, harming business and consumer confidence and pushing the economy into recession. Unemployment rate rises above the levels seen during COVID-19 and there is a modest decline in house prices. Inflation subsequently normalises, paving the way for cuts to interest rates and recovery.

Extreme downside – The trigger for the extreme downside is similar to the downside scenario. However, in this scenario, inflation remains more persistent, necessitating a significant degree of rate tightening. This tighter policy and fall in real income leads to a deep recession. There is widespread job shedding in the labour market while asset prices see deep corrections, with housing market falls higher than those seen during previous episodes. The recovery is tepid throughout the five-year period, meaning only a gradual decline in joblessness.

For June 2022, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, inflation and asset price falls around which there are pronounced levels of uncertainty.

The tables below provide details of the key economic loss drivers under the four scenarios.

The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the main macroeconomic variables table below. The compound annual growth rate (CAGR) for GDP is shown. It also shows the five-year average for unemployment and the Bank of England base rate. The house price index and commercial real estate figures show the total change in each asset over five years.

NatWest Group – Form 6-K Interim Results 2022	25

Risk and capital management

Credit risk continued

Economic loss drivers

Main macroeconomic variables	30 June 2022				31 December 2021
				Extreme				Extreme
	Upside	Base case	Downside	downside	Upside	Base case	Downside	downside
Five-year summary	%	%	%	%	%	%	%	%
UK
GDP - CAGR	1.7	1.1	0.8	(0.1)	2.4	1.7	1.4	0.6
Unemployment - average	3.3	4.0	4.5	6.3	3.5	4.2	4.8	6.7
House price index - total change	24.4	13.7	(0.9)	(10.5)	22.7	12.1	4.3	(5.3)
Commercial real estate price - total change	7.5	(2.6)	(6.8)	(14.5)	18.2	7.2	5.5	(6.4)
Bank of England base rate - average	1.5	1.8	0.6	2.7	1.5	0.8	0.7	(0.5)
Consumer price index - CAGR	2.7	2.9	3.9	7.2	2.7	2.5	3.1	1.5

Republic of Ireland
GDP - CAGR	4.6	3.9	2.9	2.1	4.4	3.7	2.9	1.6
Unemployment - average	3.8	4.9	6.5	7.7	4.2	5.2	6.8	9.3
House price index - total change	28.9	22.2	6.3	(1.9)	30.3	23.4	16.3	4.6
European Central Bank base rate - average	1.3	2.0	0.1	1.4	0.8	0.1	0.2	—

World GDP - CAGR	3.8	3.4	2.0	1.0	3.5	3.2	2.6	0.6

Probability weight	21.0	45.0	20.0	14.0	30.0	45.0	20.0	5.0

(1)	The five year period starts after Q1 2022 for 30 June 2022 and Q3 2021 for 31 December 2021.
(2)	CAGR and total change figures are not comparable with 31 December 2021 data, as the starting quarters are different.

Probability weightings of scenarios

NatWest Group’s approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. The scale of the economic effect of COVID-19 and the range of recovery paths had necessitated subjective assignment of probability weights. However, for June 2022, NatWest Group resurrected the quantitative approach used pre-COVID-19. The approach involves comparing UK GDP paths for NatWest Group’s scenarios against a set of 1,000 model runs, following which a percentile in the distribution is established that most closely corresponded to the scenario. The probability weight for the base case is set based on judgement while probability weights for the alternate scenarios are assigned based on these percentile scores.

A 21% weighting was applied to the upside scenario (compared to 30% at 31 December 2021), a 45% weighting applied to the base case scenario (unchanged from 31 December 2021), a 20% weighting applied to the downside scenario (unchanged from 31 December 2021) and a 14% weighting applied to the extreme downside scenario (compared to 5% at 31 December 2021).

The assigned probability weights reflect the outputs of NatWest Group’s quantitative approach and were judged to be aligned with subjective assessment of balance of the risks in the economy, presenting good coverage to the range of outcomes assumed in the central scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. The current geopolitical tensions pose considerable uncertainty to the economic outlook, with respect to their persistence, range of outcomes and subsequent impacts on inflation and economic activity. Given that backdrop, and the higher possibility of a more challenging economic backdrop than assumed in the base case, NatWest Group judged it appropriate to apply a lower probability weight to the upside scenario and a higher probability to downside-biased scenarios, than at 31 December 2021.

NatWest Group – Form 6-K Interim Results 2022	26

Risk and capital management

Credit risk continued

Economic loss drivers

Annual figures

GDP - annual growth
				Extreme					Extreme
	Upside	Base case	Downside	downside		Upside	Base case	Downside	downside
UK	%	%	%	%	Republic of Ireland	%	%	%	%
2022	4.8	3.5	2.7	2.7	2022	6.9	6.1	5.8	5.6
2023	2.9	0.8	(2.4)	(5.1)	2023	7.1	4.8	(0.2)	(3.8)
2024	1.7	1.4	2.1	0.3	2024	4.4	3.6	2.5	1.5
2025	1.3	1.1	2.1	2.4	2025	3.1	3.5	4.5	5.1
2026	1.1	1.3	2.0	2.2	2026	2.8	2.8	2.8	2.7

Unemployment rate - annual average
				Extreme					Extreme
	Upside	Base case	Downside	downside		Upside	Base case	Downside	downside
UK	%	%	%	%	Republic of Ireland	%	%	%	%
2022	3.4	3.6	3.8	3.8	2022	4.8	5.2	5.9	5.8
2023	3.0	3.8	4.9	5.9	2023	3.6	4.9	8.1	9.3
2024	3.3	4.0	4.8	8.7	2024	3.7	4.8	6.8	8.4
2025	3.4	4.2	4.5	7.5	2025	3.7	4.7	5.9	7.4
2026	3.5	4.3	4.4	5.5	2026	3.7	4.7	5.6	7.0

House price index - four quarter growth
				Extreme					Extreme
	Upside	Base case	Downside	downside		Upside	Base case	Downside	downside
UK	%	%	%	%	Republic of Ireland	%	%	%	%
2022	9.7	5.1	2.4	2.4	2022	10.0	7.3	4.0	3.4
2023	5.5	2.0	(11.7)	(20.4)	2023	9.6	4.3	(5.7)	(20.0)
2024	2.9	1.9	0.4	(4.6)	2024	1.6	3.5	1.0	(3.4)
2025	3.0	2.7	5.0	12.3	2025	2.6	3.1	3.4	15.1
2026	3.5	3.2	6.0	4.4	2026	4.1	4.0	5.4	8.4

Commercial real estate price - four quarter growth					Bank of England base rate - annual average
				Extreme					Extreme
	Upside	Base case	Downside	downside		Upside	Base case	Downside	downside
UK	%	%	%	%	UK	%	%	%	%
2022	9.5	6.8	(3.3)	(3.2)	2022	1.05	1.28	1.05	1.05
2023	3.9	0.2	(10.8)	(27.6)	2023	1.63	2.00	1.12	2.31
2024	1.4	(0.1)	4.5	8.5	2024	1.69	2.00	0.10	4.00
2025	—	(1.5)	4.6	13.1	2025	1.50	1.75	0.18	3.38
2026	(1.4)	(2.1)	4.6	5.3	2026	1.44	1.73	0.44	2.25

Consumer price index - four quarter growth
				Extreme
	Upside	Base case	Downside	downside
UK	%	%	%	%
2022	9.5	8.4	9.3	9.3
2023	(0.9)	1.1	8.1	13.7
2024	2.0	2.0	0.4	6.4
2025	2.0	2.0	1.4	4.2
2026	2.0	2.0	1.7	3.6

Worst points	30 June 2022				31 December 2021
			Extreme				Extreme
	Downside		downside		Downside		downside
UK	%	Quarter	%	Quarter	%	Quarter	%	Quarter
GDP	(3.6)	Q1 2023	(7.4)	Q3 2023	(1.8)	Q1 2022	(7.9)	Q1 2022
Unemployment rate (peak)	5.1	Q3 2023	9.0	Q2 2024	5.4	Q1 2023	9.4	Q4 2022
House price index	(12.9)	Q2 2024	(28.0)	Q2 2024	(3.0)	Q3 2023	(26.0)	Q2 2023
Commercial real estate price	(20.7)	Q2 2023	(34.7)	Q1 2024	(2.5)	Q1 2022	(29.8)	Q3 2022
Bank of England base rate	1.5	Q4 2022	4.0	Q1 2024	1.5	Q4 2022	(0.5)	Q2 2022
Consumer price index	14.8	Q2 2023	14.8	Q2 2023	7.9	Q4 2022	4.3	Q4 2021

Republic of Ireland
GDP	—	Q2 2023	(2.9)	Q3 2023	(0.7)	Q1 2022	(8.9)	Q2 2022
Unemployment rate (peak)	8.6	Q3 2023	10.5	Q3 2023	9.4	Q2 2022	15.1	Q2 2022
House price index	(4.4)	Q2 2024	(26.5)	Q2 2024	(0.1)	Q4 2022	(25.1)	Q2 2023

(1)	For the unemployment rate, the figures show the peak levels. For the Bank of England base rate, the figures show highest or lowest levels. For other parameters, the figures show falls relative to the starting period. The calculations are performed over five years, with a starting point of Q1 2022 for 30 June 2022 scenarios.

NatWest Group – Form 6-K Interim Results 2022	27

Risk and capital management

Credit risk continued

Economic loss drivers

Use of the scenarios in Personal lending

Personal lending follows a discrete scenario approach. The probability of default (PD) and loss given default (LGD) values for each discrete scenario are calculated using product-specific econometric models. Each account has a PD and LGD calculated as probability weighted-averages across the suite of economic scenarios.

Use of the scenarios in Wholesale lending

The Wholesale lending ECL methodology is based on the concept of CCIs. The CCIs represent, similar to the exogenous component in Personal, all relevant economic loss drivers for a region/industry segment aggregated into a single index value that describes the loss rate conditions in the respective segment relative to its long-run average. A CCI value of zero corresponds to loss rates at long-run average levels, a positive CCI value corresponds to loss rates below long-run average levels and a negative CCI value corresponds to loss rates above long-run average levels.

Finally, ECL is calculated using a Monte Carlo approach by averaging PD and LGD values arising from many CCI paths simulated around the central CCI projection.

The rationale for the Wholesale approach is the long-standing observation that loss rates in Wholesale portfolios tend to follow regular cycles. This allows NatWest Group to enrich the range and depth of future economic conditions embedded in the final ECL beyond what would be obtained from using the discrete macro-economic scenarios alone.

Business banking, while part of the Wholesale segment, for reporting purposes, utilises the Personal lending rather than the Wholesale lending methodology.

UK economic uncertainty

Businesses are still trying to recover fully from the effects of COVID-19 and to service additional debt which was accessed during the period. New headwinds on inflation, cost of living and supply chain disruption have arisen.

Inflation and supply chain issues are presenting significant headwinds for some businesses and sectors. These are a result of various factors and in many cases are compounding and look set to remain a feature of the economic environment into 2023. NatWest Group has considered where these are most likely to affect the customer base, including assessing which businesses that NatWest Group does not believe will fully pass the costs onto the consumer and those that can, driving further cost of living risks. In addition, while a direct impact from the Russian invasion of Ukraine is limited, the contagion events of supply chain disruption is still anticipated with European economies being dependent on Russia, Ukraine and Belarus for a number of commodities.

The effects of these risks are not expected to be fully captured by forward-looking credit modelling, particularly given the unique high inflation, low unemployment base-case outlook. Any incremental ECL effects for these risks will be captured via post-model adjustments and are detailed further in the Governance and post-model adjustments section.

Personal customers who had accessed payment holiday support, and where their risk profile was identified as relatively high risk are no longer collectively migrated into Stage 2, given the lack of observable default emergence from these segments and with the focus of high-risk segment monitoring now shifting to the effects of inflation and the growing cost of living effect on customers.

Model monitoring and enhancement

As of January 2022, a new regulatory definition of default for was introduced in line with PRA and EBA guidance. This definition of default was also adopted for IFRS 9. Underlying observed one-year default rates (after isolating one-off effects from the new definition of default) across all portfolios still trend at or below pre-COVID-19 levels. As a result, most recent back-testing of forward-looking IFRS 9 PDs continues to show some overprediction in some portfolios. As in previous quarters, model recalibrations to adjust for this overprediction have been deferred based on the judgment that low default rate actuals during COVID-19 were distorted, due to government support.

Going forward, NatWest Group expects potential increases in default emergence to come primarily from forward-looking risks like high inflation and rising interest rates, rather than from delayed COVID-19 effects. Therefore, previously applied lags to the projections from the economic forecasting models of up to 12 months have been discontinued.

For Personal mortgages, new fully redeveloped PD and LGD models were implemented in Q1, which removed the need for several model adjustments. In addition, newly approved IFRS 9 models for Personal unsecured portfolios are at a parallel run stage awaiting implementation in Q3 2022, with expected effects on staging and ECL captured at 30 June 2022 used to support the reported ECL estimates.

Scenario sensitivity – Personal only

For the unsecured Personal lending portfolios, the ECL sensitivity analyses now leverage the newly approved PD models.

NatWest Group – Form 6-K Interim Results 2022	28

Risk and capital management

Credit risk continued

UK economic uncertainty

Governance and post model adjustments

The IFRS 9 PD, EAD and LGD models are subject to NatWest Group’s model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to formal approval through provisioning governance, and were categorised as follows (business level commentary is provided below):

-	Deferred model calibrations – ECL adjustments where PD model monitoring indicated that actual defaults were below estimated levels but where it was judged that an implied ECL release was not supportable due to the influence of government support schemes on default levels in the past two years. As a consequence, any potential ECL release was deferred and retained on the balance sheet until modelled ECL levels are affirmed by new model parallel runs or similar analyses.
-	Economic uncertainty – ECL adjustments primarily arising from uncertainties associated with increased inflation and cost of living risks as well as supply chain disruption, along with the residual effect of COVID-19 and government support schemes. In all cases, management judged that additional ECL was required until further credit performance data became available as the full effects of these issues matures.
-	Other adjustments – ECL adjustments where it was judged that the modelled ECL required to be amended.

Post-model adjustments will remain a key focus area of NatWest Group’s ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio (both commercial and consumer) that are likely to be more susceptible to inflation, cost of living and supply chain risks.

ECL post model adjustments	Retail Banking		Private	Commercial &	Ulster Bank RoI (1)
	Mortgages	Other	Banking	Institutional	Mortgages	Other	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m
Deferred model calibrations	—	—	—	64	—	2	66
Economic uncertainty	97	82	11	388	—	5	583
Other adjustments	28	(26)	—	12	160	18	192
Total	125	56	11	464	160	25	841

Of which:
- Stage 1	39	20	2	58	5	2	126
- Stage 2	63	36	9	404	9	22	543
- Stage 3	23	—	—	2	146	1	172

31 December 2021
Deferred model calibrations	58	97	—	62	—	2	219
Economic uncertainty	60	99	5	391	6	23	584
Other adjustments	37	—	—	5	156	—	198
Total	155	196	5	458	162	25	1,001

Of which:
- Stage 1	9	5	—	15	4	1	34
- Stage 2	126	164	5	443	7	26	771
- Stage 3	20	27	—	—	151	(2)	196

(1)	Excludes £34 million (31 December 2021 – £49 million) of post model adjustments (mortgages – £0.4 million; other – £33.6 million (31 December 2021 – mortgages £4 million; other – £45 million)) for Ulster Bank RoI disclosed as transfers to disposal groups.

NatWest Group – Form 6-K Interim Results 2022	29

Risk and capital management

Credit risk continued

-	Retail Banking – The judgemental post-model adjustment for deferred model calibrations of £155 million at 31 December 2021 was no longer required. This was due, firstly, to the removal of the mortgage element of this post model adjustment because of the implementation of a new IFRS 9 PD model in Q1 2022. In addition, the effects of new PD models on loan and overdraft portfolios are now captured in the staging and ECL estimates at 30 June 2022, negating the need for further management judgement on PD calibration adjustments.
-	The post-model adjustment for economic uncertainty increased from £159 million to £179 million, reflecting the increased level of uncertainty since 31 December 2021 as a result of sharply rising inflation, cost of living pressures and the expected effect on consumers and the broader economy. The primary element of these economic uncertainty adjustments was a new £152 million ECL uplift, to capture the risk on segments of the Retail portfolio that are more susceptible to the effects of cost of living rises, focusing on key affordability lenses, including customers with lower incomes in fuel poverty and over-indebted borrowers. This adjustment has superseded the previously held £26 million for COVID-19 payment holiday high-risk customers and the £69 million judgemental ECL release holdback at 31 December 2021. This demonstrated management’s view of a dissipating risk of economic effects from COVID-19 with the focus now on risks associated with cost of living and affordability. The introduction of the new cost of living post-model adjustment at 30 June 2022 allocated more ECL to Stage 1 given the forward-looking nature of the cost of living and inflation threat, whereas the previous COVID-19 post-model adjustments were focused on Stage 2 (for example, high-risk payment holiday cases migrated into Stage 2).
-	Other judgmental overlays included a post model adjustment of £16 million to capture the effect of potential cladding risk in the portfolio. In addition, a temporary £26 million ECL reduction adjustment was in place to reflect, on a forward-looking basis, the associated effects of a new credit card PD model that is pending implementation.
-	Commercial & Institutional – The post-model adjustment for economic uncertainty remained broadly stable at £388 million (31 December 2021 – £391 million.) It included an overlay of £336 million to cover the residual risks from COVID-19, including the risk that government support schemes, during COVID-19 could have suppressed defaults that may materialise in future periods above expected default levels, concerns surrounding associated debt to customers that have utilised government support schemes and a new risk from inflation and supply chain issues which will present significant new headwinds for a number of sectors. The amount relating to the new inflation and supply chain risk was £107 million and is a mechanistic adjustment, where a sector-level downgrade was applied to the sectors that were considered most at risk from these headwinds.
-	The post-model adjustment for deferred model calibrations on the business banking portfolio was broadly unchanged at £64 million (31 December 2021 – £62 million). This reflected management’s judgment that the modelled ECL reduction remained unsupportable while portfolio performance was being underpinned by the various support schemes. New business banking models are currently being developed in H2 2022 in part to address this concern.
-	Other adjustments included an overlay of £9 million to mitigate the effect of operational timing delays in the identification and flagging of a significant increase in credit risk (SICR). This increased from £2 million at 31 December 2021, mainly as a result of increased Stage 1 balances and an increase in Stage 1 into Stage 3 flows.
-	Ulster Bank RoI – The post model adjustment for economic uncertainty reduced to £5 million from £29 million owing to a decrease in the amount of COVID-19 related adjustments. Other adjustments increased to £178 million from £156 million reflecting management opinion that continuing actions on the phased withdrawal of Ulster Bank RoI from the Republic of Ireland market will lead to higher, and/or earlier, crystallisation of losses.

NatWest Group – Form 6-K Interim Results 2022	30

Risk and capital management

Credit risk continued

Wholesale support schemes

The table below shows the sector split for the Bounce Back Loan Scheme (BBLS) as well as associated debt split by stage. Associated debt refers to the non-BBLS lending to customers who also have BBLS lending.

	Gross carrying amount
	BBL				Associated debt				ECL on associated debt
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale
Property	1,240	200	150	1,590	1,078	171	64	1,313	4	16	23
Financial institutions	29	4	1	34	26	2	—	28	—	—	—
Sovereign	6	1	1	8	2	—	—	2	—	—	—
Corporate	3,829	635	689	5,153	2,704	700	109	3,513	10	66	52
Of which:
Agriculture	258	81	11	350	959	256	16	1,231	4	21	7
Airlines and aerospace	4	1	1	6	1	—	—	1	—	—	—
Automotive	264	34	31	329	116	25	4	145	1	2	2
Health	197	24	11	232	320	75	16	411	1	4	4
Land transport and logistics	148	26	27	201	62	11	2	75	—	2	2
Leisure	578	113	84	775	373	154	25	552	1	16	11
Oil and gas	7	2	1	10	4	1	—	5	—	—	—
Retail	670	99	77	846	347	63	14	424	1	7	8
Total	5,104	840	841	6,785	3,810	873	173	4,856	14	82	75

31 December 2021
Wholesale
Property	1,480	218	99	1,797	1,232	165	55	1,452	3	13	18
Financial institutions	33	5	1	39	9	20	3	32	—	1	—
Sovereign	7	1	—	8	2	—	—	2	—	—	—
Corporate	4,593	703	334	5,630	2,481	1,087	84	3,652	10	66	34
Of which:
Agriculture	302	86	6	394	827	396	14	1,237	3	16	4
Airlines and aerospace	5	1	1	7	1	1	—	2	—	—	—
Automotive	309	43	21	373	119	39	2	160	1	2	1
Health	233	26	7	266	287	131	13	431	1	7	3
Land transport and logistics	180	32	19	231	57	26	2	85	—	2	1
Leisure	706	122	55	883	367	208	25	600	1	15	9
Oil and gas	8	2	1	11	3	1	—	4	—	—	—
Retail	800	109	47	956	310	127	8	445	2	7	4
Total	6,113	927	434	7,474	3,724	1,272	142	5,138	13	80	52

Measurement uncertainty and ECL sensitivity analysis

The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 30 June 2022. Scenario impacts on a SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date. Stage 3 provisions therefore have not been considered in this analysis.

The impact arising from the base case, upside, downside and extreme downside scenarios has been simulated. These scenarios are used in the methodology for Personal multiple economic scenarios as described in the Economic loss drivers section. In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios have been applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Modelled post model adjustments present in the underlying ECL estimates are also sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for deferred model calibrations and economic uncertainty, are not (refer to the Governance and post model adjustments section). As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

NatWest Group’s core criterion to identify a SICR is founded on PD deterioration, as discussed above. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

NatWest Group – Form 6-K Interim Results 2022	31

Risk and capital management

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis

					Extreme
30 June 2022	Actual	Base case	Upside	Downside	downside
Stage 1 modelled exposure (£m)
Retail Banking - mortgages	164,607	164,315	165,182	164,514	162,356
Retail Banking - unsecured	7,714	7,769	7,942	7,662	7,053
Wholesale - property	28,433	28,747	28,878	27,461	23,382
Wholesale - non-property	112,900	116,027	116,679	109,232	94,138
	313,654	316,858	318,681	308,869	286,929
Stage 1 modelled ECL (£m)
Retail Banking - mortgages	45	46	42	50	51
Retail Banking - unsecured	131	157	152	160	141
Wholesale - property	39	33	28	50	83
Wholesale - non-property	155	162	160	171	149
	370	398	382	431	424
Stage 2 modelled exposure (£m)
Retail Banking - mortgages	8,965	9,257	8,390	9,058	11,216
Retail Banking - unsecured	2,829	2,774	2,601	2,881	3,490
Wholesale - property	2,902	2,588	2,457	3,874	7,953
Wholesale - non-property	14,043	10,916	10,264	17,711	32,805
	28,739	25,535	23,712	33,524	55,464
Stage 2 modelled ECL (£m)
Retail Banking - mortgages	76	75	69	76	86
Retail Banking - unsecured	345	302	265	325	424
Wholesale - property	101	78	69	121	300
Wholesale - non-property	543	463	420	616	1,170
	1,065	918	823	1,138	1,980
Stage 1 and Stage 2 modelled exposure (£m)
Retail Banking - mortgages	173,572	173,572	173,572	173,572	173,572
Retail Banking - unsecured	10,543	10,543	10,543	10,543	10,543
Wholesale - property	31,335	31,335	31,335	31,335	31,335
Wholesale - non-property	126,943	126,943	126,943	126,943	126,943
	342,393	342,393	342,393	342,393	342,393
Stage 1 and Stage 2 modelled ECL (£m)
Retail Banking - mortgages	121	121	111	126	137
Retail Banking - unsecured	476	459	417	485	565
Wholesale - property	140	111	97	171	383
Wholesale - non-property	698	625	580	787	1,319
	1,435	1,316	1,205	1,569	2,404
Stage 1 and Stage 2 coverage (%)
Retail Banking - mortgages	0.07	0.07	0.06	0.07	0.08
Retail Banking - unsecured	4.51	4.35	3.96	4.60	5.36
Wholesale - property	0.45	0.35	0.31	0.54	1.22
Wholesale - non-property	0.55	0.49	0.46	0.62	1.04
	0.42	0.38	0.35	0.46	0.70
Reconciliation to Stage 1 and Stage 2 ECL (£m)
ECL on modelled exposures	1,435	1,316	1,205	1,569	2,404
ECL on Ulster Bank RoI modelled exposures	56	56	56	56	56
ECL on non-modelled exposures	39	39	39	39	39

Total Stage 1 and Stage 2 ECL	1,530	1,411	1,300	1,664	2,499
Variance – (lower)/higher to actual total Stage 1 and Stage 2 ECL	—	(119)	(230)	134	969

(1)	Variations in future undrawn exposure values across the scenarios are modelled, however the exposure position reported is that used to calculate modelled ECL as at 30 June 2022 and therefore does not include variation in future undrawn exposure values.
(2)	Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.
(3)	Exposures related to Ulster Bank RoI continuing operations have not been included in the simulations, the current Ulster Bank RoI ECL has been included across all scenarios to enable reconciliation to other disclosures.
(4)	All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 30 June 2022. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure is unchanged under each scenario as the loan population is static.
(5)	Refer to the Economic loss drivers section for details of economic scenarios.
(6)	Refer to the NatWest Group 2021 Annual Report on Form 20-F for 31 December 2021 comparatives.

NatWest Group – Form 6-K Interim Results 2022	32

Risk and capital management

Credit risk continued

Measurement uncertainty and ECL adequacy

-	During the first half of 2022, both the Stage 2 size and overall modelled ECL reduced in line with stable portfolio performance and underlying ECL driver trends. Judgmental ECL post-model adjustments, although reduced in value terms from 31 December 2021, continue to reflect economic uncertainty with the expectation of increased defaults later in 2022 and beyond, still represents 24% of total ECL (31 December 2021 – 26%). These combined factors, in conjunction with the new regulatory definition of default moving riskier Stage 2 assets to Stage 3 and a new suite of Personal IFRS 9 models, contributed to a smaller range of ECL sensitivities at 30 June 2022 compared to the 2021 year end.
-	If the economics were as negative as observed in the extreme downside, total Stage 1 and Stage 2 ECL was simulated to increase by £1.0 billion (approximately 63%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.
-	In the Wholesale portfolio, there was a significant increase to ECL under both a moderate and extreme downside scenario. The Wholesale property ECL increase under a moderate and extreme downside scenario was driven by commercial real estate prices which show negative growth for 2022 and 2023 and significant deterioration in the stock index. The non-property increase under a moderate and extreme downside scenario was driven by GDP contraction, unemployment growth and interest rate changes.

The changes in the economic outlook and scenarios used in the IFRS 9 MES framework at 30 June 2022 to capture the increased risks of inflation, cost of living and supply chain had a minimal effect on modelled ECL. Given that uncertainty has increased due to these risks, NatWest Group utilised a framework of quantitative and qualitative measures to support the directional change and levels of ECL coverage, including economic data, credit performance insights on higher risk portfolio segments and problem debt trends. This was particularly important for consideration of post-model adjustments.

As the effects of inflation, cost of living and supply chain risks evolve during 2022 and into 2023 and government support schemes have to be serviced, there is a risk of credit deterioration. However, the income statement effect of this will be mitigated by the forward-looking provisions retained on the balance sheet at 30 June 2022.

There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors would include an adverse deterioration in GDP and unemployment in the economies in which NatWest Group operates.

Movement in ECL provision

The table below shows the main ECL provision movements during H1 2022.

ECL provision
£m
At 1 January 2022	3,806
Transfers to disposal groups	(50)
Changes in economic forecasts	41
Changes in risk metrics and exposure: Stage 1 and Stage 2	(120)
Changes in risk metrics and exposure: Stage 3	261
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	(159)
Write-offs and other	(264)
At 30 June 2022	3,515

-	ECL reduced during H1 2022 reflecting continued positive trends in portfolio performance alongside a related net release of judgemental post model adjustments and write-off activity.
-	Stage 3 defaults continued to be subdued on an underlying basis. Stage 3 ECL balances remained broadly stable during the quarter, mainly due to write-offs and repayments of defaulted debt largely offsetting the effect of the new regulatory default definition.
-	The update to the economic scenarios at 30 June 2022 resulted in a modest modelled £41 million increase in ECL. Additionally, broader portfolio performance continued to be stable, which led to some additional post model adjustments being required to ensure provision adequacy in the face of growing uncertainty due to inflation, cost of living threat and supply chain challenges.
-	As described in the Governance and post model adjustments section above, the new cost of living focused post model adjustments were more than offset by the retirement of previously held COVID-19 related adjustments and also significant reduction in the requirement for deferred model calibrations due to impending new model implementations in Q3 2022.
-	The £50 million ECL reduction due to transfer to discontinued operations relates to the phased withdrawal of Ulster Bank RoI from the Republic of Ireland.

NatWest Group – Form 6-K Interim Results 2022	33

Risk and capital management

Credit risk – Banking activities

Introduction

This section details the credit risk profile of NatWest Group’s banking activities.

Financial instruments within the scope of the IFRS 9 ECL framework

Refer to Note 9 for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment. The table below excludes loans in disposal group of £14.3 billion (31 December 2021 – £9.1 billion).

Financial assets

	30 June 2022			31 December 2021
	Gross	ECL	Net	Gross	ECL	Net
	£bn	£bn	£bn	£bn	£bn	£bn
Balance sheet total gross amortised cost and FVOCI	605.1			596.1

In scope of IFRS 9 ECL framework	593.4			590.9
% in scope	98%			99%

Loans to customers - in scope - amortised cost	365.9	3.4	362.5	361.9	3.7	358.2
Loans to customers - in scope - FVOCI	0.1	—	0.1	0.3	—	0.3
Loans to banks - in scope - amortised cost	10.4	—	10.4	7.6	—	7.6
Total loans - in scope	376.4	3.4	373.0	369.8	3.7	366.1
Stage 1	342.1	0.4	341.7	330.8	0.3	330.5
Stage 2	28.5	1.0	27.5	34.0	1.4	32.6
Stage 3	5.8	2.0	3.8	5.0	2.0	3.0

Other financial assets - in scope - amortised cost	190.4	—	190.4	184.4	—	184.4
Other financial assets - in scope - FVOCI	26.6	—	26.6	36.7	—	36.7
Total other financial assets - in scope	217.0	—	217.0	221.1	—	221.1
Stage 1	217.0	—	217.0	220.8	—	220.8
Stage 2	—	—	—	0.3	—	0.3

Out of scope of IFRS 9 ECL framework	11.7	na	11.7	5.2	na	5.2
Loans to customers - out of scope - amortised cost	—	na	—	0.8	na	0.8
Loans to banks - out of scope - amortised cost	0.3	na	0.3	0.1	na	0.1
Other financial assets - out of scope - amortised cost	11.4	na	11.4	4.0	na	4.0
Other financial assets - out of scope - FVOCI	—	na	—	0.3	na	0.3

na = not applicable

The assets outside the IFRS 9 ECL framework were as follows:

-	Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £11.4 billion (31 December 2021 – £3.7 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.
-	Equity shares of £0.3 billion (31 December 2021 – £0.3 billion) as not within the IFRS 9 ECL framework by definition.
-	Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope of nil (31 December 2021 – £0.8 billion).
-	NatWest Group originated securitisations, where ECL was captured on the underlying loans of nil (31 December 2021 – £0.4 billion).

Contingent liabilities and commitments

In addition to contingent liabilities and commitments disclosed in Note 14, reputationally-committed limits, were also included in the scope of the IFRS 9 ECL framework. These were offset by £1.4 billion (31 December 2021 – £0.8 billion) out of scope balances primarily related to facilities that, if drawn, would not be classified as amortised cost or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £133.3 billion (31 December 2021 – £127.9 billion) comprised Stage 1 £122.7 billion (31 December 2021 – £119.5 billion); Stage 2 £9.9 billion (31 December 2021 – £7.8 billion); and Stage 3 £0.7 billion (31 December 2021 – £0.6 billion).

The ECL relating to off-balance sheet exposures was £0.1 billion (31 December 2021 – £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.5 billion (31 December 2021 – £3.8 billion) included ECL for both on and off-balance sheet exposures for non-disposal groups.

NatWest Group – Form 6-K Interim Results 2022	34

Risk and capital management

Credit risk – Banking activities continued

Segment analysis – portfolio summary

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

	Go-forward group
				Central	Total	Ulster
	Retail	Private	Commercial &	items &	excluding	Bank
	Banking	Banking	Institutional	other	Ulster Bank RoI	RoI	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI
Stage 1	175,867	18,428	114,675	32,481	341,451	670	342,121
Stage 2	11,508	628	16,047	83	28,266	239	28,505
Stage 3	2,493	353	2,336	—	5,182	634	5,816
Of which: individual	—	225	857	—	1,082	80	1,162
Of which: collective	2,493	128	1,479	—	4,100	554	4,654
Subtotal excluding disposal group loans	189,868	19,409	133,058	32,564	374,899	1,543	376,442
Disposal group loans						14,254	14,254
Total						15,797	390,696
ECL provisions (1)
Stage 1	184	12	185	17	398	10	408
Stage 2	419	17	631	9	1,076	46	1,122
Stage 3	895	34	706	—	1,635	350	1,985
Of which: individual	—	33	260	—	293	11	304
Of which: collective	895	1	446	—	1,342	339	1,681
Subtotal excluding ECL provisions
on disposal group loans	1,498	63	1,522	26	3,109	406	3,515
ECL provisions on disposal group loans						95	95
Total						501	3,610
ECL provisions coverage (2)
Stage 1 (%)	0.10	0.07	0.16	0.05	0.12	1.49	0.12
Stage 2 (%)	3.64	2.71	3.93	10.84	3.81	19.25	3.94
Stage 3 (%)	35.90	9.63	30.22	—	31.55	55.21	34.13
ECL provisions coverage excluding
disposal group loans	0.79	0.32	1.14	0.08	0.83	26.31	0.93
ECL provisions coverage on
disposal group loans						0.67	0.67
Total						3.17	0.92
Impairment (releases)/losses
ECL (release)/charge (3)	26	(11)	(59)	(2)	(46)	(8)	(54)
Stage 1	(125)	(6)	(204)	(9)	(344)	2	(342)
Stage 2	86	(7)	108	8	195	10	205
Stage 3	65	2	37	(1)	103	(20)	83
Of which: individual	—	2	—	(1)	1	(2)	(1)
Of which: collective	65	—	37	—	102	(18)	84
Continuing operations	26	(11)	(59)	(2)	(46)	(8)	(54)
Discontinued operations						(62)	(62)
Total						(70)	(116)

Amounts written-off	106	1	94	—	201	14	215
Of which: individual	—	1	57	—	58	—	58
Of which: collective	106	—	37	—	143	14	157

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2022	35

Risk and capital management

Credit risk – Banking activities continued

Segment analysis – portfolio summary

	Go-forward group
				Central	Total	Ulster
	Retail	Private	Commercial &	items &	excluding	Bank
	Banking	Banking	Institutional	other	Ulster Bank RoI	RoI	Total
31 December 2021	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI
Stage 1	168,013	17,600	107,368	32,283	325,264	5,560	330,824
Stage 2	13,594	967	18,477	90	33,128	853	33,981
Stage 3	1,884	270	2,081	—	4,235	787	5,022
Of which: individual	—	270	884	—	1,154	61	1,215
Of which: collective	1,884	—	1,197	—	3,081	726	3,807
Subtotal excluding disposal group loans	183,491	18,837	127,926	32,373	362,627	7,200	369,827
Disposal group loans						9,084	9,084
Total						16,284	378,911
ECL provisions (1)
Stage 1	134	12	129	17	292	10	302
Stage 2	590	29	784	11	1,414	64	1,478
Stage 3	850	37	751	—	1,638	388	2,026
Of which: individual	—	37	313	—	350	13	363
Of which: collective	850	—	438	—	1,288	375	1,663
Subtotal excluding ECL provisions
on disposal group loans	1,574	78	1,664	28	3,344	462	3,806
ECL provisions on disposal group loans						109	109
Total						571	3,915
ECL provisions coverage (2)
Stage 1 (%)	0.08	0.07	0.12	0.05	0.09	0.18	0.09
Stage 2 (%)	4.34	3.00	4.24	12.22	4.27	7.50	4.35
Stage 3 (%)	45.12	13.70	36.09	—	38.68	49.30	40.34
ECL provisions coverage excluding disposal group loans	0.86	0.41	1.30	0.09	0.92	6.42	1.03
ECL provisions coverage on disposal group loans						1.20	1.20
Total						3.51	1.03

Half year ended 30 June 2021
Impairment (releases)/losses
ECL (release)/charge (3)	(57)	(27)	(613)	1	(696)	13	(683)
Stage 1	(195)	(27)	(436)	—	(658)	(4)	(662)
Stage 2	45	(4)	(150)	1	(108)	(6)	(114)
Stage 3	93	4	(27)	—	70	23	93
Of which: individual	—	4	(30)	—	(26)	1	(25)
Of which: collective	93	—	3	—	96	22	118
Continuing operations	(57)	(27)	(613)	1	(696)	13	(683)
Discontinued operations						(24)	(24)
Total						(11)	(707)

Amounts written-off	138	5	298	—	441	76	517
Of which: individual	—	5	251	—	256	—	256
Of which: collective	138	—	47	—	185	76	261

(1)	Includes £3 million (31 December 2021 – £5 million) related to assets classified as FVOCI.
(2)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
(3)	Includes a £2 million release (30 June 2021 – £4 million charge) related to other financial assets, of which nil (30 June 2021 – nil) related to assets classified as FVOCI; and £3 million (30 June 2021 – £2 million release) related to contingent liabilities.
(4)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Refer to Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £178.4 billion (31 December 2021 – £176.3 billion) and debt securities of £38.6 billion (31 December 2021 – £44.9 billion).
-	Stage 3 loans increased, as write-offs and repayments were more than offset by the effect of the new regulatory definition of default, which in isolation led to an increase of approximately £0.7 billion in Stage 3 balances, mostly in retail mortgages and new Wholesale defaults on government scheme lending.
-	Underlying flows into default remained subdued during H1 2022. However, it is expected that defaults will increase as the year progresses and growing inflationary pressures on businesses, consumers and the broader economy continue to evolve.
-	Stage 2 loans and ECL reduced further during the first half of 2022, with positive trends in underlying risk metrics maintained since 31 December 2021 and migration of exposures into Stage 3 because of the new regulatory default definition mentioned previously.
-	Reflecting the stable portfolio performance and resultant ECL releases, there was a net impairment release of £54 million for the first half of the year for continued operations.

NatWest Group – Form 6-K Interim Results 2022	36

Risk and capital management

Credit risk – Banking activities continued

Segment analysis – portfolio summary

The table below shows Ulster Bank RoI disposal groups for Personal and Wholesale, by stage, for gross loans, off-balance sheet exposures and ECL. The tables in the rest of the Credit risk section are shown on a continuing basis and therefore exclude these exposures.

	Loans - amortised cost				Off-balance sheet
	and FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	9,988	640	82	10,710	—	—	4	10	12	26
Wholesale	2,835	678	31	3,544	1,906	217	17	37	15	69
Total	12,823	1,318	113	14,254	1,906	217	21	47	27	95

31 December 2021
Personal	5,547	210	34	5,791	—	—	4	6	7	17
Wholesale	2,647	639	7	3,293	1,665	115	10	78	4	92
Total	8,194	849	41	9,084	1,665	115	14	84	11	109

Segment loans and impairment metrics

The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework.

	Gross loans							ECL provisions (2)
		Stage 2 (1)							Stage 2 (1)
		Not past	1-30	>30					Not past	1-30	>30
	Stage 1	due	DPD	DPD	Total	Stage 3	Total	Stage 1	due	DPD	DPD	Total	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	175,867	10,623	605	280	11,508	2,493	189,868	184	382	16	21	419	895	1,498
Private Banking	18,428	548	63	17	628	353	19,409	12	16	1	—	17	34	63
Personal	14,813	100	43	16	159	307	15,279	6	2	1	—	3	17	26
Wholesale	3,615	448	20	1	469	46	4,130	6	14	—	—	14	17	37
Commercial & Institutional	114,675	14,080	804	1,163	16,047	2,336	133,058	185	569	33	29	631	706	1,522
Personal	2,352	15	18	5	38	49	2,439	3	1	—	1	2	9	14
Wholesale	112,323	14,065	786	1,158	16,009	2,287	130,619	182	568	33	28	629	697	1,508
Central items & other	32,481	83	—	—	83	—	32,564	17	9	—	—	9	—	26
Ulster Bank RoI	670	218	4	17	239	634	1,543	10	42	1	3	46	350	406
Personal	470	103	4	16	123	471	1,064	6	12	1	3	16	278	300
Wholesale	200	115	—	1	116	163	479	4	30	—	—	30	72	106
Total loans	342,121	25,552	1,476	1,477	28,505	5,816	376,442	408	1,018	51	53	1,122	1,985	3,515
Of which:
Personal	193,502	10,841	670	317	11,828	3,320	208,650	199	397	18	25	440	1,199	1,838
Wholesale	148,619	14,711	806	1,160	16,677	2,496	167,792	209	621	33	28	682	786	1,677

31 December 2021
Retail Banking	168,013	12,275	863	456	13,594	1,884	183,491	134	516	38	36	590	850	1,574
Private Banking	17,600	902	27	38	967	270	18,837	12	29	—	—	29	37	78
Personal	14,350	137	24	11	172	232	14,754	6	2	—	—	2	18	26
Wholesale	3,250	765	3	27	795	38	4,083	6	27	—	—	27	19	52
Commercial & Institutional	107,368	17,352	455	670	18,477	2,081	127,926	129	750	23	11	784	751	1,664
Personal	2,647	21	17	11	49	57	2,753	2	1	—	—	1	10	13
Wholesale	104,721	17,331	438	659	18,428	2,024	125,173	127	749	23	11	783	741	1,651
Central items & other	32,283	90	—	—	90	—	32,373	17	11	—	—	11	—	28
Ulster Bank RoI	5,560	747	58	48	853	787	7,200	10	58	3	3	64	388	462
Personal	5,165	510	52	46	608	609	6,382	7	15	3	3	21	301	329
Wholesale	395	237	6	2	245	178	818	3	43	—	—	43	87	133
Total loans	330,824	31,366	1,403	1,212	33,981	5,022	369,827	302	1,364	64	50	1,478	2,026	3,806
Of which:
Personal	190,175	12,943	956	524	14,423	2,782	207,380	149	534	41	39	614	1,179	1,942
Wholesale	140,649	18,423	447	688	19,558	2,240	162,447	153	830	23	11	864	847	1,864

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2022	37

Risk and capital management

Credit risk – Banking activities continued

Segment loans and impairment metrics

The table below shows ECL and ECL provisions coverage, by days past due, by segment and stage, within the scope of the ECL framework.

	ECL provisions coverage							Half year ended 30 June 2022
		Stage 2 (1,2)						ECL
		Not past						Total	Amounts
	Stage 1	due	1-30 DPD	>30 DPD	Total	Stage 3	Total	(release)/charge	written-off
30 June 2022%		%	%	%	%	%	%	£m	£m
Retail Banking	0.10	3.60	2.64	7.50	3.64	35.90	0.79	26	106
Private Banking	0.07	2.92	1.59	—	2.71	9.63	0.32	(11)	1
Personal	0.04	2.00	2.33	—	1.89	5.54	0.17	(2)	1
Wholesale	0.17	3.13	—	—	2.99	36.96	0.90	(9)	—
Commercial & Institutional	0.16	4.04	4.10	2.49	3.93	30.22	1.14	(59)	94
Personal	0.13	6.67	—	20.00	5.26	18.37	0.57	1	1
Wholesale	0.16	4.04	4.20	2.42	3.93	30.48	1.15	(60)	93
Central items & other	0.05	10.84	—	—	10.84	—	0.08	(2)	—
Ulster Bank RoI	1.49	19.27	25.00	17.65	19.25	55.21	26.31	(8)	14
Personal	1.28	11.65	25.00	18.75	13.01	59.02	28.20	(7)	6
Wholesale	2.00	26.09	—	—	25.86	44.17	22.13	(1)	8
Total loans	0.12	3.98	3.46	3.59	3.94	34.13	0.93	(54)	215
Of which:
Personal	0.10	3.66	2.69	7.89	3.72	36.11	0.88	18	116
Wholesale	0.14	4.22	4.09	2.41	4.09	31.49	1.00	(72)	99

	ECL provisions coverage							Half year ended 30 June 2021
		Stage 2 (1,2)						ECL
		Not past						Total	Amounts
	Stage 1	due	1-30 DPD	>30 DPD	Total	Stage 3	Total	(release)/charge	written-off
31 December 2021%		%	%	%	%	%	%	£m	£m
Retail Banking	0.08	4.20	4.40	7.89	4.34	45.12	0.86	(57)	138
Private Banking	0.07	3.22	—	—	3.00	13.70	0.41	(27)	5
Personal	0.04	1.46	—	—	1.16	7.76	0.18	(4)	(1)
Wholesale	0.18	3.53	—	—	3.40	50.00	1.27	(23)	6
Commercial & Institutional	0.12	4.32	5.05	1.64	4.24	36.09	1.30	(613)	298
Personal	0.08	4.76	—	—	2.04	17.54	0.47	—	—
Wholesale	0.12	4.32	5.25	1.67	4.25	36.61	1.32	(613)	298
Central items & other	0.05	12.22	—	—	12.22	—	0.09	1	—
Ulster Bank RoI	0.18	7.76	5.17	6.25	7.50	49.30	6.42	13	76
Personal	0.14	2.94	5.77	6.52	3.45	49.43	5.16	19	71
Wholesale	0.76	18.14	—	—	17.55	48.88	16.26	(6)	5
Total loans	0.09	4.35	4.56	4.13	4.35	40.34	1.03	(683)	517
Of which:
Personal	0.08	4.13	4.29	7.44	4.26	42.38	0.94	(42)	208
Wholesale	0.11	4.51	5.15	1.60	4.42	37.81	1.15	(641)	309

(1)	30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by IFRS 9 for a SICR.
(2)	ECL provisions on contingent liabilities and commitments are included within the Financial assets section so as not to distort ECL coverage ratios.

Segment loans and impairment metrics

-	Retail Banking – Balance sheet growth continued during H1 2022, primarily in mortgages, where new lending remained strong. Unsecured lending balances increased during H1 2022, following the easing of COVID-19 restrictions. Total ECL coverage reduced slightly during 2022, reflective of low unemployment and stable portfolio performance, while maintaining sufficient ECL coverage for key portfolios above 2019 levels, given increased inflationary and cost of living pressures. Stage 3 ECL increased overall, mainly because of the IFRS 9 alignment to the new regulatory default definition, implemented on 1 January 2022. This change resulted in an increase in Stage 3 exposures of approximately £0.7 billion, mostly in mortgages. Stage 2 balances decreased during the first half of the year, reflecting continued stability in IFRS 9 PD estimates and the consequence of the migration of balances into Stage 3 under the new regulatory default definition. The implementation of new mortgage IFRS 9 models resulted in lower Stage 3 ECL coverage due to reduced loss estimates for cases where the customer was not subject to repossession activity and was the primary driver for the change in overall Retail Stage 3 coverage during H1 2022.
-	Commercial & Institutional – The balance sheet increased during H1 2022, mainly attributable to growth in exposure to financial institutions. Sector appetite is regularly reviewed with continued focus on appetite to high oversight sectors. Strategic reductions and right sizing of appetite limits continued to be achieved. Stage 2 balances continued to fall mainly reflecting positive portfolio performance which lowered PDs and resulted in exposure migrating back into Stage 1. In addition, some deterioration in government scheme lending resulted in exposure moving from Stage 2 into Stage 3. PD deterioration remained the primary driver of cases moving into Stage 2. The ECL release was largely due to improvements in underlying PDs and reduced Stage 2 balances, as assets migrated back into Stage 1.

NatWest Group – Form 6-K Interim Results 2022	38

Risk and capital management

Credit risk – Banking activities continued

Sector analysis – portfolio summary

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Wholesale					Total
	Mortgages	Credit	Other
	(1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	194,938	4,201	9,511	208,650	32,884	71,071	57,453	6,384	167,792	376,442
- UK	194,055	4,142	9,389	207,586	31,950	62,433	38,741	4,538	137,662	345,248
- RoI	883	59	122	1,064	64	1,003	62	—	1,129	2,193
- Other Europe	—	—	—	—	506	3,560	7,485	1,136	12,687	12,687
- RoW	—	—	—	—	364	4,075	11,165	710	16,314	16,314
Loans by stage (2)	194,938	4,201	9,511	208,650	32,884	71,071	57,453	6,384	167,792	376,442
- Stage 1	183,414	3,059	7,029	193,502	29,231	56,068	57,107	6,213	148,619	342,121
- Stage 2	9,076	1,037	1,715	11,828	2,920	13,328	271	158	16,677	28,505
- Stage 3	2,448	105	767	3,320	733	1,675	75	13	2,496	5,816
- Of which: individual	219	—	20	239	316	533	66	8	923	1,162
- Of which: collective	2,229	105	747	3,081	417	1,142	9	5	1,573	4,654
Loans - past due analysis (3,4)	194,938	4,201	9,511	208,650	32,884	71,071	57,453	6,384	167,792	376,442
- Not past due	192,129	4,092	8,672	204,893	31,503	67,128	56,409	6,227	161,267	366,160
- Past due 1-30 days	987	25	75	1,087	669	2,369	1,033	156	4,227	5,314
- Past due 31-89 days	505	25	89	619	382	825	5	—	1,212	1,831
- Past due 90-180 days	457	21	81	559	49	88	1	—	138	697
- Past due >180 days	860	38	594	1,492	281	661	5	1	948	2,440
Loans - Stage 2	9,076	1,037	1,715	11,828	2,920	13,328	271	158	16,677	28,505
- Not past due	8,224	1,007	1,610	10,841	2,403	11,887	263	158	14,711	25,552
- Past due 1-30 days	611	15	44	670	150	652	4	—	806	1,476
- Past due 31-89 days	241	15	61	317	367	789	4	—	1,160	1,477
Weighted average life*
- ECL measurement (years)	8	2	5	5	5	6	3	2	5	5
Weighted average 12 months PDs*
- IFRS 9 (%)	0.25	3.78	2.24	0.40	0.98	1.27	0.12	0.17	0.77	0.57
- Basel (%)	0.67	3.16	3.01	0.82	1.11	1.55	0.14	0.17	0.92	0.86
ECL provisions by geography	650	250	938	1,838	358	1,250	48	21	1,677	3,515
- UK	364	246	928	1,538	322	1,012	29	16	1,379	2,917
- RoI	286	4	10	300	15	80	1	1	97	397
- Other Europe	—	—	—	—	16	87	6	2	111	111
- RoW	—	—	—	—	5	71	12	2	90	90
ECL provisions by stage	650	250	938	1,838	358	1,250	48	21	1,677	3,515
- Stage 1	61	65	73	199	40	134	17	18	209	408
- Stage 2	89	117	234	440	101	571	9	1	682	1,122
- Stage 3	500	68	631	1,199	217	545	22	2	786	1,985
- Of which: individual	16	—	10	26	75	183	18	2	278	304
- Of which: collective	484	68	621	1,173	142	362	4	—	508	1,681
ECL provisions coverage (%)	0.33	5.95	9.86	0.88	1.09	1.76	0.08	0.33	1.00	0.93
- Stage 1 (%)	0.03	2.12	1.04	0.10	0.14	0.24	0.03	0.29	0.14	0.12
- Stage 2 (%)	0.98	11.28	13.64	3.72	3.46	4.28	3.32	0.63	4.09	3.94
- Stage 3 (%)	20.42	64.76	82.27	36.11	29.60	32.54	29.33	15.38	31.49	34.13
ECL (release)/charge	(80)	20	78	18	21	(61)	(31)	(1)	(72)	(54)
- UK	(75)	20	78	23	30	(66)	(34)	(1)	(71)	(48)
- RoI	(5)	—	—	(5)	2	(7)	(3)	—	(8)	(13)
- Other Europe	—	—	—	—	(12)	10	1	—	(1)	(1)
- RoW	—	—	—	—	1	2	5	—	8	8

Amounts written-off	27	33	54	114	17	84	—	—	101	215
Loans by residual maturity	194,938	4,201	9,511	208,650	32,884	71,071	57,453	6,384	167,792	376,442
- <1 year	3,589	2,490	3,187	9,266	7,892	23,283	43,697	4,152	79,024	88,290
- 1-5 year	11,760	1,711	5,448	18,919	16,551	32,808	12,682	786	62,827	81,746
- 5 year	179,589	—	876	180,465	8,441	14,980	1,074	1,446	25,941	206,406
Other financial assets by asset quality (5)	—	—	—	—	47	9	13,864	203,094	217,014	217,014
- AQ1-AQ4	—	—	—	—	—	9	13,510	203,094	216,613	216,613
- AQ5-AQ8	—	—	—	—	47	—	352	—	399	399
Off-balance sheet	19,535	15,816	8,253	43,604	15,712	53,452	19,617	913	89,694	133,298
- Loan commitments	19,535	15,816	8,197	43,548	15,184	50,711	18,525	913	85,333	128,881
- Financial guarantees	—	—	56	56	528	2,741	1,092	—	4,361	4,417
Off-balance sheet by asset quality (5)	19,535	15,816	8,253	43,604	15,712	53,452	19,617	913	89,694	133,298
- AQ1-AQ4	18,510	442	7,161	26,113	12,389	32,070	18,114	781	63,354	89,467
- AQ5-AQ8	1,008	15,055	1,062	17,125	3,285	21,023	1,503	132	25,943	43,068
- AQ9	2	17	8	27	5	52	—	—	57	84
- AQ10	15	302	22	339	33	307	—	—	340	679

For the notes to this table refer to page 40.

NatWest Group – Form 6-K Interim Results 2022	39

Risk and capital management

Credit risk – Banking activities continued

Sector analysis – portfolio summary

	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	194,011	3,947	9,422	207,380	32,522	70,851	53,041	6,033	162,447	369,827
- UK	187,847	3,877	9,253	200,977	31,574	62,952	39,086	4,542	138,154	339,131
- RoI	6,164	70	147	6,381	130	1,222	116	4	1,472	7,853
- Other Europe	—	—	—	—	439	3,831	5,066	840	10,176	10,176
- RoW	—	—	22	22	379	2,846	8,773	647	12,645	12,667
Loans by stage	194,011	3,947	9,422	207,380	32,522	70,851	53,041	6,033	162,447	369,827
- Stage 1	180,418	2,924	6,833	190,175	28,679	53,803	52,263	5,904	140,649	330,824
- Stage 2	11,543	933	1,947	14,423	3,101	15,604	732	121	19,558	33,981
- Stage 3	2,050	90	642	2,782	742	1,444	46	8	2,240	5,022
- Of which: individual	269	—	19	288	329	583	7	8	927	1,215
- Of which: collective	1,781	90	623	2,494	413	861	39	—	1,313	3,807
Loans - past due analysis (3,4)	194,011	3,947	9,422	207,380	32,522	70,851	53,041	6,033	162,447	369,827
- Not past due	190,834	3,834	8,619	203,287	31,391	68,630	52,285	6,030	158,336	361,623
- Past due 1-30 days	1,217	28	124	1,369	521	1,081	732	2	2,336	3,705
- Past due 31-89 days	592	25	73	690	256	448	19	1	724	1,414
- Past due 90-180 days	367	22	61	450	91	215	1	—	307	757
- Past due >180 days	1,001	38	545	1,584	263	477	4	—	744	2,328
Loans - Stage 2	11,543	933	1,947	14,423	3,101	15,604	732	121	19,558	33,981
- Not past due	10,259	899	1,785	12,943	2,725	14,870	708	120	18,423	31,366
- Past due 1-30 days	843	16	97	956	125	318	4	—	447	1,403
- Past due 31-89 days	441	18	65	524	251	416	20	1	688	1,212
Weighted average life*
- ECL measurement (years)	8	2	5	5	5	6	3	1	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.16	4.84	2.73	0.36	0.76	1.85	0.14	0.14	1.00	0.65
- Basel (%)	0.76	3.31	3.22	0.91	1.20	1.74	0.14	0.16	1.04	0.97
ECL provisions by geography	768	260	914	1,942	374	1,411	57	22	1,864	3,806
- UK	449	258	904	1,611	331	1,124	47	18	1,520	3,131
- RoI	319	2	10	331	19	107	3	1	130	461
- Other Europe	—	—	—	—	20	77	4	1	102	102
- RoW	—	—	—	—	4	103	3	2	112	112
ECL provisions by stage	768	260	914	1,942	374	1,411	57	22	1,864	3,806
- Stage 1	32	59	58	149	24	96	14	19	153	302
- Stage 2	174	141	299	614	111	713	39	1	864	1,478
- Stage 3	562	60	557	1,179	239	602	4	2	847	2,026
- Of which: individual	19	—	12	31	69	261	—	2	332	363
- Of which: collective	543	60	545	1,148	170	341	4	—	515	1,663
ECL provisions coverage (%)	0.40	6.59	9.70	0.94	1.15	1.99	0.11	0.36	1.15	1.03
- Stage 1 (%)	0.02	2.02	0.85	0.08	0.08	0.18	0.03	0.32	0.11	0.09
- Stage 2 (%)	1.51	15.11	15.36	4.26	3.58	4.57	5.33	0.83	4.42	4.35
- Stage 3 (%)	27.41	66.67	86.76	42.38	32.21	41.69	8.70	25.00	37.81	40.34
Half year ended 30 June 2021
ECL (release)/charge	(23)	(17)	(2)	(42)	(197)	(469)	22	3	(641)	(683)
- UK	(40)	(17)	(3)	(60)	(224)	(373)	28	2	(567)	(627)
- RoI	17	—	1	18	38	(53)	9	1	(5)	13
- Other Europe	—	—	—	—	(20)	(10)	(8)	—	(38)	(38)
- RoW	—	—	—	—	9	(33)	(7)	—	(31)	(31)
Amounts written-off	74	45	89	208	120	187	2	—	309	517
Loans by residual maturity	194,011	3,947	9,422	207,380	32,522	70,851	53,041	6,033	162,447	369,827
- <1 year	3,611	2,532	3,197	9,340	7,497	22,593	41,195	2,809	74,094	83,434
- 1-5 year	12,160	1,415	5,393	18,968	16,293	33,301	10,969	1,967	62,530	81,498
- 5 year	178,240	—	832	179,072	8,732	14,957	877	1,257	25,823	204,895
Other financial assets by asset quality (5)	—	—	—	—	55	11	11,516	209,553	221,135	221,135
- AQ1-AQ4	—	—	—	—	—	11	10,974	209,551	220,536	220,536
- AQ5-AQ8	—	—	—	—	55	—	542	2	599	599
Off-balance sheet	16,827	15,354	8,230	40,411	16,342	52,033	17,898	1,212	87,485	127,896
- Loan commitments	16,827	15,354	8,170	40,351	15,882	49,231	16,906	1,212	83,231	123,582
- Financial guarantees	—	—	60	60	460	2,802	992	—	4,254	4,314
Off-balance sheet by asset quality (5)	16,827	15,354	8,230	40,411	16,342	52,033	17,898	1,212	87,485	127,896
- AQ1-AQ4	14,792	248	6,591	21,631	12,550	30,417	16,192	1,064	60,223	81,854
- AQ5-AQ8	2,028	14,804	1,625	18,457	3,757	21,262	1,703	148	26,870	45,327
- AQ9	—	9	3	12	6	48	1	—	55	67
- AQ10	7	293	11	311	29	306	2	—	337	648

(1)	Includes a portion of Private Banking lending secured against residential real estate, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in UK, which includes crown dependencies, reflecting the country of lending origination.
(2)	At 30 June 2022, Stage 3 included £330 million in respect of mortgages and £451 million of total lending for cases in default due to probation.
(3)	30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for a SICR.
(4)	Days past due – Personal products: at a high level, for amortising products, the number of days past due is derived from the arrears amount outstanding and the monthly repayment instalment. For credit cards, it is based on payments missed, and for current accounts the number of continual days in excess of borrowing limit. Wholesale products: the number of days past due for all products is the number of continual days in excess of borrowing limit.
(5)	AQ bandings are based on Basel PDs and the mapping is as follows:

NatWest Group – Form 6-K Interim Results 2022	40

Risk and capital management

Credit risk – Banking activities continued

Sector analysis – portfolio summary

Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA to AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

£0.3 billion (31 December 2021 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.

NatWest Group – Form 6-K Interim Results 2022	41

Risk and capital management

Credit risk – Banking activities continued

Sector analysis – portfolio summary

The table below shows ECL by stage, for the Personal portfolios and selected sectors of the Wholesale portfolios.

					Off-balance sheet
	Loans - amortised cost and FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	193,502	11,828	3,320	208,650	43,548	56	199	440	1,199	1,838
Mortgages	183,414	9,076	2,448	194,938	19,535	—	61	89	500	650
Credit cards	3,059	1,037	105	4,201	15,816	—	65	117	68	250
Other personal	7,029	1,715	767	9,511	8,197	56	73	234	631	938
Wholesale	148,619	16,677	2,496	167,792	85,333	4,361	209	682	786	1,677
Property	29,231	2,920	733	32,884	15,184	528	40	101	217	358
Financial institutions	57,107	271	75	57,453	18,525	1,092	17	9	22	48
Sovereigns	6,213	158	13	6,384	913	—	18	1	2	21
Corporate	56,068	13,328	1,675	71,071	50,711	2,741	134	571	545	1,250
Of which:
Agriculture	4,129	831	92	5,052	827	21	13	46	43	102
Airlines and aerospace	868	700	40	1,608	1,491	221	2	38	8	48
Automotive	4,704	1,455	46	6,205	4,148	54	11	24	12	47
Health	4,434	592	135	5,161	535	9	8	30	42	80
Land transport and logistics	3,885	797	43	4,725	3,242	154	5	30	12	47
Leisure	3,877	3,429	360	7,666	1,830	110	22	231	133	386
Oil and gas	966	179	57	1,202	1,565	465	2	5	31	38
Retail	6,573	1,283	190	8,046	4,501	404	13	27	67	107
Total	342,121	28,505	5,816	376,442	128,881	4,417	408	1,122	1,985	3,515

31 December 2021
Personal	190,175	14,423	2,782	207,380	40,351	60	149	614	1,179	1,942
Mortgages	180,418	11,543	2,050	194,011	16,827	—	32	174	562	768
Credit cards	2,924	933	90	3,947	15,354	—	59	141	60	260
Other personal	6,833	1,947	642	9,422	8,170	60	58	299	557	914
Wholesale	140,649	19,558	2,240	162,447	83,231	4,254	153	864	847	1,864
Property	28,679	3,101	742	32,522	15,882	460	24	111	239	374
Financial institutions	52,263	732	46	53,041	16,906	992	14	39	4	57
Sovereigns	5,904	121	8	6,033	1,212	—	19	1	2	22
Corporate	53,803	15,604	1,444	70,851	49,231	2,802	96	713	602	1,411
Of which:
Agriculture	3,722	1,229	133	5,084	993	24	11	39	78	128
Airlines and aerospace	779	668	44	1,491	1,528	221	1	39	15	55
Automotive	5,133	1,304	38	6,475	3,507	65	9	32	10	51
Health	3,818	1,235	133	5,186	799	9	9	58	48	115
Land transport and logistics	3,721	833	39	4,593	3,069	188	4	53	12	69
Leisure	3,712	4,050	340	8,102	1,874	107	11	247	133	391
Oil and gas	1,482	141	52	1,675	1,126	453	1	14	28	43
Retail	6,380	1,342	180	7,902	4,872	410	8	29	66	103
Total	330,824	33,981	5,022	369,827	123,582	4,314	302	1,478	2,026	3,806

NatWest Group – Form 6-K Interim Results 2022	42

Risk and capital management

Credit risk – Banking activities continued

Wholesale forbearance

The table below shows Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. Personal forbearance is disclosed in the Personal portfolio section on page 45. This table show current exposure but reflects risk transfers where there is a guarantee by another customer.

	Property	Financial institution	Other corporate	Total
30 June 2022	£m	£m	£m	£m
Forbearance (flow)	453	100	1,749	2,302
Forbearance (stock)	1,024	119	4,967	6,110
Heightened Monitoring and Risk of Credit Loss	985	149	3,654	4,788

31 December 2021
Forbearance (flow)	709	27	3,894	4,630
Forbearance (stock)	1,033	35	5,659	6,727
Heightened Monitoring and Risk of Credit Loss	1,225	83	4,492	5,800

-	Loans by geography – In Personal, exposures continued to be concentrated in the UK and heavily weighted to mortgages and the vast majority of exposure in the Republic of Ireland was also in mortgages. Balance sheet growth during the year was mainly in mortgages. Unsecured lending balances grew slightly as noted previously. In Wholesale, exposures were mainly in the UK. Balance sheet growth was primarily due to increased lending to financial institutions. Wholesale exposure to high oversight sectors reduced in leisure and oil and gas, largely offset by an increase in retail. Agriculture was added to the disclosure due to the effect on the sector from inflation and supply chain issues.
-	Loans by stage – In both Wholesale and Personal, continued strong credit performance resulted in a smaller proportion of accounts exhibiting a SICR and there was, therefore, an associated migration of exposures from Stage 2 into Stage 1. Personal customers who had accessed payment holiday support, and where their risk profile was identified as relatively high, are no longer collectively migrated into Stage 2. The relevance of this collective SICR identification is no longer considered as pertinent in the context of the current inflation and cost of living related economic uncertainty. Stage 3 loans increased due to the effect of the new regulatory definition of default, mostly impacting mortgages and new Wholesale defaults on government scheme lending.
-	Loans – Past due analysis – Despite the risks of inflation, cost of living pressures and supply chain issues, the past due profile of the key portfolios remained stable, reflecting the broader observations on portfolio performance. The implementation of the new regulatory default definition for Wholesale included refinements to the days past due calculations, which explains the uplift in early arrears, with the largest increase in corporates.
-	Weighted average 12 months PDs – In Personal, the Basel II point-in-time PDs improved slightly during 2022 due to stable credit performance in the portfolios. For IFRS 9 PDs, there were decreases across the product groups, with the exception of mortgages, as a result of new IFRS 9 PD model implementation in Q1 2022. In Wholesale, the Basel II PDs were based on a through-the-cycle approach and decreased less than the forward-looking IFRS 9 PDs which reduced, reflecting positive portfolio performance. For further details refer to the Asset quality section.
-	ECL provision by geography – In line with the loans by geography, the vast majority of ECL related to exposures in the UK, noting the reduction in RoI mostly due to the phased withdrawal of Ulster Bank RoI from the Republic of Ireland and moving of assets to discontinued operations.
-	ECL provisions by stage – Stage 2 provisions reduced during H1 2022 reflecting continued strong credit performance of the portfolios, this along with increased lending led to an increase in Stage 1 provisions. As outlined above, Stage 3 provisions have yet to be materially affected by the risks of inflation, cost of living and supply chain, with increases relating to the introduction of the new regulatory definition of default more than offset by write offs.
-	ECL provisions coverage – Overall provisions coverage reduced, driven by a combination of robust underlying portfolio performance reflecting recent strong growth in the portfolio within risk appetite and continued stable portfolio performance.
-	The ECL charge and loss rate – Reflecting the continued stable portfolio performance and default trends, the impairment charge was a release for H1 2022, mainly as a result of releases in Wholesale portfolios.

NatWest Group – Form 6-K Interim Results 2022	43

Risk and capital management

Credit risk – Banking activities continued

-	Loans by residual maturity – The maturity profile of the portfolios remained consistent with prior periods. In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending – cards and other – exposures were concentrated in less than five years. In Wholesale, with the exception of financial institutions where lending was concentrated in less than one year, the majority of lending was for residual maturity of one to five years, with some greater than five years in line with lending under the government support schemes.
-	Other financial assets by asset quality – Consisting almost entirely of cash and balances at central banks and debt securities, held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 bands.
-	Off-balance sheet exposures by asset quality – In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where a formal offer had been made to a customer but had not yet drawn down; the value increased in line with the pipeline of offers. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. The asset quality was aligned to the wider portfolio.
-	Wholesale forbearance – Forbearance flow continued to decrease in the first half of 2022. The leisure sector continued to represent the largest share of forbearance flow as it continued to experience disruption beyond the COVID-19 restrictions evident throughout 2021. Labour shortages, airport capacity issues, rising fuel costs and consumer uncertainty continue to weigh on the sector recovery. Payment holidays and covenant waivers were the most common forms of forbearance granted.
-	Heightened Monitoring and Risk of Credit Loss – Risk of Credit Loss framework exposures continued to reduce and were below pre-COVID-19 levels. Inflows were also trending lower. The sector breakdown of exposures remained consistent with prior periods.

NatWest Group – Form 6-K Interim Results 2022	44

Risk and capital management

Credit risk – Banking activities continued

Personal portfolio

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	30 June 2022					31 December 2021
	Retail	Private	Commercial &	Ulster		Retail	Private	Commercial &	Ulster
	Banking	Banking	Institutional	Bank RoI	Total	Banking	Banking	Institutional	Bank RoI	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	178,490	12,715	2,398	906	194,509	172,707	12,781	2,444	6,164	194,096
Of which:
Owner occupied	161,930	11,271	1,561	867	175,629	158,059	11,219	1,597	5,563	176,438
Buy-to-let	16,560	1,444	837	39	18,880	14,648	1,562	847	601	17,658
Interest only - variable	3,774	3,665	330	6	7,775	4,348	4,889	346	120	9,703
Interest only - fixed	16,468	7,211	214	1	23,894	14,255	5,957	209	3	20,424
Mixed (1)	9,202	1	16	5	9,224	8,616	1	17	34	8,668
ECL provisions (2)	344	7	6	286	643	429	7	8	318	762
Other personal lending (3)	11,445	1,797	314	182	13,738	10,829	1,974	305	218	13,326
ECL provisions (2)	1,156	17	2	14	1,189	1,140	19	2	11	1,172
Total personal lending	189,935	14,512	2,712	1,088	208,247	183,536	14,755	2,749	6,382	207,422
Mortgage LTV ratios
Total portfolio	53%	59%	56%	45%	53%	54%	59%	57%	50%	54%
- Stage 1	54%	59%	56%	37%	54%	54%	59%	56%	48%	54%
- Stage 2	49%	63%	64%	45%	49%	52%	59%	62%	57%	52%
- Stage 3	47%	60%	72%	52%	50%	49%	64%	77%	56%	53%
Buy-to-let	51%	58%	53%	60%	52%	50%	57%	53%	52%	51%
- Stage 1	51%	58%	53%	31%	52%	50%	58%	53%	51%	51%
- Stage 2	48%	57%	51%	47%	48%	52%	55%	50%	56%	52%
- Stage 3	48%	53%	57%	61%	52%	51%	53%	60%	66%	56%
Gross new mortgage lending	18,872	1,528	138	—	20,538	35,290	2,874	340	40	38,544
Of which:
Owner occupied	16,242	1,395	89	—	17,726	33,630	2,583	206	40	36,459
Weighted average LTV (4)	68%	65%	66%	—	68%	69%	65%	67%	62%	68%
Buy-to-let	2,630	133	49	—	2,812	1,660	292	134	—	2,086
Weighted average LTV (4)	63%	68%	62%	—	63%	63%	65%	63%	60%	64%
Interest only - variable rate	12	274	5	—	291	25	832	37	—	894
Interest only - fixed rate	2,821	1,102	22	—	3,945	2,388	1,563	36	—	3,987
Mixed (1)	1,088	—	1	—	1,089	2,256	—	7	—	2,263
Mortgage forbearance
Forbearance flow	52	7	3	3	65	316	19	4	50	389
Forbearance stock	1,024	29	9	425	1,487	1,156	3	8	944	2,111
Current	689	17	6	149	861	727	—	5	616	1,348
1-3 months in arrears	108	2	1	34	145	146	2	1	58	207
> 3 months in arrears	227	10	2	242	481	283	1	2	270	556

(1)	Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2)	Retail Banking excludes a non-material amount of provisions held on relatively small legacy portfolios.
(3)	Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4)	The new lending LTV in the comparative has been amended to reflect LTV at time of lending origination rather than LTV at reporting period.
-	The mortgage portfolio grew steadily in H1 2022, benefiting from buoyant housing market activity and customers re-mortgaging ahead of anticipated Bank of England interest rate rises.
-	LTV ratios continued to improve as house prices increased as a result of housing market demand.
-	The existing mortgage stock and new business were closely monitored against agreed risk appetite parameters. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Affordability assessments and assumptions were continuously reviewed considering inflationary pressure, interest rate rises and taxation changes.
-	The buy-to-let portfolio grew in H1 2022. This growth was expected and within risk appetite following strategy and customer journey simplification implemented in H2 2021.
-	Forbearance flows were subdued in H1 2022 compared to historical norms after an increase in forbearance in H2 2021, following the end of COVID-19 payment holidays.
-	Unsecured lending increased during H1 2022, with resilient customer demand after the easing of COVID-19 restrictions.
-	As set out above ECL has reduced, for further detail of movements in ECL provisions at product level refer to the Flow statements section.
-	As at 30 June 2022, £121.8 billion, 63%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2021 – £116.2 billion, 62%). Of which, 40% of UK properties were rated as EPC C or above (31 December 2021 – 38%). In addition to the Retail Banking portfolio, during Q2 2022 EPC data became available for the Private Banking portfolio for all periods. EPC data source and limitations are provided on page 60 of the 2021 NatWest Group Climate-related Disclosures Report.

NatWest Group – Form 6-K Interim Results 2022	45

Risk and capital management

Credit risk – Banking activities continued

Personal portfolio

Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band. Mortgage lending not within the scope of Governance and post-model adjustments reflected portfolios carried at fair value.

	Mortgages						ECL provisions				ECL provisions coverage (2)
Retail Banking				Not within		Of which:
				IFRS 9		gross new
	Stage 1	Stage 2	Stage 3	ECL scope	Total	lending	Stage 1	Stage 2	Stage 3	Total (1)	Stage 1	Stage 2	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	66,690	4,283	950	62	71,985	3,250	17	32	107	156	—	0.7	11.3	0.2
>50% and ≤70%	71,128	3,861	654	9	75,652	5,511	24	34	78	136	—	0.9	11.9	0.2
>70% and ≤80%	20,758	600	104	1	21,463	5,348	7	7	15	29	—	1.2	14.4	0.1
>80% and ≤90%	7,976	90	15	—	8,081	3,827	3	1	5	9	—	1.1	33.3	0.1
>90% and ≤100%	1,241	20	7	—	1,268	934	1	—	3	4	0.1	—	42.9	0.3
>100%	54	6	7	—	67	2	—	1	4	5	—	16.7	57.1	7.5
Total with LTVs	167,847	8,860	1,737	72	178,516	18,872	52	75	212	339	—	0.8	12.2	0.2
Other	43	1	2	—	46	—	3	—	1	4	7.0	—	50.0	8.7
Total	167,890	8,861	1,739	72	178,562	18,872	55	75	213	343	—	0.8	12.2	0.2

31 December 2021
≤50%	61,233	4,548	644	63	66,488	5,845	7	60	140	207	—	1.3	21.7	0.3
>50% and ≤70%	68,271	4,674	483	9	73,437	12,397	10	64	84	158	—	1.4	17.4	0.2
>70% and ≤80%	24,004	1,255	93	1	25,353	10,964	3	18	15	36	—	1.4	16.1	0.1
>80% and ≤90%	5,983	250	22	1	6,256	4,985	1	8	5	14	—	3.2	22.7	0.2
>90% and ≤100%	1,125	58	10	—	1,193	1,098	—	5	3	8	—	8.6	30.0	0.7
>100%	14	18	6	—	38	—	—	1	2	3	—	5.6	33.3	7.9
Total with LTVs	160,630	10,803	1,258	74	172,765	35,289	21	156	249	426	—	1.4	19.8	0.2
Other	14	1	1	—	16	1	—	—	—	—	—	—	—	—
Total	160,644	10,804	1,259	74	172,781	35,290	21	156	249	426	—	1.4	19.8	0.2

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2022	46

Risk and capital management

Credit risk – Banking activities continued

Personal portfolio

	Mortgages						ECL provisions				ECL provisions coverage (2)
Ulster Bank RoI				Not within		Of which:
				IFRS 9		gross new
	Stage 1	Stage 2	Stage 3	ECL scope	Total	lending	Stage 1	Stage 2	Stage 3	Total (1)	Stage 1	Stage 2	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	275	43	233	—	551	—	6	9	146	161	2.2	20.9	62.7	29.2
>50% and ≤70%	76	21	100	—	197	—	2	7	61	70	2.6	33.3	61.0	35.5
>70% and ≤80%	6	5	48	—	59	—	1	3	29	33	16.7	60.0	60.4	55.9
>80% and ≤90%	1	1	33	—	35	—	—	1	20	21	—	100.0	60.6	60.0
>90% and ≤100%	—	1	22	—	23	—	—	1	13	14	—	100.0	59.1	60.9
>100%	—	—	23	—	23	—	—	—	13	13	—	—	56.5	56.5
Total	358	71	459	—	888	—	9	21	282	312	2.5	29.6	61.4	35.1
Other	17	—	1	—	18	—	—	—	—	—	—	—	—	—
Total	375	71	460	—	906	—	9	21	282	312	2.4	29.6	61.3	34.4

31 December 2021
≤50%	2,660	221	274	—	3,155	13	4	6	138	148	0.2	2.7	50.4	4.7
>50% and ≤70%	1,497	172	128	—	1,797	16	2	5	59	66	0.1	2.9	46.1	3.7
>70% and ≤80%	484	67	60	—	611	9	1	2	28	31	0.2	3.0	46.7	5.1
>80% and ≤90%	231	51	55	—	337	1	1	2	26	29	0.4	3.9	47.3	8.6
>90% and ≤100%	82	26	37	—	145	1	—	1	19	20	—	3.8	51.4	13.8
>100%	33	16	41	—	90	—	—	1	23	24	—	6.3	56.1	26.7
Total with LTVs	4,987	553	595	—	6,135	40	8	17	293	318	0.2	3.1	49.2	5.2
Other	25	—	4	—	29	—	—	—	—	—	—	—	—	—
Total	5,012	553	599	—	6,164	40	8	17	293	318	0.2	3.1	48.9	5.2

(1)	Excludes a non-material amount of provisions held on relatively small legacy portfolios.
(2)	ECL provisions coverage is ECL provisions divided by mortgages.
-	ECL coverage rates for each Stage increased through the LTV bands with both Retail Banking and Ulster Bank RoI having only limited exposures in the highest LTV bands. The reduced coverage level in the lower LTV bands for Retail Banking reflects the implementation of new IFRS 9 LGD model with a modelling approach that now captures a reduced loss expectation from non-repossession recovery action.
-	Continued stable portfolio performance alongside the new IFRS 9 PD and LGD model implementations have resulted in reduced coverage across most LTV bands in Stage 2 and Stage 3. The increased ECL across Stage 1 LTV bands was driven by higher Stage 1 PDs as a result of the new PD model implementation and also the proportionate allocation of the new cost of living post model adjustment to Stage 1.

NatWest Group – Form 6-K Interim Results 2022	47

Risk and capital management

Credit risk – Banking activities continued

Commercial real estate (CRE)

The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and the building materials sub-sector). The sector is reviewed regularly by senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks. The CRE tables in this section include information on exposures which are out of scope of ECL calculations or part of disposal groups.

	30 June 2022				31 December 2021
	UK	RoI	Other	Total	UK	RoI	Other	Total
By geography and sub-sector (1)	£m	£m	£m	£m	£m	£m	£m	£m
Investment
Residential (2)	4,497	253	14	4,764	4,422	341	19	4,782
Office (3)	3,087	228	—	3,315	3,037	190	10	3,237
Retail (4)	4,071	78	1	4,150	4,207	81	—	4,288
Industrial (5)	2,942	12	144	3,098	2,760	13	106	2,879
Mixed/other (6)	935	105	49	1,089	1,185	113	50	1,348
	15,532	676	208	16,416	15,611	738	185	16,534
Development
Residential (2)	1,959	117	1	2,077	1,775	76	2	1,853
Office (3)	85	—	—	85	79	33	—	112
Retail (4)	57	—	—	57	48	—	—	48
Industrial (5)	81	1	—	82	67	1	—	68
Mixed/other (6)	17	1	—	18	20	2	—	22
	2,199	119	1	2,319	1,989	112	2	2,103
Total	17,731	795	209	18,735	17,600	850	187	18,637

(1)	Geographical splits are based on country of collateral risk.
(2)	Properties including houses, flats and student accommodation.
(3)	Properties including offices in central business districts, regional headquarters and business parks.
(4)	Properties including high street retail, shopping centres, restaurants, bars and gyms.
(5)	Properties including distribution centres, manufacturing and warehouses.
(6)	Properties that do not fall within the other categories above. Mixed generally relates to a mixture of retail/office with residential.

NatWest Group – Form 6-K Interim Results 2022	48

Risk and capital management

Credit risk – Banking activities continued

Commercial real estate

CRE LTV distribution by stage

The table below shows CRE current exposure and related ECL by LTV band.

	Gross loans					ECL provisions				ECL provisions coverage (2)
				Not within
				IFRS 9
				ECL
	Stage 1	Stage 2	Stage 3	scope (1)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,113	253	37	240	7,643	10	7	11	28	0.1	2.8	29.7	0.4
>50% and ≤70%	4,249	384	41	470	5,144	7	8	20	35	0.2	2.1	48.8	0.7
>70% and ≤100%	299	265	57	11	632	—	10	26	36	—	3.8	45.6	5.7
>100%	159	9	86	4	258	—	2	31	33	—	22.2	36.0	12.8
Total with LTVs	11,820	911	221	725	13,677	17	27	88	132	0.1	3.0	39.8	1.0
Total portfolio
average LTV%	46%	61%	87%	49%	48%
Other (5)	2,299	332	57	51	2,739	5	23	27	55	0.2	6.9	47.4	2.0
Development (6)	1,947	196	66	110	2,319	5	7	30	42	0.3	3.6	45.5	1.8
Total	16,066	1,439	344	886	18,735	27	57	145	229	0.2	4.0	42.2	1.2

31 December 2021
≤50%	6,767	388	34	268	7,457	5	7	9	21	0.1	1.8	26.5	0.3
>50% and ≤70%	4,367	470	46	469	5,352	3	13	20	36	0.1	2.8	43.5	0.7
>70% and ≤100%	377	192	127	9	705	—	9	32	41	—	4.7	25.2	5.8
>100%	215	7	86	4	312	—	2	28	30	—	28.6	32.6	9.6
Total with LTVs	11,726	1,057	293	750	13,826	8	31	89	128	0.1	2.9	30.4	0.9
Total portfolio
average LTV%	48%	58%	88%	52%	50%
Other (3)	2,271	293	61	83	2,708	4	13	28	45	0.2	4.4	45.9	1.7
Development (4)	1,736	228	62	77	2,103	3	6	34	43	0.2	2.6	54.8	2.0
Total	15,733	1,578	416	910	18,637	15	50	151	216	0.1	3.2	36.3	1.2

(1)	Includes exposures relating to non-modelled portfolios and other exposures carried at fair value.
(2)	ECL provisions coverage is ECL provisions divided by current exposure.
(3)	Relates mainly to business banking, rate risk management products and unsecured corporate lending.
(4)	Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

Overall – The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group.

2022 trends – H1 2022 saw a relatively flat performance, as the growth noted in Q1 began to subside due to deterioration in the wider economic outlook. The residential sector continued to perform well, although, with . house price growth coupled with rising borrowing costs the outlook is uncertain. Uncertainty in the office sector remained, with the full consequences of the limited return to work, still to flow through to the sector. The industrial sector continued to perform strongly reflecting the structural change in retail. The retail sector continued to exhibit mixed performance based on changing consumer habits.

Credit quality – NatWest Group entered 2022 with a conservatively positioned CRE portfolio. The majority of the defaults experienced during 2021 were in the retail sector, particularly in the fashion-led shopping centre sub-sector. NatWest Group completed a strategic sale of a portfolio of these loans during 2021, achieving a rebalance of the portfolio at that stage. Rental payments have now normalised, but uncertainty still remains and the portfolio continues to be actively reviewed and managed.

During H1 2022, Heightened Monitoring stock reduced by both volume and value, most materially within the investment sub-sector (retail, residential and office).

Risk appetite – Lending appetite continued to be gradually and selectively increased by sub-sector aligned to our purpose led approach.

NatWest Group – Form 6-K Interim Results 2022	49

Risk and capital management

Credit risk – Banking activities continued

Flow statements

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL affect. Other points to note:

-	Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
-	Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
-	Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
-	Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
-	Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.
-	There were flows from Stage 1 into Stage 3 including transfers due to unexpected default events. The small number of write-offs in Stage 1 and Stage 2 reflected the effect of portfolio debt sales and also staging at the start of the analysis period.
-	The effect of any change in PMAs during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models. Refer to the section on Governance and post model adjustments for further details.
-	All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	546,178	302	35,557	1,478	5,238	2,026	586,973	3,806
Currency translation and other adjustments	4,259	(3)	131	—	38	2	4,428	(1)
Transfers from Stage 1 to Stage 2	(18,211)	(68)	18,211	68	—	—	—	—
Transfers from Stage 2 to Stage 1	18,567	512	(18,567)	(512)	—	—	—	—
Transfers to Stage 3	(319)	(1)	(1,992)	(135)	2,311	136	—	—
Transfers from Stage 3	143	11	448	42	(591)	(53)	—	—
Net re-measurement of ECL on stage transfer		(443)		483		155		195
Changes in risk parameters (model inputs)		72		(119)		34		(13)
Other changes in net exposure	(1,560)	31	(3,645)	(155)	(640)	(29)	(5,845)	(153)
Other (P&L only items)		(2)		(4)		(77)		(83)
Income statement (releases)/charges		(342)		205		83		(54)
Transfers to disposal groups	(4,942)	(5)	(603)	(28)	(134)	(17)	(5,679)	(50)
Amounts written-off	—	—	—	—	(215)	(215)	(215)	(215)
Unwinding of discount		—		—		(54)		(54)
At 30 June 2022	544,115	408	29,540	1,122	6,007	1,985	579,662	3,515
Net carrying amount	543,707		28,418		4,022		576,147
At 1 January 2021	446,666	519	81,667	3,081	6,524	2,586	534,857	6,186
2021 movements	46,032	(86)	(26,169)	(781)	(666)	(394)	19,197	(1,261)
At 30 June 2021	492,698	433	55,498	2,300	5,858	2,192	554,054	4,925
Net carrying amount	492,265		53,198		3,666		549,129

NatWest Group – Form 6-K Interim Results 2022	50

Risk and capital management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	159,966	24	10,748	155	1,267	250	171,981	429
Currency translation and other adjustments	—	—	—	—	3	2	3	2
Transfers from Stage 1 to Stage 2	(5,576)	(3)	5,576	3	—	—	—	—
Transfers from Stage 2 to Stage 1	5,869	53	(5,869)	(53)	—	—	—	—
Transfers to Stage 3	(37)	—	(910)	(28)	947	28	—	—
Transfers from Stage 3	14	1	241	11	(255)	(12)	—	—
Net re-measurement of ECL on stage transfer		(50)		47		(13)		(16)
Changes in risk parameters (model inputs)		32		(49)		3		(14)
Other changes in net exposure	5,899	—	(801)	(10)	(174)	(7)	4,924	(17)
Other (P&L only items)		(2)		(1)		(26)		(29)
Income statement (releases)/charges		(20)		(13)		(43)		(76)
Amounts written-off	—	—	—	—	(20)	(20)	(20)	(20)
Unwinding of discount		—		—		(19)		(19)
At 30 June 2022	166,135	57	8,985	76	1,768	212	176,888	345
Net carrying amount	166,078		8,909		1,556		176,543
At 1 January 2021	132,390	23	28,079	227	1,291	236	161,760	486
2021 movements	16,915	(4)	(12,510)	(47)	61	14	4,466	(37)
At 30 June 2021	149,305	19	15,569	180	1,352	250	166,226	449
Net carrying amount	149,286		15,389		1,102		165,777

-	Despite the strong portfolio growth during 2022 so far, ECL levels for mortgages reduced during the same period. The decrease in ECL was primarily a result of stable portfolio performance alongside the implementation of new IFRS 9 models in Q1 2022. Collectively, this resulted in lower levels of ECL requirement.
-	More specifically, strong credit performance resulted in the migration of assets from Stage 2 into Stage 1, with an associated decrease from lifetime ECL to a 12 month ECL. In addition, the introduction of the new cost of living post model adjustment at 30 June 2022 allocated more ECL to Stage 1 given the forward-looking nature of the cost of living and inflation threat, whereas the previous COVID-19 post model adjustments were focused on Stage 2 (for example, high risk payment holiday cases migrated into Stage 2). Refer to the Governance and post model adjustments section for more information.
-	The Stage 3 inflow relates to the IFRS 9 adoption of the new regulatory definition of default in January 2022. However, the Stage 3 ECL levels reduced since 31 December 2021 primarily due to reduced LGD estimates as a result of the new model implementation in Q1 2022 alongside stable underlying default levels. The relatively small ECL cost for net re-measurement on stage transfer included the effect of risk targeted ECL adjustments, when previously in Stage 2. Refer to the Governance and post model adjustments section for further details.
-	Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer. Given repossession activity remains subdued relative to pre-COVID-19 levels, write-offs remained at a lower level.

NatWest Group – Form 6-K Interim Results 2022	51

Risk and capital management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	2,740	58	947	141	91	60	3,778	259
Currency translation and other adjustments	—	—	—	—	—	—	—	—
Transfers from Stage 1 to Stage 2	(626)	(23)	626	23	—	—	—	—
Transfers from Stage 2 to Stage 1	450	59	(450)	(59)	—	—	—	—
Transfers to Stage 3	(12)	—	(54)	(22)	66	22	—	—
Transfers from Stage 3	—	—	4	2	(4)	(2)	—	—
Net re-measurement of ECL on stage transfer		(35)		90		16		71
Changes in risk parameters (model inputs)		(2)		(34)		7		(29)
Other changes in net exposure	252	7	(49)	(28)	(12)	1	191	(20)
Other (P&L only items)		—		—		(2)		(2)
Income statement (releases)/charges		(30)		28		22		20
Amounts written-off	—	—	—	—	(33)	(33)	(33)	(33)
Unwinding of discount		—		—		(3)		(3)
At 30 June 2022	2,804	64	1,024	113	108	68	3,936	245
Net carrying amount	2,740		911		40		3,691
At 1 January 2021	2,250	52	1,384	220	114	75	3,748	347
2021 movements	92	(6)	(293)	(39)	(25)	(18)	(226)	(63)
At 30 June 2021	2,342	46	1,091	181	89	57	3,522	284
Net carrying amount	2,296		910		32		3,238

-	The overall decrease in ECL was mainly due to the reduction in Stage 2 ECL reflecting the stable portfolio performance, causing PDs to decrease. This resulted in reduced levels of SICR identification and ECL requirement.
-	In addition, a temporary adjustment for an ECL release is in place to reflect, on a forward-looking basis, the associated effects of a new credit card PD model that is pending implementation in Q3 2022. This is captured in changes in risk parameters for Stage 1 and Stage 2.
-	Cards balances have grown since the 2021 year end, in line with industry trends in the UK, as unsecured borrowing demand increased.
-	Reflecting the strong credit performance observed during 2022, Stage 3 inflows remained subdued and the effect of the IFRS 9 adoption of the new regulatory definition of default was minimal for Cards, therefore Stage 3 ECL movement was low in H1 2022.
-	Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

NatWest Group – Form 6-K Interim Results 2022	52

Risk and capital management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	4,548	52	1,967	294	629	540	7,144	886
Currency translation and other adjustments	—	(3)	—	—	6	—	6	(3)
Transfers from Stage 1 to Stage 2	(1,019)	(18)	1,019	18	—	—	—	—
Transfers from Stage 2 to Stage 1	788	105	(788)	(105)	—	—	—	—
Transfers to Stage 3	(16)	—	(198)	(56)	214	56	—	—
Transfers from Stage 3	1	2	14	8	(15)	(10)	—	—
Net re-measurement of ECL on stage transfer		(94)		119		65		90
Changes in risk parameters (model inputs)		13		(14)		33		32
Other changes in net exposure	518	6	(241)	(34)	(48)	(12)	229	(40)
Other (P&L only items)		—		—		—		—
Income statement (releases)/charges		(75)		71		86		82
Amounts written-off	—	—	—	—	(53)	(53)	(53)	(53)
Unwinding of discount		—		—		(4)		(4)
At 30 June 2022	4,820	63	1,773	230	733	615	7,326	908
Net carrying amount	4,757		1,543		118	—	6,418
At 1 January 2021	3,385	59	3,487	450	596	495	7,468	1,004
2021 movements	435	(4)	(963)	(102)	(3)	9	(531)	(97)
At 30 June 2021	3,820	55	2,524	348	593	504	6,937	907
Net carrying amount	3,765		2,176		89		6,030

-	Overall ECL has remained stable, with a modest increase driven by Stage 3 ECL linked to the IFRS 9 adoption of the new regulatory definition of default in January 2022, with underlying Stage 3 inflows remaining stable, reflecting the strong credit performance observed during 2022.
-	More specifically, the reduced PDs alongside muted portfolio deterioration, resulted in migration of assets from Stage 2 into Stage 1, with an associated decrease from lifetime ECL to a 12 month ECL and kept Stage 2 levels stable.
-	Unsecured retail balances have grown since the 2021 year end, in line with industry trends in the UK, as unsecured borrowing demand increased.
-	Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

NatWest Group – Form 6-K Interim Results 2022	53

Risk and capital management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	152,224	129	19,731	785	2,155	750	174,110	1,664
Currency translation and other adjustments	2,455	(1)	124	—	14	2	2,593	1
Inter-group transfers	(660)	—	—	—	—	—	(660)	—
Transfers from Stage 1 to Stage 2	(10,291)	(21)	10,291	21	—	—	—	—
Transfers from Stage 2 to Stage 1	10,378	273	(10,378)	(273)	—	—	—	—
Transfers to Stage 3	(102)	—	(682)	(25)	784	25	—	—
Transfers from Stage 3	100	8	92	14	(192)	(22)	—	—
Net re-measurement of ECL on stage transfer		(248)		214		83		49
Changes in risk parameters (model inputs)		27		(31)		5		1
Other changes in net exposure	8,223	18	(2,409)	(74)	(313)	(17)	5,501	(73)
Other (P&L only items)		(1)		(1)		(34)		(36)
Income statement releases		(204)		108		37		(59)
Amounts written-off	—	—	—	—	(94)	(94)	(94)	(94)
Unwinding of discount		—		—		(26)		(26)
At 30 June 2022	162,327	185	16,769	631	2,354	706	181,450	1,522
Net carrying amount	162,142	—	16,138	—	1,648	—	179,928	—
At 1 January 2021	131,307	296	42,290	1,836	2,998	1,249	176,595	3,381
2021 movements	221	(63)	(11,194)	(532)	(452)	(302)	(11,425)	(897)
At 30 June 2021	131,528	233	31,096	1,304	2,546	947	165,170	2,484
Net carrying amount	131,295		29,792		1,599		162,686

-	There was an uplift in Stage 1 exposure from new and increased lending specifically to financial institutions along with movements in currency translations. Stage 1 ECL increased due to an uplift in post model adjustments, the largest adjustment being a new adjustment for inflation and supply chain issues and additional ECL on loans that migrated from Stage 2 and Stage 3.
-	Stage 2 exposure and ECL reduced reflecting positive portfolio performance which lowered PDs, with net effect of stage transfers leading to a significant reduction in ECL. In addition, a reduction in the Stage 2 economic uncertainty adjustment further reduced ECL.
-	Flows into Stage 3 increased due to defaults on government scheme lending, but the government guarantee has meant this has not led to an increase in ECL. In addition, write-offs led to an overall reduction in Stage 3 ECL.

NatWest Group – Form 6-K Interim Results 2022	54

Risk and capital management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional- business banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	6,673	11	1,376	60	44	10	8,093	81
Currency translation and other adjustments	—	—	—	—	—	—	—	—
Transfers from Stage 1 to Stage 2	(866)	(3)	866	3	—	—	—	—
Transfers from Stage 2 to Stage 1	491	21	(491)	(21)	—	—	—	—
Transfers to Stage 3	(12)	—	(69)	(4)	81	4	—	—
Transfers from Stage 3	16	1	15	2	(31)	(3)	—	—
Net re-measurement of ECL on stage transfer		(20)		35		11		26
Changes in risk parameters (model inputs)		7		22		2		31
Other changes in net exposure	(442)	2	(382)	(9)	(46)	(6)	(870)	(13)
Other (P&L only items)		(2)		1		(1)		(2)
Income statement (releases)/charges		(13)		49		6		42
Amounts written-off	—	—	—	—	(1)	(1)	(1)	(1)
Unwinding of discount		—		—		(1)		(1)
At 30 June 2022	5,860	19	1,315	88	47	16	7,222	123
Net carrying amount	5,841		1,227		31		7,099

-	At a total level, exposure reduced mainly due to the repayment of government scheme debt.
-	Exposure moved from Stage 1 into Stage 2 due to a deterioration in some government scheme lending. ECL increased, reflecting a higher probability of default on additional lending to customers that had government scheme lending.

NatWest Group – Form 6-K Interim Results 2022	55

Risk and capital management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - corporate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	44,089	83	14,296	599	1,350	521	59,735	1,203
Currency translation and other adjustments	537	(1)	102	—	11	3	650	2
Inter-group transfers	(11)	—	(84)	(4)	1	—	(94)	(4)
Transfers from Stage 1 to Stage 2	(6,425)	(14)	6,425	14	—	—	—	—
Transfers from Stage 2 to Stage 1	6,742	189	(6,742)	(189)	—	—	—	—
Transfers to Stage 3	(55)	—	(419)	(16)	474	16	—	—
Transfers from Stage 3	21	5	49	9	(70)	(14)	—	—
Net re-measurement of ECL on stage transfer		(170)	—	142		49		21
Changes in risk parameters (model inputs)		12		(44)		(12)		(44)
Other changes in net exposure	4,389	10	(1,099)	(47)	(200)	(4)	3,090	(41)
Other (P&L only items)		(1)		(2)		(31)		(34)
Income statement (releases)/charges		(149)		49		2		(98)
Amounts written-off	—	—	—	—	(77)	(77)	(77)	(77)
Unwinding of discount		—		—		(18)		(18)
At 30 June 2022	49,287	114	12,528	464	1,489	464	63,304	1,042
Net carrying amount	49,173		12,064		1,025		62,262

-	There was a rise in Stage 1 exposure from new and increased lending along with movements in currency translations. ECL increased due to a rise in post model adjustments with a new adjustment for inflation and supply chain issues and additional ECL on loans that migrated from Stage 2 and Stage 3.
-	Stage 2 exposure and ECL reduced reflecting positive portfolio performance which lowered PDs. The net effect of stage transfers led to a significant reduction in Stage 2 ECL, and there were further reductions due to a decrease in the economic uncertainty adjustment.
-	Flows into Stage 3 increased due to defaults on government scheme lending, but the government guarantee has meant this has not led to an increase in ECL. In addition, write-offs have led to an overall reduction in Stage 3 ECL.
-	The portfolio benefit from cash recoveries post write-off, which are reported as other (P&L only items). Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than five years after default.

NatWest Group – Form 6-K Interim Results 2022	56

Risk and capital management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - property	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	25,352	20	2,777	84	661	204	28,790	308
Currency translation and other adjustments	10	—	1	—	1	(4)	12	(4)
Inter-group transfers	7	—	(17)	—	(1)	—	(11)	—
Transfers from Stage 1 to Stage 2	(1,612)	(3)	1,612	3	—	—	—	—
Transfers from Stage 2 to Stage 1	1,310	23	(1,310)	(23)	—	—	—	—
Transfers to Stage 3	(19)	—	(137)	(5)	156	5	—	—
Transfers from Stage 3	22	2	25	2	(47)	(4)	—	—
Net re-measurement of ECL on stage transfer		(23)		28		12		17
Changes in risk parameters (model inputs)		11		(6)		9		14
Other changes in net exposure	986	3	(468)	(14)	(64)	(8)	454	(19)
Other (P&L only items)		—		—		—		—
Income statement (releases)/charges		(9)		8		13		12
Amounts written-off	—	—	—	—	(15)	(15)	(15)	(15)
Unwinding of discount		—		—		(6)		(6)
At 30 June 2022	26,056	33	2,483	69	691	193	29,230	295
Net carrying amount	26,023		2,414		498		28,935

-	There was a rise in Stage 1 exposure from new and increased lending along with movements in currency translations. ECL increased due to a rise in post model adjustments with a new adjustment for inflation and supply chain issues and additional ECL on loans that migrated from Stage 2 and Stage 3.
-	Stage 2 exposure and ECL reduced reflecting positive portfolio performance which lowered PDs and a reduction in the economic uncertainty adjustment.

NatWest Group – Form 6-K Interim Results 2022	57

Risk and capital management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	76,109	15	1,282	43	100	15	77,491	73
Currency translation and other adjustments	1,908	—	21	—	2	2	1,931	2
Inter-group transfers	(655)	—	101	4	—	(1)	(554)	3
Transfers from Stage 1 to Stage 2	(1,387)	(1)	1,387	1	—	—	—	—
Transfers from Stage 2 to Stage 1	1,835	39	(1,835)	(39)	—	—	—	—
Transfers to Stage 3	(17)	—	(57)	—	74	—	—	—
Transfers from Stage 3	41	—	4	—	(45)	—	—	—
Net re-measurement of ECL on stage transfer		(34)		8		10		(16)
Changes in risk parameters (model inputs)		(4)		(3)		8		1
Other changes in net exposure	3,290	4	(460)	(4)	(3)	—	2,827	—
Other (P&L only items)		—		—		(1)		(1)
Income statement (releases)/charges		(34)		1		17		(16)
Amounts written-off	—	—	—	—	(1)	(1)	(1)	(1)
Unwinding of discount		—		—		—		—
At 30 June 2022	81,124	19	443	10	127	33	81,694	62
Net carrying amount	81,105		433		94		81,632

-	There was an uplift in Stage 1 exposure from new and increased lending along with movements in currency translations and an increase from exposures moving from Stage 2. Stage 1 ECL was broadly unchanged as the exposures that returned to Stage 1 are now subject to 12 months ECL , generating a significant ECL release on re-measurement.
-	Stage 2 exposure and ECL reduced reflecting positive portfolio performance which lowered PDs, this led to large exposure transfers to Stage 1 and a significant reduction in ECL.
-	Stage 3 exposure increased due to stage transfers. There was also a significant increase in Stage 3 ECL and charge due to two individual cases.

NatWest Group – Form 6-K Interim Results 2022	58

Risk and capital management

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

	UK mortgages		RoI mortgages		Credit cards		Other		Total
30 June 2022	£m	%	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	5,158	57.3	23	32.0	565	54.5	808	47.0	6,554	55.4
PD persistence	1,228	13.6	5	7.0	329	31.7	369	21.5	1,931	16.3
Adverse credit bureau recorded with
credit reference agency	1,936	21.5	—	—	49	4.7	85	5.0	2,070	17.5
Forbearance support provided	140	1.6	1	1.0	1	0.1	22	1.3	164	1.4
Customers in collections	269	3.0	3	4.0	2	0.2	17	1.0	291	2.5
Collective SICR and other reasons (2)	163	1.8	39	55.0	91	8.8	404	23.6	697	5.9
Days past due >30	111	1.2	—	—	—	—	10	0.6	121	1.0
	9,005	100	71	100	1,037	100	1,715	100	11,828	100

31 December 2021
Personal trigger (1)
PD movement	2,707	24.6	83	14.9	560	60.1	1,008	51.8	4,358	30.2
PD persistence	3,103	28.2	21	3.8	270	28.9	771	39.6	4,165	28.9
Adverse credit bureau recorded with
credit reference agency	3,657	33.3	—	—	60	6.4	73	3.7	3,790	26.3
Forbearance support provided	178	1.6	6	1.1	2	0.2	28	1.4	214	1.5
Customers in collections	82	0.8	33	6.0	3	0.3	15	0.8	133	0.9
Collective SICR and other reasons (2)	1,197	10.9	409	74.0	38	4.1	46	2.4	1,690	11.7
Days past due >30	66	0.6	1	0.2	—	—	6	0.3	73	0.5
	10,990	100	553	100	933	100	1,947	100	14,423	100

For the notes to the table refer to the following page.

-	The strong credit performance of the portfolio resulted in either decreased or stable account level IFRS 9 PDs during the year so far for most products. UK mortgages was the exception, where the implementation of a new IFRS 9 PD model in Q1 2022 increased the proportion of accounts exhibiting significant PD deterioration.
-	Personal customers who had accessed COVID-19 payment holiday support, and where their risk profile was identified as relatively high risk are no longer collectively migrated into Stage 2, given the lack of default emergence from these segments and with the focus of high risk segment monitoring now shifting to the effects of inflation and the growing cost of living effect on customers. In UK mortgages at 31 December 2021, approximately £0.8 billion of exposures were previously collectively migrated from Stage 1 into Stage 2.
-	In the other lending category, there was an increase in ‘Collective SICR and other reasons’ as a result of the net migration of assets into Stage 2 of £0.5 billion reflecting, on a forward-looking basis, the staging effect of new retail unsecured PD models that are pending implementation in Q3 2022.

NatWest Group – Form 6-K Interim Results 2022	59

Risk and capital management

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

	Property		Corporate		Financial institution		Other		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
30 June 2022	£m	%	£m	%	£m	%	£m	%	£m	%
Wholesale trigger (1)
PD movement	1,202	41.2	8,752	65.6	130	47.9	86	54.4	10,170	61.1
PD persistence	69	2.4	215	1.6	3	1.1	—	—	287	1.7
Risk of Credit Loss	810	27.7	2,141	16.1	64	23.6	57	36.1	3,072	18.4
Forbearance support provided	105	3.6	682	5.1	4	1.5	—	—	791	4.7
Customers in collections	29	1.0	102	0.8	1	0.4	—	—	132	0.8
Collective SICR and other reasons (2)	497	17.0	894	6.7	66	24.4	15	9.5	1,472	8.8
Days past due >30	208	7.1	542	4.1	3	1.1	—	—	753	4.5
	2,920	100	13,328	100	271	100	158	100	16,677	100

31 December 2021
Wholesale trigger (1)
PD movement	942	30.3	10,553	67.7	595	81.3	84	69.4	12,174	62.2
PD persistence	139	4.5	553	3.5	6	0.8	1	0.8	699	3.6
Risk of Credit Loss	962	31.0	2,626	16.8	71	9.7	34	28.1	3,693	18.9
Forbearance support provided	101	3.3	489	3.1	6	0.8	—	—	596	3.0
Customers in collections	27	0.9	88	0.6	1	0.1	—	—	116	0.6
Collective SICR and other reasons (2)	762	24.6	1,189	7.6	35	4.8	2	1.7	1,988	10.2
Days past due >30	168	5.4	106	0.7	18	2.5	—	—	292	1.5
	3,101	100	15,604	100	732	100	121	100	19,558	100

(1)	The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2)	Includes customers where a PD assessment cannot be undertaken due to missing PDs.
-	PD deterioration continued to be the primary trigger of migration of exposures from Stage 1 into Stage 2. There was a reduction in cases triggering PD deterioration reflecting positive portfolio performance which is lowering PDs.
-	Moving exposures on to the Risk of Credit Loss framework remained an important backstop indicator of a SICR. The exposures classified under the Stage 2 Risk of Credit Loss framework decreased over the period again reflecting positive portfolio performance.
-	PD persistence related to the Business Banking portfolio only. A reduction in PDs in Q4 2021 meant that some Business Banking customers were only in Stage 2 because of persistence and with PDs marginally improving in 2022, they have now returned to Stage 1.
-	There was an increase in customers meeting the >30 days past due trigger as a result of regulatory definition of default changes where all customer borrowing is now categorised as past due, previously it was assessed at a facility level.

NatWest Group – Form 6-K Interim Results 2022	60

Risk and capital management

Credit risk – Banking activities continued

Asset quality

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	111,137	3,478	—	114,615	28	24	—	52	0.03	0.69	—	0.05
AQ5-AQ8	71,779	4,951	—	76,730	27	47	—	74	0.04	0.95	—	0.10
AQ9	146	576	—	722	—	7	—	7	—	1.22	—	0.97
AQ10	—	—	1,988	1,988	—	—	231	231	—	—	11.62	11.62
	183,062	9,005	1,988	194,055	55	78	231	364	0.03	0.87	11.62	0.19
RoI mortgages
AQ1-AQ4	236	21	—	257	5	2	—	7	2.12	9.52	—	2.72
AQ5-AQ8	116	39	—	155	1	8	—	9	0.86	20.51	—	5.81
AQ9	—	11	—	11	—	1	—	1	—	9.09	—	9.09
AQ10	—	—	460	460	—	—	269	269	—	—	58.48	58.48
	352	71	460	883	6	11	269	286	1.70	15.49	58.48	32.39
Credit cards
AQ1-AQ4	90	1	—	91	2	—	—	2	2.22	—	—	2.20
AQ5-AQ8	2,964	1,002	—	3,966	62	106	—	168	2.09	10.58	—	4.24
AQ9	5	34	—	39	1	11	—	12	20.00	32.35	—	30.77
AQ10	—	—	105	105	—	—	68	68	—	—	64.76	64.76
	3,059	1,037	105	4,201	65	117	68	250	2.12	11.28	64.76	5.95
Other personal
AQ1-AQ4	1,096	121	—	1,217	7	21	—	28	0.64	17.36	—	2.30
AQ5-AQ8	5,895	1,485	—	7,380	65	191	—	256	1.10	12.86	—	3.47
AQ9	38	109	—	147	1	22	—	23	2.63	20.18	—	15.65
AQ10	—	—	767	767	—	—	631	631	—	—	82.27	82.27
	7,029	1,715	767	9,511	73	234	631	938	1.04	13.64	82.27	9.86
Total
AQ1-AQ4	112,559	3,621	—	116,180	42	47	—	89	0.04	1.30	—	0.08
AQ5-AQ8	80,754	7,477	—	88,231	155	352	—	507	0.19	4.71	—	0.57
AQ9	189	730	—	919	2	41	—	43	1.06	5.62	—	4.68
AQ10	—	—	3,320	3,320	—	—	1,199	1,199	—	—	36.11	36.11
	193,502	11,828	3,320	208,650	199	440	1,199	1,838	0.10	3.72	36.11	0.88

NatWest Group – Form 6-K Interim Results 2022	61

Risk and capital management

Credit risk – Banking activities continued

Asset quality

		Gross loans			ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	93,956	3,157	—	97,113	8	40	—	48	0.01	1.27	—	0.05
AQ5-AQ8	81,160	7,325	—	88,485	17	103	—	120	0.02	1.41	—	0.14
AQ9	290	508	—	798	—	14	—	14	—	2.76	—	1.75
AQ10	—	—	1,451	1,451	—	—	269	269	—	—	18.54	18.54
	175,406	10,990	1,451	187,847	25	157	269	451	0.01	1.43	18.54	0.24
RoI mortgages
AQ1-AQ4	3,669	226	—	3,895	5	5	—	10	0.14	2.21	—	0.26
AQ5-AQ8	1,335	176	—	1,511	2	6	—	8	0.15	3.41	—	0.53
AQ9	8	151	—	159	—	6	—	6	—	3.97	—	3.77
AQ10	—	—	599	599	—	—	293	293	—	—	48.91	48.91
	5,012	553	599	6,164	7	17	293	317	0.14	3.07	48.91	5.14
Credit cards
AQ1-AQ4	44	1	—	45	1	—	—	1	2.27	—	—	2.22
AQ5-AQ8	2,874	894	—	3,768	58	130	—	188	2.02	14.54	—	4.99
AQ9	6	38	—	44	—	11	—	11	—	28.95	—	25.00
AQ10	—	—	90	90	—	—	60	60	—	—	66.67	66.67
	2,924	933	90	3,947	59	141	60	260	2.02	15.11	66.67	6.59
Other personal
AQ1-AQ4	831	88	—	919	6	19	—	25	0.72	21.59	—	2.72
AQ5-AQ8	5,950	1,723	—	7,673	51	243	—	294	0.86	14.10	—	3.83
AQ9	52	136	—	188	1	37	—	38	1.92	27.21	—	20.21
AQ10	—	—	642	642	—	—	557	557	—	—	86.76	86.76
	6,833	1,947	642	9,422	58	299	557	914	0.85	15.36	86.76	9.70
Total
AQ1-AQ4	98,500	3,472	—	101,972	20	64	—	84	0.02	1.84	—	0.08
AQ5-AQ8	91,319	10,118	—	101,437	128	482	—	610	0.14	4.76	—	0.60
AQ9	356	833	—	1,189	1	68	—	69	0.28	8.16	—	5.80
AQ10	—	—	2,782	2,782	—	—	1,179	1,179	—	—	42.38	42.38
	190,175	14,423	2,782	207,380	149	614	1,179	1,942	0.08	4.26	42.38	0.94

-	In the Personal portfolio, the asset quality distribution improved overall with high quality new business written during H1 2022 and existing portfolio quality being maintained.
-	The majority of exposures were in AQ1-AQ4, with a significant proportion in AQ5-AQ8. As expected, mortgage exposures have a higher proportion in AQ1-AQ4 than unsecured borrowing.
-	The increase in AQ10/Stage 3 balances was mainly because of the IFRS 9 alignment to the new regulatory default definition, implemented on 1 January 2022. This change resulted in an increase in Stage 3 exposures of approximately £0.7 billion, mostly in mortgages.
-	In other Personal, the relatively high level of exposures in AQ10 reflected that impaired assets can be held on the balance sheet, with commensurate ECL provision for up to six years after default.
-	ECL provisions coverage shows the expected trend with increased coverage in the poorer asset quality bands, and also by stage.
-	As noted previously, across all asset quality bands, migration from Stage 2 into Stage 1 was observed as the effect of improved economic scenarios enhanced IFRS 9 PDs and therefore reduced Stage 2 exposure.

NatWest Group – Form 6-K Interim Results 2022	62

Risk and capital management

Credit risk – Banking activities continued

Asset quality

The table below shows asset quality bands of gross loans and ECL, by stage, for the Wholesale portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	15,014	242	—	15,256	6	2	—	8	0.04	0.83	—	0.05
AQ5-AQ8	14,204	2,435	—	16,639	34	82	—	116	0.24	3.37	—	0.70
AQ9	13	243	—	256	—	17	—	17	—	7.00	—	6.64
AQ10	—	—	733	733	—	—	217	217	—	—	29.60	29.60
	29,231	2,920	733	32,884	40	101	217	358	0.14	3.46	29.60	1.09
Corporate
AQ1-AQ4	18,734	1,750	—	20,484	11	20	—	31	0.06	1.14	—	0.15
AQ5-AQ8	37,288	11,169	—	48,457	122	511	—	633	0.33	4.58	—	1.31
AQ9	46	409	—	455	1	40	—	41	2.17	9.78	—	9.01
AQ10	—	—	1,675	1,675	—	—	545	545	—	—	32.54	32.54
	56,068	13,328	1,675	71,071	134	571	545	1,250	0.24	4.28	32.54	1.76
Financial institutions
AQ1-AQ4	54,185	86	—	54,271	10	—	—	10	0.02	—	—	0.02
AQ5-AQ8	2,921	183	—	3,104	7	9	—	16	0.24	4.92	—	0.52
AQ9	1	2	—	3	—	—	—	—	—	—	—	—
AQ10	—	—	75	75	—	—	22	22	—	—	29.33	29.33
	57,107	271	75	57,453	17	9	22	48	0.03	3.32	29.33	0.08
Sovereign
AQ1-AQ4	6,082	71	—	6,153	18	1	—	19	0.30	1.41	—	0.31
AQ5-AQ8	131	86	—	217	—	—	—	—	—	—	—	—
AQ 9	—	1	—	1	—	—	—	—	—	—	—	—
AQ10	—	—	13	13	—	—	2	2	—	—	15.38	15.38
	6,213	158	13	6,384	18	1	2	21	0.29	0.63	15.38	0.33
Total
AQ1-AQ4	94,015	2,149	—	96,164	45	23	—	68	0.05	1.07	—	0.07
AQ5-AQ8	54,544	13,873	—	68,417	163	602	—	765	0.30	4.34	—	1.12
AQ9	60	655	—	715	1	57	—	58	1.67	8.70	—	8.11
AQ10	—	—	2,496	2,496	—	—	786	786	—	—	31.49	31.49
	148,619	16,677	2,496	167,792	209	682	786	1,677	0.14	4.09	31.49	1.00

NatWest Group – Form 6-K Interim Results 2022	63

Risk and capital management

Credit risk – Banking activities continued

Asset quality

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2021	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	13,529	223	—	13,752	3	7	—	10	0.02	3.14	—	0.07
AQ5-AQ8	15,126	2,742	—	17,868	21	94	—	115	0.14	3.43	—	0.64
AQ9	24	136	—	160	—	10	—	10	—	7.35	—	6.25
AQ10	—	—	742	742	—	—	239	239	—	—	32.21	32.21
	28,679	3,101	742	32,522	24	111	239	374	0.08	3.58	32.21	1.15
Corporate
AQ1-AQ4	18,378	1,027	—	19,405	8	48	—	56	0.04	4.67	—	0.29
AQ5-AQ8	35,351	13,922	—	49,273	88	621	—	709	0.25	4.46	—	1.44
AQ9	74	655	—	729	—	44	—	44	—	6.72	—	6.04
AQ10	—	—	1,444	1,444	—	—	602	602	—	—	41.69	41.69
	53,803	15,604	1,444	70,851	96	713	602	1,411	0.18	4.57	41.69	1.99
Financial institutions
AQ1-AQ4	50,121	63	—	50,184	7	1	—	8	0.01	1.59	—	0.02
AQ5-AQ8	2,138	667	—	2,805	7	38	—	45	0.33	5.70	—	1.60
AQ9	4	2	—	6	—	—	—	—	—	—	—	—
AQ10	—	—	46	46	—	—	4	4	—	—	8.70	8.70
	52,263	732	46	53,041	14	39	4	57	0.03	5.33	8.70	0.11
Sovereign
AQ1-AQ4	5,787	35	—	5,822	19	1	—	20	0.33	2.86	—	0.34
AQ5-AQ8	117	86	—	203	—	—	—	—	—	—	—	—
AQ9	—	—	—	—	—	—	—	—	—	—	—	—
AQ10	—	—	8	8	—	—	2	2	—	—	25.00	25.00
	5,904	121	8	6,033	19	1	2	22	0.32	0.83	25.00	0.36
Total
AQ1-AQ4	87,815	1,348	—	89,163	37	57	—	94	0.04	4.23	—	0.11
AQ5-AQ8	52,732	17,417	—	70,149	116	753	—	869	0.22	4.32	—	1.24
AQ9	102	793	—	895	—	54	—	54	—	6.81	—	6.03
AQ10	—	—	2,240	2,240	—	—	847	847	—	—	37.81	37.81
	140,649	19,558	2,240	162,447	153	864	847	1,864	0.11	4.42	37.81	1.15

-	Across the Wholesale portfolio, the asset quality band distribution differed, reflective of the underlying quality of counterparties within each segment.
-	Asset quality improvement was observed across most segments as the economy recovered from the effects of COVID-19.
-	Within the Wholesale portfolio, customer credit grades were reassessed as and when a request for financing was made, a scheduled customer credit review was undertaken or a material event specific to that customer occurred.
-	ECL provisions coverage showed the expected trend with increased coverage in the poorer asset quality bands, and also by stage.
-	The low provision coverage for Stage 3 loans in financial institutions for 2021 reflected the secured nature of one exposure classified AQ10.

NatWest Group – Form 6-K Interim Results 2022	64

Risk and capital management

Credit risk – Trading activities

This section details the credit risk profile of NatWest Group’s trading activities.

Securities financing transactions and collateral

The table below shows securities financing transactions in NatWest Markets and Treasury. Balance sheet captions include balances held at all classifications under IFRS 9.

	Reverse repos			Repos
			Outside			Outside
		Of which:	netting		Of which:	netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
30 June 2022	£m	£m	£m	£m	£m	£m
Gross	83,381	82,631	750	85,717	84,295	1,422
IFRS offset	(32,396)	(32,396)	—	(32,396)	(32,396)	—
Carrying value	50,985	50,235	750	53,321	51,899	1,422

Master netting arrangements	(2,540)	(2,540)	—	(2,540)	(2,540)	—
Securities collateral	(47,449)	(47,449)	—	(49,338)	(49,338)	—
Potential for offset not recognised under IFRS	(49,989)	(49,989)	—	(51,878)	(51,878)	—
Net	996	246	750	1,443	21	1,422

31 December 2021
Gross	78,909	78,259	650	73,858	72,712	1,146
IFRS offset	(32,016)	(32,016)	—	(32,016)	(32,016)	—
Carrying value	46,893	46,243	650	41,842	40,696	1,146

Master netting arrangements	(900)	(900)	—	(900)	(900)	—
Securities collateral	(45,271)	(45,271)	—	(39,794)	(39,794)	—
Potential for offset not recognised under IFRS	(46,171)	(46,171)	—	(40,694)	(40,694)	—
Net	722	72	650	1,148	2	1,146

-	Reverse repos and repos increased on both gross and carrying value basis when compared to 2021. These trends are consistent with trading assets and liabilities having been managed within limits at 31 December 2021.
-	Reverse repo and repo transactions are primarily backed by highly-rated sovereign, supranational and agency collateral.

NatWest Group – Form 6-K Interim Results 2022	65

Risk and capital management

Credit risk – Trading activities continued

Derivatives

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion (more than 90%) of the derivatives relate to trading activities in NatWest Markets. The table also includes hedging derivatives in Treasury.

	30 June 2022							31 December 2021
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						119,935	115,208		114,100	109,403
IFRS offset						(10,592)	(12,488)		(7,961)	(8,568)
Carrying value	3,128	4,338	5,167	1,303	13,936	109,343	102,720	12,100	106,139	100,835
Of which:
Interest rate (1)	2,794	2,764	4,561	290	10,409	54,590	48,653	8,919	67,458	61,206
Exchange rate	332	1,570	596	1,013	3,511	54,504	53,762	3,167	38,517	39,286
Credit	2	4	10	—	16	249	289	14	154	343
Equity and commodity	—	—	—	—	—	—	16	—	10	—
Carrying value					13,936	109,343	102,720	12,100	106,139	100,835

Counterparty mark-to-market netting						(85,072)	(85,072)		(85,006)	(85,006)
Cash collateral						(14,499)	(10,545)		(15,035)	(9,909)
Securities collateral						(4,468)	(918)		(2,428)	(2,913)
Net exposure						5,304	6,185		3,670	3,007

Banks (2)						546	992		393	413
Other financial institutions (3)						3,292	2,793		1,490	1,584
Corporate (4)						1,386	2,253		1,716	938
Government (5)						80	147		71	72
Net exposure						5,304	6,185		3,670	3,007

UK						2,050	2,333		1,990	1,122
Europe						1,297	2,069		714	1,028
US						1,573	1,440		645	653
RoW						384	343		321	204
Net exposure						5,304	6,185		3,670	3,007

Asset quality of uncollateralised derivative assets
AQ1-AQ4						4,611			2,939
AQ5-AQ8						648			674
AQ9-AQ10						45			57
Net exposure						5,304			3,670

(1)	The notional amount of interest rate derivatives included £7,730 billion (31 December 2021 – £6,173 billion) in respect of contracts cleared through central clearing counterparties.
(2)	Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions, for example China, where the collateral agreements are not deemed to be legally enforceable.
(3)	Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group’s external rating.
(4)	Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5)	Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

NatWest Group – Form 6-K Interim Results 2022	66

Risk and capital management

Credit risk – Trading activities continued

Debt securities

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch.

	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
30 June 2022	£m	£m	£m	£m	£m	£m
AAA	—	—	2,395	1,209	—	3,604
AA to AA+	—	3,840	3,091	1,635	16	8,582
A to AA-	7,074	—	1,445	214	66	8,799
BBB- to A-	—	—	2,433	302	424	3,159
Non-investment grade	—	—	—	51	43	94
Unrated	—	—	—	1	1	2
Total	7,074	3,840	9,364	3,412	550	24,240

Short positions	(7,363)	(2,915)	(12,323)	(2,000)	(160)	(24,761)

31 December 2021
AAA	—	—	2,011	838	—	2,849
AA to AA+	—	3,329	3,145	1,401	62	7,937
A to AA-	6,919	—	1,950	308	57	9,234
BBB- to A-	—	—	3,792	346	517	4,655
Non-investment grade	—	—	31	163	82	276
Unrated	—	—	—	3	3	6
Total	6,919	3,329	10,929	3,059	721	24,957

Short positions	(9,790)	(56)	(12,907)	(2,074)	(137)	(24,964)

NatWest Group – Form 6-K Interim Results 2022	67

Risk and capital management

Capital, liquidity and funding risk

Introduction

NatWest Group continually ensures a comprehensive approach is taken to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments

-
£1.2 billion;
-
£2.3 billion (special dividend will be paid on 16 September 2022, subject to approval at a General Meeting, with the notice and circular publication on 9 August 2022 and the General Meeting scheduled for 25 August 2022);
-
£0.3 billion decrease in the IFRS 9 transitional adjustment;
-
 software development costs of £0.4 billion;
-
£0.3 billion decrease due to FX loss on retranslation on the redemption of a USD instrument; and
-

£1.9 billion attributable profit in the period.

CET1

The CET1 ratio decreased by 390 basis points to 14.3%. The decrease is primarily due to a £22.8 billion increase in RWAs and a £2.9 billion decrease in CET1 capital.

The CET1 decrease is mainly driven by:

-
the directed buyback of £1.2 billion;
-
foreseeable dividend accrual of £2.3 billion (special dividend will be paid on 16 September 2022, subject to approval at a General Meeting, with the notice and circular publication on 9 August 2022 and the General Meeting scheduled for 25 August 2022);
-
a £0.3 billion decrease in the IFRS 9 transitional adjustment;
-
the removal of adjustment for prudential amortisation on software development costs of £0.4 billion;
-
a £0.3 billion decrease due to FX loss on retranslation on the redemption of a USD instrument; and
-
other reserve movements.

These reductions were partially offset by the £1.9 billion attributable profit in the period.

MREL (LAC)

MREL (LAC) ratio as a percentage of risk-weighted assets decreased to 31.7% from 39.8% due to a £22.8 billion increase in RWAs and £5.4 billion decrease in MREL resources. The ratio remains well above the minimum of 22.2%, calculated as 2 x (Pillar 1 + Pillar 2A).

In the first half of 2022 there were redemptions of $3 billion and €1.5 billion Senior debt, and $1 billion Tier 1 instruments. These were partially offset by new issuances of $1 billion and £0.75 billion Senior debt.

Total RWAs

Total RWAs increased by £22.8 billion to £179.8 billion during H1 2022 reflecting:

-

An increase in credit risk RWAs of £23.6 billion, primarily due to £19.4 billion of model adjustments applied as a result of new regulation applicable to IRB models from 1 January 2022, in addition to increased exposure in Commercial & Institutional and Retail Banking. This was partially offset by improved risk metrics in Commercial & Institutional and Retail Banking.

-

An increase in market risk RWAs of £0.6 billion, driven by a raised capital multiplier for NWM Plc affecting VaR and SVaR calculations.

-

An increase in counterparty credit risk RWAs of £0.4 billion, mainly driven by the implementation of SA-CCR affecting the RWA calculation for non-internally modelled exposure.

-

A decrease in operational risk RWAs of £1.9 billion following the annual recalculation.

UK leverage ratio

The leverage ratio at 30 June 2022 is 5.2% and has been calculated in accordance with changes to the UK’s leverage ratio framework which were introduced by the PRA and came into effect from 1 January 2022. As at 31 December 2021, the UK leverage ratio was 5.9%, which was calculated under the prior year’s UK leverage methodology. The key driver of the decrease is a £3.5 billion decrease in Tier 1 capital.

Liquidity portfolio

The liquidity portfolio decreased by £18.0 billion to £268.4 billion, with primary liquidity decreasing by £10.3 billion to £198.3 billion. The decrease in primary liquidity is driven by shareholder distributions (share buyback and dividends), redemption of Senior debt, maturing commercial papers and certificates of deposit and a marginal increase in lending outstripping growth in deposits. The reduction in secondary liquidity is due to a reduction in the pre-positioned collateral at the Bank of England.

NatWest Group – Form 6-K Interim Results 2022	68

Risk and capital management

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both NatWest Group’s minimum requirements and its MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.7%	2.3%	3.1%
Minimum Capital Requirements	6.2%	8.3%	11.1%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	—	—	—
MDA threshold (2)	8.7%	n/a	n/a
Subtotal	8.7%	10.8%	13.6%
Capital ratios at 30 June 2022	14.3%	16.4%	19.3%
Headroom (3)	5.6%	5.6%	5.7%

(1)	In response to COVID-19 many countries reduced their CCyB rates. In December 2021, the Financial Policy Committee announced an increase in the UK CCyB rate from 0% to 1% effective from 13 December 2022. A further increase from 1% to 2% was announced on 5 July 2022, effective 5 July 2023. In June 2022, the Central Bank of Ireland announced that the CCyB on Irish exposures will increase from 0% to 0.5%, applicable from 15 June 2023. This is the first step towards a gradual increase which, conditional on macro-financial developments, would see a CCyB of 1.5% announced by mid-2023, which is expected to be applicable from June 2024.
(2)	Pillar 2A requirements for NatWest Group are set on a nominal capital basis. The PRA has confirmed that from Q4 2022 Pillar 2A will be set as a variable amount with the exception of some fixed add-ons.
(3)	The headroom does not reflect excess distributable capital and may vary over time.

NatWest Group – Form 6-K Interim Results 2022	69

Risk and capital management

Capital, liquidity and funding risk continued

Capital and leverage ratios

The table below sets out the key capital and leverage ratios. From 1 January 2022, NatWest Group is subject to the requirements set out in the PRA Rulebook. Therefore, going forward the capital and leverage ratios are being presented under these frameworks on a transitional basis.

	30 June	31 December
	2022	2021
Capital adequacy ratios (1)%		%
CET1	14.3	18.2
Tier 1	16.4	21.0
Total	19.3	24.7

Capital	£m	£m
Tangible equity	27,858	30,689

Prudential valuation adjustment	(316)	(274)
Deferred tax assets	(738)	(761)
Own credit adjustments	(99)	21
Pension fund assets	(471)	(465)
Cash flow hedging reserve	1,526	395
Foreseeable dividends and pension contributions	(2,250)	(1,211)
Foreseeable charges - on-market ordinary share buyback programme	(91)	(825)
Prudential amortisation of software development costs	—	411
Adjustments under IFRS 9 transitional arrangements	284	621
Insufficient coverage for non-performing exposures	(10)	(5)
Total deductions	(2,165)	(2,093)

CET1 capital	25,693	28,596

End-point AT1 capital	3,875	3,875
Grandfathered instrument transitional arrangements	—	571
Transitional AT1 capital	3,875	4,446
Tier 1 capital	29,568	33,042

End-point Tier 2 capital	5,011	5,402
Grandfathered instrument transitional arrangements	172	304
Transitional Tier 2 capital	5,183	5,706
Total regulatory capital	34,751	38,748

Risk-weighted assets
Credit risk	143,765	120,116
Counterparty credit risk	8,352	7,907
Market risk	8,563	7,917
Operational risk	19,115	21,031
Total RWAs	179,795	156,971

(1)	Based on current PRA rules, therefore includes the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 30 June 2022 was £0.3 billion for CET1 capital, £62 million for total capital and £32 million RWAs (31 December 2021 - £0.6 billion CET1 capital, £0.5 billion total capital and £36 million RWAs). Excluding these adjustments, the CET1 ratio would be 14.1% (31 December 2021 – 17.8%). The transitional relief on grandfathered instruments at 30 June 2022 was £0.2 billion (31 December 2021 - £0.9 billion). Excluding both the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting, the end-point Tier 1 capital ratio would be 16.3% (31 December 2021 – 20.3%) and the end-point Total capital ratio would be 19.3% (31 December 2021 – 23.8%).

NatWest Group – Form 6-K Interim Results 2022	70

Risk and capital management

Capital, liquidity and funding risk continued

Capital and leverage ratios continued

	30 June	31 December
	2022	2021
Leverage	£m	£m
Cash and balances at central banks	179,525	177,757
Trading assets	65,604	59,158
Derivatives	109,342	106,139
Financial assets	412,115	412,817
Other assets	25,705	17,106
Assets of disposal groups	14,187	9,015
Total assets	806,478	781,992
Derivatives
- netting and variation margin	(107,295)	(110,204)
- potential future exposures	20,552	35,035
Securities financing transactions gross up	5,184	1,397
Other off balance sheet items	45,095	44,240
Regulatory deductions and other adjustments	(16,314)	(8,980)
Claims on central banks	(176,163)	(174,148)
Exclusion of bounce back loans	(6,785)	(7,474)
UK leverage exposure	570,752	561,858
UK leverage ratio (%) (1)	5.2	5.9

(1)	The UK leverage exposure is calculated in accordance with the Leverage Ratio (CRR) part of the PRA Rulebook, and transitional Tier 1 capital is calculated in accordance with the PRA Rulebook. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.1% (31 December 2021 – 5.8%).

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the half year ended 30 June 2022. It is being presented on a transitional basis as calculated under the PRA Rulebook Instrument requirements.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2021	28,596	4,446	5,706	38,748
Attributable profit for the period	1,891	—	—	1,891
Directed buyback	(1,212)	—	—	(1,212)
Foreseeable dividends	(2,250)	—	—	(2,250)
Foreign exchange reserve	199	—	—	199
FVOCI reserve	(336)	—	—	(336)
Own credit	(120)	—	—	(120)
Share capital and reserve movements in respect of employee share schemes	64	—	—	64
Goodwill and intangibles deduction	(557)	—	—	(557)
Deferred tax assets	23	—	—	23
Prudential valuation adjustments	(42)	—	—	(42)
End of 2021 transitional relief on grandfathered instruments	—	(571)	(232)	(803)
Net dated subordinated debt instruments	—	—	(605)	(605)
Foreign exchange movements	(254)	—	509	255
Adjustment under IFRS 9 transitional arrangements	(337)	—	—	(337)
Other movements	28	—	(195)	(167)
At 30 June 2022	25,693	3,875	5,183	34,751

-	The CET1 decrease is primarily due to the directed buyback of £1.2 billion, foreseeable dividend accrual of £2.3 billion, a £0.3 billion decrease in the IFRS 9 transitional adjustment, the removal of adjustment for prudential amortisation on software development costs of £0.4 billion, £0.3 billion due to FX loss on retranslation on the redemption of a USD instrument and other reserve movements in the period, partially offset by an attributable profit in the period of £1.9 billion.
-	The AT1 and Tier 2 movements are due to the end of the 2021 transitional relief on grandfathered instruments. In Tier 2 there was also a £0.2 billion decrease in the Tier 2 surplus provisions.

NatWest Group – Form 6-K Interim Results 2022	71

Risk and capital management

Capital, liquidity and funding risk continued

Capital resources

NatWest Group’s regulatory capital is assessed against minimum requirements that are set out under the UK Capital Requirements Regulation to determine the strength of its capital base. This note shows a reconciliation of shareholders’ equity to regulatory capital.

	PRA transitional basis
	30 June	31 December
	2022	2021
	£m	£m
Shareholders' equity (excluding non-controlling interests)
Shareholders' equity	38,617	41,796
Preference shares - equity	—	(494)
Other equity instruments	(3,890)	(3,890)
	34,727	37,412
Regulatory adjustments and deductions
Own credit	(99)	21
Defined benefit pension fund adjustment	(471)	(465)
Cash flow hedging reserve	1,526	395
Deferred tax assets	(738)	(761)
Prudential valuation adjustments	(316)	(274)
Goodwill and other intangible assets	(6,869)	(6,312)
Foreseeable dividends and pension contributions	(2,250)	(1,211)
Foreseeable charges - on-market share buyback programme	(91)	(825)
Adjustment under IFRS 9 transitional arrangements	284	621
Insufficient coverage for non-performing exposures	(10)	(5)
	(9,034)	(8,816)

CET1 capital	25,693	28,596
Additional Tier (AT1) capital
Qualifying instruments and related share premium	3,875	3,875
Qualifying instruments and related share premium to phase out	—	571
AT1 capital	3,875	4,446
Tier 1 capital	29,568	33,042

Qualifying Tier 2 capital
Qualifying instruments and related share premium	4,848	4,935
Qualifying instruments issued by subsidiaries and held by third parties	73	314
Other regulatory adjustments	262	457
Tier 2 capital	5,183	5,706
Total regulatory capital	34,751	38,748

NatWest Group – Form 6-K Interim Results 2022	72

Risk and capital management

Capital, liquidity and funding risk continued

Loss absorbing capital

The following table illustrates the components of estimated loss absorbing capital (LAC) in NatWest Group plc and operating subsidiaries and includes external issuances only. The table is prepared on a transitional basis, including the benefit of regulatory capital instruments issued from operating companies, to the extent they meet the current MREL criteria.

	30 June 2022				31 December 2021
		Balance				Balance
	Par	sheet	Regulatory	LAC	Par	sheet	Regulatory	LAC
	value (1)	value	value (2,5)	value (3)	value	value	value	value
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	25.7	25.7	25.7	25.7	28.6	28.6	28.6	28.6

Tier 1 capital: end-point CRR compliant AT1
of which: NatWest Group plc (holdco)	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9
of which: NatWest Group plc operating subsidiaries (opcos)	—	—	—	—	—	—	—	—
	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9

Tier 1 capital: end-point CRR non-compliant (6)
of which: holdco	—	—	—	—	0.6	0.6	0.5	0.5
of which: opcos	0.1	0.1	—	—	0.1	0.1	—	—
	0.1	0.1	—	—	0.7	0.7	0.5	0.5

Tier 2 capital: end-point CRR compliant
of which: holdco	6.5	6.2	4.7	6.1	7.1	7.1	4.9	6.0
of which: opcos	—	—	—	—	0.3	0.3	—	—
	6.5	6.2	4.7	6.1	7.4	7.4	4.9	6.0

Tier 2 capital: end-point CRR non-compliant (6)
of which: holdco	1.1	1.1	0.1	—	—	—	—	—
of which: opcos	0.6	0.8	0.1	—	0.6	0.9	0.3	0.1
	1.7	1.9	0.2	—	0.6	0.9	0.3	0.1

Senior unsecured debt securities
of which: holdco	22.3	21.7	—	21.0	22.8	23.4	—	22.8
of which: opcos	25.6	22.6	—	—	22.7	22.6	—	—
	47.9	44.3	—	21.0	45.5	46.0	—	22.8

Tier 2 capital:
Other regulatory adjustments	—	—	0.3	0.3	—	—	0.5	0.5
	—	—	0.3	0.3	—	—	0.5	0.5

Total	85.8	82.1	34.8	57.0	86.7	87.5	38.7	62.4

RWAs				179.8				157.0
UK leverage exposure				570.8				561.9

LAC as a ratio of RWAs				31.7%				39.8%
LAC as a ratio of UK leverage exposure				10.0%				11.1%

(1)	Par value reflects the nominal value of securities issued.
(2)	Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation, to the extent they meet the current MREL criteria.
(3)	LAC value reflects NatWest Group’s interpretation of the Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL), published in December 2021 (updating June 2018). MREL policy and requirements remain subject to further potential development, as such NatWest Group’s estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The LAC calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.
(4)	Corresponding shareholders’ equity was £38.6 billion (31 December 2021 - £41.8 billion).
(5)	Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments incudes grandfathered instruments as per the transitional provisions allowed under CRR2 (until 28 June 2025).
(6)	(i) CRR1 non-compliant instruments (2021) - All Tier 1 and Tier 2 instruments that were grandfathered under CRR1 compliance have lost their regulatory value and no longer form part of our regulatory capital resources from 1 January 2022. As at 31 December 2021, these are reported under the "Tier 1 capital: end-point CRR non-compliant" and "Tier 2 capital: end-point CRR non-compliant" categories.

(ii) CRR2 non-compliant instruments (2022) - From January 2022, All Tier 1 and Tier 2 instruments that were grandfathered under CRR2 compliance (until 28 June 2025) are reported under "Tier 1 capital: end-point CRR non-compliant" and "Tier 2 capital: end-point CRR non-compliant" category.

NatWest Group – Form 6-K Interim Results 2022	73

Risk and capital management

Capital, liquidity and funding risk continued

Loss absorbing capital

The following table illustrates the components of the stock of outstanding issuance in NatWest Group plc and its operating subsidiaries including external and internal issuances.

			NatWest					NatWest	NWM	RBS
		NatWest	Holdings	NWB	RBS	UBI	NWM	Markets	Securities	International
		Group plc	Limited	Plc	plc	DAC	Plc	N.V.	Inc.	Limited
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Tier 1 (Inclusive of AT1)	Externally issued	3.9	—	0.1	—	—	—	—	—	—
Tier 1 (Inclusive of AT1)	Internally issued	—	3.7	2.5	1.0	—	0.9	0.2	—	0.3
		3.9	3.7	2.6	1.0	—	0.9	0.2	—	0.3
Tier 2	Externally issued	7.2	—	0.1	—	0.1	0.1	0.5	—	—
Tier 2	Internally issued	—	4.7	3.0	1.5	0.4	1.5	0.1	0.3	—
		7.2	4.7	3.1	1.5	0.5	1.6	0.6	0.3	—
Senior unsecured	Externally issued	21.7	—	—	—	—	—	—	—	—
Senior unsecured	Internally issued	—	11.8	6.5	0.4	0.5	3.1	—	—	—
		21.7	11.8	6.5	0.4	0.5	3.1	—	—	—
Total outstanding issuance		32.8	20.2	12.2	2.9	1.0	5.6	0.8	0.3	0.3

(1)	The balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.
(2)	Balance sheet amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3)	Internal issuance for NWB Plc, RBS plc and UBIDAC represents AT1, Tier 2 or Senior unsecured issuance to NatWest Holdings Limited and for NWM N.V. and NWM SI to NWM Plc.
(4)	Senior unsecured debt does not include CP, CD and short/medium term notes issued from NatWest Group operating subsidiaries.
(5)	Tier 1 (inclusive of AT1) does not include CET1 numbers.

NatWest Group – Form 6-K Interim Results 2022	74

Risk and capital management

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the half year, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2021	120.2	7.9	7.9	21.0	157.0
Foreign exchange movement	1.2	—	—	—	1.2
Business movement	3.7	—	1.0	(1.9)	2.8
Risk parameter changes	(2.8)	—	—	—	(2.8)
Methodology changes	0.2	0.4	—	—	0.6
Model updates	21.4	—	(0.3)	—	21.1
Acquisitions and disposals	(0.1)	—	—	—	(0.1)
At 30 June 2022	143.8	8.3	8.6	19.1	179.8

The table below analyses segmental RWAs.

	Go-forward group
					Total excluding		Total
	Retail	Private	Commercial &	Central items	Ulster Bank	Ulster	NatWest
	Banking	Banking	Institutional	& other	ROI	Bank RoI	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At 31 December 2021	36.7	11.3	98.1	1.8	147.9	9.1	157.0
Foreign exchange movement	—	—	1.0	—	1.0	0.2	1.2
Business movement	2.4	—	1.2	(0.1)	3.5	(0.7)	2.8
Risk parameter changes	(1.4)	—	(1.4)	—	(2.8)	—	(2.8)
Methodology changes	—	—	0.4	—	0.4	0.2	0.6
Model updates	15.3	—	3.7	—	19.0	2.1	21.1
Acquisitions and disposals	—	—	—	—	—	(0.1)	(0.1)
At 30 June 2022	53.0	11.3	103.0	1.7	169.0	10.8	179.8

Credit risk	46.0	10.0	76.3	1.6	133.9	9.9	143.8
Counterparty credit risk	0.2	0.1	8.0	—	8.3	—	8.3
Market risk	0.1	—	8.5	—	8.6	—	8.6
Operational risk	6.7	1.2	10.2	0.1	18.2	0.9	19.1
Total RWAs	53.0	11.3	103.0	1.7	169.0	10.8	179.8

Total RWAs increased by £22.8 billion to £179.8 billion during the period mainly reflecting:

-	Model updates totalling £21.1 billion primarily due to model adjustments applied as a result of new regulation applicable to IRB models from 1 January 2022 within Retail Banking, Commercial & Institutional and Ulster Bank ROI.
-	Business movements totalling £2.8 billion driven by increased credit risk exposures within Retail Banking and Commercial & Institutional, partially offset by a reduction in credit risk exposures within Ulster Bank ROI.
-	There was a partially offsetting decrease of approximately £2.8 billion RWAs due to improved risk metrics within Commercial & Institutional and Retail Banking.

NatWest Group – Form 6-K Interim Results 2022	75

Risk and capital management

Capital, liquidity and funding risk continued

Funding sources

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	30 June 2022			31 December 2021
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Bank deposits
Repos	4,720	—	4,720	7,912	—	7,912
Other bank deposits (1)	7,588	12,554	20,142	5,803	12,564	18,367
	12,308	12,554	24,862	13,715	12,564	26,279
Customer deposits
Repos	19,195	—	19,195	14,541	—	14,541
Non-bank financial institutions	62,291	525	62,816	57,885	67	57,952
Personal	232,686	714	233,400	230,525	829	231,354
Corporate	176,331	333	176,664	175,850	113	175,963
	490,503	1,572	492,075	478,801	1,009	479,810
Trading liabilities (2)
Repos (3)	29,406	—	29,406	19,389	—	19,389
Derivative collateral	18,276	—	18,276	17,718	—	17,718
Other bank customer deposits	442	657	1,099	849	704	1,553
Debt securities in issue - Medium term notes	60	743	803	178	796	974
	48,184	1,400	49,584	38,134	1,500	39,634
Other financial liabilities
Customer deposits	542	—	542	568	—	568
Debt securities in issue:
Commercial papers and certificates of deposit	6,214	127	6,341	9,038	115	9,153
Medium term notes	7,007	30,173	37,180	6,401	29,451	35,852
Covered bonds	775	2,044	2,819	53	2,833	2,886
Securitisation	—	862	862	—	867	867
	14,538	33,206	47,744	16,060	33,266	49,326
Subordinated liabilities	1,804	6,306	8,110	1,375	7,054	8,429
Total funding	567,337	55,038	622,375	548,085	55,393	603,478
Of which: available in resolution (4)			26,173			29,624

(1)	Includes £12.0 billion (31 December 2021 – £12.0 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation.
(2)	Excludes short positions of £24.8 billion (31 December 2021 - £25.0 billion).
(3)	Comprises central & other bank repos of £3.1 billion (31 December 2021 - £0.8 billion), other financial institution repos of £23.4 billion (31 December 2021 - £17.0 billion) and other corporate repos of £2.9 billion (31 December 2021 - £1.6 billion).
(4)	Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in December 2021 (updating June 2018). The balance consists of £20.4 billion (31 December 2021 - £23.4 billion) under debt securities in issue (senior MREL) and £5.8 billion (31 December 2021 - £6.2 billion) under subordinated liabilities.

NatWest Group – Form 6-K Interim Results 2022	76

Risk and capital management

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory LCR categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or internal stressed outflow purposes.

	Liquidity value
	30 June 2022			31 December 2021
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub (3)	Group	Group	Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	176,976	143,463	139,230	174,328	140,562	136,154
AAA to AA- rated governments	18,458	8,656	7,998	31,073	21,710	21,123
A+ and lower rated governments	3	—	—	25	—	—
Government guaranteed issuers, public sector entities and government sponsored entities	236	222	102	307	295	174
International organisations and multilateral development banks	2,589	1,849	1,574	2,720	1,807	1,466
LCR level 1 bonds	21,286	10,727	9,674	34,125	23,812	22,763
LCR level 1 assets	198,262	154,190	148,904	208,453	164,374	158,917
LCR level 2 assets	—	—	—	117	—	—
Non-LCR eligible assets	—	—	—	—	—	—
Primary liquidity	198,262	154,190	148,904	208,570	164,374	158,917
Secondary liquidity (4)	70,186	70,046	69,980	77,849	77,660	76,573
Total liquidity value	268,448	224,236	218,884	286,419	242,034	235,490

(1)	NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2)	NWH Group comprises UK DoLSub & Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)	UK DoLSub comprises NatWest Group’s three licensed deposit-taking UK banks within the ring-fenced bank: NWB Plc, RBS plc and Coutts & Company. Ulster Bank Limited was previously a member of the UK DoLSub and was removed from the UK DoLSub effective 1 January 2022.
(4)	Comprises assets eligible for discounting at the Bank of England and other central banks.
(5)	NatWest Markets Plc liquidity portfolio is reported in the NatWest Markets Plc Company Announcement.

NatWest Group – Form 6-K Interim Results 2022	77

Risk and capital management

Non-traded market risk

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments

-	In the UK, the base rate has risen from 0.25% at 31 December 2021 to 1.25% at 30 June 2022. Market concerns increasingly centred on the speed and extent to which central banks will raise their policy rates and use other monetary policy tightening measures to manage inflation.
-	The five-year sterling swap rate increased to 2.48% at the end of June 2022 from 1.05% at the end of December 2021. The ten-year sterling swap rate also increased, to 2.33% from 0.95%.
-	The structural hedge notional increased by £24 billion from £206 billion to £230 billion, mainly due to increased hedging of higher deposit volumes realised through the pandemic. The structural hedge yield rose over the same period to 0.78% from 0.71% as new hedges were booked at current market rates and maturing hedges were replaced.
-	Sterling weakened against both the US dollar and the euro over the period. Against the dollar, sterling was 1.21 at 30 June 2022 compared to 1.35 at 31 December 2021. Against the euro, it was 1.16 at 30 June 2022 compared to 1.19 at 31 December 2021. Structural foreign currency exposure decreased, in sterling equivalent terms, by £267 million over the period, mainly due to increased hedging of euro exposure.

Non-traded internal VaR (1-day 99%)

The following table shows one-day internal banking book Value-at-Risk (VaR) at a 99% confidence level, split by risk type.

	Half year ended
	30 June 2022				30 June 2021				31 December 2021
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	17.0	37.8	7.6	37.8	11.7	13.0	9.2	12.8	8.4	9.5	6.4	8.6
Credit spread	48.8	86.6	33.4	34.6	103.6	113.5	99.6	99.6	100.9	108.5	92.4	100.9
Structural foreign exchange rate	8.8	10.9	5.4	7.0	11.0	12.8	9.2	12.8	11.9	13.2	10.3	12.0
Equity	18.9	22.2	13.7	18.8	11.3	11.7	11.1	11.7	13.6	14.6	11.6	14.3
Pipeline risk (1)	1.0	2.9	0.3	2.9	0.3	0.4	0.3	0.4	0.7	1.2	0.5	1.2
Diversification (2)	(33.4)			(48.1)	(3.4)			(8.5)	(20.9)			(35.6)
Total	61.1	91.2	52.3	53.0	134.5	147.1	128.8	128.8	114.6	128.3	101.4	101.4

(1)	Pipeline risk is the risk of loss arising from Personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.
(2)	NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.
-	Credit spread VaR decreased in H1 2022 reflecting bond disposals in the period. In addition, the heightened market volatility in March 2020, resulting from the onset of the COVID-19 crisis, dropped out of the rolling window for VaR calculation during H1 2022.
-	The credit spread VaR decrease was the main driver of the reduction in total non-traded VaR.
-	Interest rate VaR rose on an average basis, reflecting an increase in hedging undertaken to reduce the sensitivity of interest income to downward interest rate shocks.
-	The increase in equity VaR reflects the agreement to invest in Permanent TSB as part of the UBIDAC withdrawal strategy.

NatWest Group – Form 6-K Interim Results 2022	78

Risk and capital management

Non-traded market risk continued

Structural hedging

NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages or UK government gilts) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure externally, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and NatWest Group’s capital composition.

The table below shows the total income and total yield, incremental income relative to short-term cash rates, and the period-end and average notional balances allocated to equity and products in respect of the structural hedges managed by NatWest Group.

	Half year ended
	30 June 2022					30 June 2021					31 December 2021
			Period					Period					Period
	Incremental	Total	-end	Average	Total	Incremental	Total	-end	Average	Total	Incremental	Total	-end	Average	Total
	income	income	notional	notional	yield	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity	111	178	20	20	1.77	235	244	23	23	2.13	190	204	21	21	1.96
Product	42	585	182	168	0.70	360	412	146	135	0.61	383	450	161	155	0.58
Other	29	76	28	27	0.57	74	62	21	22	0.56	65	52	24	23	0.45
Total	182	839	230	215	0.78	669	718	190	180	0.80	638	706	206	199	0.71

(1)	Incremental income represents the difference between total income (i.e. hedged income) and an unhedged return that is based on short-term cash rates. For example, the sterling overnight index average (SONIA) is used to estimate incremental income from sterling structural hedges.

Equity structural hedges refer to income allocated primarily to equity and reserves. At 30 June 2022, the equity structural hedge notional was allocated between NWH Group and NWM Plc in a ratio of approximately 83%/17% respectively.

Product structural hedges refer to income allocated to customer products by NWH Group Treasury, mainly current accounts and customer deposits in Commercial & Institutional and Retail Banking. Other structural hedges refer to hedges managed by UBIDAC, Coutts & Co and RBS International legal entities.

At 30 June 2022, approximately 93% by notional of total structural hedges were sterling-denominated.

The following table presents the incremental income associated with product structural hedges at segment level.

	Half year ended
	30 June	30 June	31 December
	2022	2021	2021
	£m	£m	£m
Retail Banking	12	168	178
Commercial & Institutional	30	192	206
Total	42	360	384

-	The increase in the structural hedge notional mainly resulted from hedging of Retail and Commercial deposits.
-	The five-year sterling swap rate rose to 2.48% at 30 June 2022 from 1.05% at 31 December 2021. The ten-year sterling swap rate also rose, to 2.33% from 0.95%. Higher swap rates resulted in the total yield of the structural hedge rising to 0.78% from 0.71% in H1 2022.
-	Despite the increase in total yield, incremental income fell. This reflects the relative stability of the total yield of the structural hedge compared to an unhedged portfolio earning short-term cash rates. Compared to the 7-basis-point increase in the structural hedge total yield, SONIA increased 100 basis points to 1.19% at 30 June 2022 from 0.19% at 31 December 2021.

NatWest Group – Form 6-K Interim Results 2022	79

Risk and capital management

Non-traded market risk continued

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates.

Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate. A simple scenario is shown that projects forward earnings based on the 30 June 2022 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

Three-year 25 basis point sensitivity table

The table below shows the sensitivity of net interest earnings - for both structural hedges and managed rate accounts - on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points.

In the upward rate scenarios, yield curves were assumed to move in parallel. The downward rate scenarios allow interest rates to fall to negative rates. At 30 June 2022, negative rates affected only euro earnings sensitivity.

	+25 basis points upward shift			-25 basis points downward shift
	Year 1	Year 2 (1)	Year 3 (1)	Year 1	Year 2 (1)	Year 3 (1)
30 June 2022	£m	£m	£m	£m	£m	£m
Structural hedges	45	150	253	(45)	(150)	(253)
Managed margin	231	227	223	(219)	(205)	(227)
Total	276	377	476	(264)	(355)	(480)
31 December 2021
Structural hedges	40	132	224	(40)	(132)	(224)
Managed margin	269	203	239	(245)	(199)	(177)
Total	309	335	463	(285)	(331)	(401)

(1)	Earnings sensitivity considers only the main drivers, namely structural hedging and margin management.
(2)	Following a change in the basis of preparation of this table, it now excludes UBIDAC. Including UBIDAC would increase Year 1 sensitivity by 4.5%.

The following table analyses the one-year scenarios by currency and, in addition, shows the impact over one year of a 100-basis-point upward shift in all interest rates.

	Shifts in yield curve
	30 June 2022			31 December 2021
	+25 basis	-25 basis	+100 basis	+25 basis	-25 basis	+100 basis
	points	points	points	points	points	points
	£m	£m	£m	£m	£m	£m
Euro	7	6	47	7	15	64
Sterling	255	(253)	980	260	(265)	950
US dollar	13	(16)	56	40	(33)	143
Other	1	(1)	6	2	(2)	11
Total	276	(264)	1,089	309	(285)	1,168

(1) Following a change in the basis of preparation of this table, it now excludes UBIDAC.

NatWest Group – Form 6-K Interim Results 2022	80

Risk and capital management

Non-traded market risk continued

Foreign exchange risk

The table below shows structural foreign currency exposures.

			Structural
	Net		foreign currency		Residual
	investments	Net	exposures		structural
	in foreign	investment	pre-economic	Economic	foreign currency
	operations	hedges	hedges	hedges (1)	exposures
30 June 2022	£m	£m	£m	£m	£m
US dollar	1,332	(206)	1,126	(1,126)	—
Euro	7,051	(3,898)	3,153	—	3,153
Other non-sterling	1,011	(420)	591	—	591
Total	9,394	(4,524)	4,870	(1,126)	3,744

31 December 2021
US dollar	1,275	(260)	1,015	(1,015)	—
Euro	6,222	(2,669)	3,553	—	3,553
Other non-sterling	990	(421)	569	—	569
Total	8,487	(3,350)	5,137	(1,015)	4,122

(1)	Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.
-	The increase in net investments in foreign operations resulted from increased investment in European operations. Sterling weakening against other currencies over the period also contributed to the increase.
-	The increase in net investment hedges notably reflected increased hedging of European operations as well as the sterling weakening.
-	Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.2 billion in equity respectively.

NatWest Group – Form 6-K Interim Results 2022	81

Risk and capital management

Traded market risk

Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.

Traded VaR (1-day 99%)

The table below shows one-day internal value-at-risk (VaR) for NatWest Group’s trading portfolios, split by exposure type.

	Half year ended
	30 June 2022				30 June 2021				31 December 2021
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	7.4	12.6	4.1	6.0	11.3	19.0	4.5	17.4	9.6	25.3	4.7	8.9
Credit spread	8.5	12.0	6.5	6.9	11.0	13.4	9.4	11.2	11.6	13.2	10.0	10.7
Currency	2.8	8.0	1.2	2.3	3.9	9.4	2.0	2.4	3.0	8.6	1.7	2.2
Equity	0.1	0.3	—	—	0.5	0.8	0.2	0.2	0.2	0.5	—	0.2
Commodity	—	—	—	—	0.2	0.5	—	—	—	0.1	—	—
Diversification (1)	(8.3)			(6.0)	(13.5)			(15.5)	(11.1)			(10.5)
Total	10.5	15.1	7.2	9.2	13.4	23.9	9.5	15.7	13.3	21.1	9.3	11.5

(1)	NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.
-	The decrease in average interest rate VaR, compared to both H1 2021 and H2 2021, reflected a reduction in tenor basis risk in sterling flow trading. This followed a regulator-approved update to the VaR model, which was applied in Q3 2021 to address the impact of the transition from LIBOR to alternative risk-free rates.
-	Average credit spread VaR also declined because the heightened market volatility in March 2020, resulting from the onset of the COVID-19 crisis, dropped out of the rolling window for VaR calculation during H1 2022.

NatWest Group – Form 6-K Interim Results 2022	82

Risk and capital management

Other risks

Operational risk

Risk management continued to focus on delivering strong operational resilience and a robust supply chain, with particular emphasis on internal change programmes aimed at enhancing customer experience, ensuring NatWest Group’s operations and external suppliers continue to be resilient against disruption and developing technology solutions to mitigate operational risks.

The security threat and the potential for cyber-attacks on NatWest Group and its supply chain continued to be closely monitored and timely remediation of any identified control gaps. NatWest Group continued to focus heavily on its defences during the reporting period as well as on the security of its supply chain.

Conduct & compliance risk

The impact of the cost of living challenge remained a key priority for the conduct and regulatory compliance agenda. NatWest Group continues to review forbearance and treatment for customers, recognising differing needs and support required where appropriate to provide good outcomes for all.

There was continued oversight of delivery of the mandatory and regulatory change programmes, with a particular focus on the impact of proposed regulation to enhance customer care.

In addition, there was a sustained emphasis on compliance with the UK’s ring-fencing legislation as NatWest Group continued to review and update organisational designs to best serve its customers.

Climate risk

NatWest Group continued to embed climate considerations within its risk management framework throughout the reporting period, with work focused on making iterative advancements in capabilities towards quantitative techniques in risk assessment.

Particular attention continues to be paid to developing a NatWest Group transition plan for which the identification, assessment and management of transition risk is a critical component.

NatWest Group has also continued to develop its data, modelling and scenario analysis capabilities to support the assessment of customers’ physical and transition risks.

The Bank of England’s findings following its Climate Biennial Exploratory Scenario – in which NatWest Group participated - were released to the industry in Q2 2022. These provided helpful insights for the continued maturing of NatWest Group’s climate risk activity for H2 2022 and beyond; NatWest Group will seek alignment with the ‘observed examples of good practice’ published by the Bank of England as appropriate.

NatWest Group – Form 6-K Interim Results 2022	83

Condensed consolidated income statement for the period ended 30 June 2022 (unaudited)

	Half year ended
	30 June		30 June
	2022		2021
	£m		£m
Interest receivable	5,250		4,610
Interest payable	(916)		(866)
Net interest income	4,334		3,744
Fees and commissions receivable	1,424		1,304
Fees and commissions payable	(300)		(285)
Income from trading activities	709		231
Other operating income	52		147
Non-interest income	1,885		1,397
Total income	6,219		5,141
Staff costs	(1,808)		(1,880)
Premises and equipment	(534)		(502)
Other administrative expenses	(898)		(703)
Depreciation and amortisation	(413)		(414)
Operating expenses	(3,653)		(3,499)
Profit before impairment releases	2,566		1,642
Impairment releases	54		683
Operating profit before tax	2,620		2,325
Tax charge	(795)		(432)
Profit from continuing operations	1,825		1,893
Profit from discontinued operations, net of tax	190		177
Profit for the period	2,015		2,070
Attributable to:
Ordinary shareholders	1,891		1,842
Preference shareholders	—		9
Paid-in equity holders	121		178
Non-controlling interests	3		41
	2,015		2,070
Earnings per ordinary share - continuing operations	15.7	p	14.1	p
Earnings per ordinary share - discontinued operations	1.7	p	1.5	p
Total earnings per share attributable to ordinary shareholders - basic	17.4	p	15.6	p
Earnings per ordinary share - fully diluted continuing operations	15.6	p	14.0	p
Earnings per ordinary share - fully diluted discontinued operations	1.7	p	1.5	p
Total earnings per share attributable to ordinary shareholders - fully diluted	17.3	p	15.5	p

NatWest Group – Form 6-K Interim Results 2022	84

Condensed consolidated statement of comprehensive income for the period ended 30 June 2022 (unaudited)

	Half year ended
	30 June	30 June
	2022	2021
	£m	£m
Profit for the period	2,015	2,070

Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes (1)	(517)	(734)
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss
(FVTPL) due to own credit risk	91	(25)
Fair value through other comprehensive income (FVOCI) financial assets	3	8
Tax	123	182
	(300)	(569)
Items that do qualify for reclassification
FVOCI financial assets	(458)	(145)
Cash flow hedges	(1,557)	(365)
Currency translation	185	(288)
Tax	566	65
	(1,264)	(733)
Other comprehensive losses after tax	(1,564)	(1,302)
Total comprehensive income for the period	451	768
Attributable to:
Ordinary shareholders	327	535
Preference shareholders	—	9
Paid-in equity holders	121	178
Non-controlling interests	3	46
	451	768

(1)	Following the purchase of ordinary shares from UKGI in March 2021, NatWest Group contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million. In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the interim reporting period are assessed to identity significant market fluctuations and one-off events since the end of the prior financial year.

NatWest Group – Form 6-K Interim Results 2022	85

Condensed consolidated balance sheet as at 30 June 2022 (unaudited)

	30 June	31 December
	2022	2021
	£m	£m
Assets
Cash and balances at central banks	179,525	177,757
Trading assets	65,604	59,158
Derivatives	109,342	106,139
Settlement balances	10,294	2,141
Loans to banks - amortised cost	10,668	7,682
Loans to customers - amortised cost	362,551	358,990
Other financial assets	38,896	46,145
Intangible assets	6,869	6,723
Other assets	8,542	8,242
Assets of disposal groups	14,187	9,015
Total assets	806,478	781,992
Liabilities
Bank deposits	24,862	26,279
Customer deposits	492,075	479,810
Settlement balances	9,779	2,068
Trading liabilities	74,345	64,598
Derivatives	102,719	100,835
Other financial liabilities	47,744	49,326
Subordinated liabilities	8,110	8,429
Notes in circulation	2,947	3,047
Other liabilities	5,270	5,797
Total liabilities	767,851	740,189
Equity
Ordinary shareholders' interests	34,727	37,412
Other owners' interests	3,890	4,384
Owners’ equity	38,617	41,796
Non-controlling interests	10	7
Total equity	38,627	41,803
Total liabilities and equity	806,478	781,992

NatWest Group – Form 6-K Interim Results 2022	86

Condensed consolidated statement of changes in equity for the period ended 30 June 2022 (unaudited)

	Half year ended
	30 June	30 June
	2022	2021
	£m	£m
Called-up share capital - at beginning of period	11,468	12,129
Ordinary shares issued	—	38
Share cancellation (1,4)	(885)	(391)
At end of period	10,583	11,776
Paid-in equity - at beginning of period	3,890	4,999
Securities issued during the period (2)	—	937
At end of period	3,890	5,936
Share premium account - at beginning of period	1,161	1,111
Ordinary shares issued	—	50
At end of period	1,161	1,161
Merger reserve - at beginning and end of period	10,881	10,881
FVOCI reserve - at beginning of period	269	360
Unrealised losses	(444)	(113)
Realised gains	(17)	(23)
Tax	125	15
At end of period	(67)	239
Cash flow hedging reserve - at beginning of period	(395)	229
Amount recognised in equity	(1,386)	(323)
Amount transferred from equity to earnings	(171)	(42)
Tax	426	59
At end of period	(1,526)	(77)
Foreign exchange reserve - at beginning of period	1,205	1,608
Retranslation of net assets	307	(336)
Foreign currency (losses)/gains on hedges of net assets	(122)	43
Tax	14	(11)
At end of period	1,404	1,304
Capital redemption reserve - at beginning of period	722	—
Share cancellation (1,4)	885	390
Redemption of preference shares	—	24
At end of period	1,607	414

Retained earnings - at beginning of period	12,966	12,567
Profit attributable to ordinary shareholders and other equity owners
- continuing	1,822	1,855
- discontinued	190	174
Equity preference dividends paid	—	(9)
Paid-in equity dividends paid	(121)	(178)
Ordinary dividends paid	(841)	(347)
Shares repurchased during the year (1,4)	(1,958)	(748)
Redemption of preference shares (5)	(750)	(24)
Tax on redemption/reclassification of paid-in equity	(21)	—
Realised losses/(gains) in period on FVOCI equity shares	6	(1)
Remeasurement of the retirement benefit schemes (3)
- gross	(517)	(734)
- tax	133	182
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss
- gross	91	(25)
- tax	(9)	2
Shares issued under employee share schemes	5	—
Share-based payments	(33)	(82)
At end of period	10,963	12,632

NatWest Group – Form 6-K Interim Results 2022	87

Condensed consolidated statement of changes in equity for the period ended 30 June 2022 continued (unaudited)

	Half year ended
	30 June	30 June
	2022	2021
	£m	£m
Own shares held - at beginning of period	(371)	(24)
Shares issued under employee share schemes	92	17
Own shares acquired	—	(384)
At end of period	(279)	(391)
Owners' equity at end of period	38,617	43,875
Non-controlling interests - at beginning of period	7	(36)
Currency translation adjustments and other movements	—	5
Profit attributable to non-controlling interests	3	41
At end of period	10	10
Total equity at end of period	38,627	43,885
Attributable to:
Ordinary shareholders	34,727	37,445
Preference shareholders	—	494
Paid-in equity holders	3,890	5,936
Non-controlling interests	10	10
	38,627	43,885

(1)	In March 2022, there was an agreement with HM Treasury to buy 549.9 million ordinary shares in the Company from UK Government Investments Ltd (UKGI), at 220.5p per share for the total consideration of £1.22 billion. NatWest Group cancelled 549.9 million of the purchased ordinary shares. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(2)	In June 2021, AT1 capital notes totalling US$750 million less fees were issued.
(3)	Following the purchase of ordinary shares from UKGI in Q1 2022, NatWest Group contributed £500 million (2021 - £500 million) to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million (2021 - £354 million). In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the interim reporting period, are assessed to identity significant market fluctuations and one-off events since the end of the prior financial year.
(4)	NatWest Group plc repurchased and cancelled 345.6 million shares for total consideration of £756.7 million excluding fees in H1 2022, as part of the On Market Share Buyback Programme. Of the 345.6 million shares bought back, 10.7 million shares were settled and cancelled in July 2022. The nominal value of the share cancellations has been transferred to the capital redemption reserve.
(5)	Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in P&L reserves due to FX unlocking.

NatWest Group – Form 6-K Interim Results 2022	88

Condensed consolidated cash flow statement for the period ended 30 June 2022 (unaudited)

	Half year ended
	30 June	30 June
	2022	2021
	£m	£m
Operating activities
Operating profit before tax from continuing operations	2,620	2,325
Operating profit before tax from discontinued operations	190	180
Adjustments for non-cash items	355	2,635
Net cash flows from trading activities	3,165	5,140
Changes in operating assets and liabilities	7,966	25,745
Net cash flows from operating activities before tax	11,131	30,885
Income taxes paid	(575)	(259)
Net cash flows from operating activities	10,556	30,626
Net cash flows from investing activities	5,713	(790)
Net cash flows from financing activities	(6,970)	(359)
Effects of exchange rate changes on cash and cash equivalents	2,224	(1,935)
Net increase in cash and cash equivalents	11,523	27,542
Cash and cash equivalents at beginning of period	190,706	139,199
Cash and cash equivalents at end of period	202,229	166,741

NatWest Group – Form 6-K Interim Results 2022	89

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements are set out on pages 84 to 110 and the Risk and capital management section on pages 24 to 83. The directors have prepared these on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved and in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the UK and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority. They should be read in conjunction with NatWest Group plc’s 2021 Annual Report on Form 20-F.

Comparative period results have been re-presented from those previously published to reclassify certain items as discontinued operations. For further details refer to Note 8 on page 95.

2. Accounting policies

NatWest Group’s principal accounting policies are as set out on pages 36 to 42 of NatWest Group plc’s 2021 Annual Report on Form 20-F Amendments to IFRS effective from 1 January 2022 had no material effect on the condensed consolidated financial statements.

Critical accounting policies and key sources of estimation uncertainty

The judgments and assumptions that are considered to be the most important to the portrayal of NatWest Group’s financial condition are those relating to deferred tax, fair value of financial instruments, loan impairment provisions, goodwill and provisions for liabilities and charges. These critical accounting policies and judgments are noted on page 42 of NatWest Group plc’s 2021 Annual Report on Form 20-F. Management’s consideration of uncertainty is outlined in the relevant sections of NatWest Group plc’s 2021 Annual Report on Form 20-F, including the ECL estimate for the period in the Risk and capital management section contained in NatWest Group plc’s 2021 Annual Report on Form 20-F.

Information used for significant estimates

Key financial estimates are based on management's latest five-year revenue and cost forecasts. Measurement of goodwill, deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Changes in judgments and assumptions could result in a material adjustment to those estimates in future reporting periods. (Refer to the Summary Risk Factors on page 111 which should be read in conjunction with the Risk factors included in NatWest Group plc’s 2021 Annual Report on Form 20-F).

NatWest Group – Form 6-K Interim Results 2022	90

Notes

3. Net interest income

	Half year ended
	30 June	30 June
	2022	2021
Continuing operations	£m	£m
Loans to customers - amortised cost	4,483	4,261
Loans to banks - amortised cost	582	217
Other financial assets	185	132
Interest receivable	5,250	4,610
Deposits by banks	157	99
Customer deposits	179	319
Other financial liabilities	433	314
Subordinated liabilities	141	130
Internal funding of trading businesses	6	4
Interest payable	916	866
Net interest income	4,334	3,744

4. Non-interest income

	Half year ended
	30 June	30 June
	2022	2021
Continuing operations	£m	£m
Net fees and commissions (1)	1,124	1,019
Foreign exchange	258	183
Interest rate	416	(6)
Credit	33	54
Equity, commodities and other	2	—
Income from trading activities	709	231
Loss on redemption of own debt	(24)	(138)
Operating lease and other rental income	114	108
Changes in fair value of financial liabilities designated at fair value through profit or loss (2)	21	(4)
Hedge ineffectiveness	(22)	13
Loss on disposal of amortised cost assets	(16)	(6)
Profit on disposal of fair value through other comprehensive income assets	10	24
Share of profit of associated entities	(20)	129
Other income (3)	(11)	21
Other operating income	52	147
Non-interest income	1,885	1,397

(1)	Refer to Note 6 for further analysis.
(2)	Includes related derivatives.
(3)Includes income from activities other than banking.

5. Operating expenses

	Half year ended
	30 June	30 June
	2022	2021
Continuing operations	£m	£m

Salaries	1,103	1,172
Bonus awards	195	142
Temporary and contract costs	116	114
Social security costs	163	150
Pension costs	184	177
- defined benefit schemes	108	110
- defined contribution schemes	76	67
Other	47	125
Staff costs	1,808	1,880
Premises and equipment	534	502
Depreciation and amortisation	413	414
Other administrative expenses	898	703
Administrative expenses	1,845	1,619
Operating expenses	3,653	3,499

NatWest Group – Form 6-K Interim Results 2022	91

Notes

6. Segmental analysis

On 27 January 2022, NatWest Group announced that a new franchise, Commercial & Institutional, would be created, bringing together the Commercial, NatWest Markets and RBSI businesses to form a single franchise, with common management and objectives, to best support our customers across the full non-personal customer lifecycle. Comparatives have been re-presented. The re-presentation of operating segments does not change the consolidated financial results of NatWest Group.

The business is organised into the following reportable segments: Retail Banking, Private Banking, Commercial & Institutional, Central items & other and Ulster Bank RoI.

Analysis of operating profit/(loss) before tax

The following tables provide a segmental analysis of operating profit/(loss) before tax by the main income statement captions.

	Go-forward group
					Total
				Central	excluding	Ulster
	Retail	Private	Commercial &	items &	Ulster	Bank
	Banking	Banking	Institutional	other	Bank RoI	RoI	Total
Half year ended 30 June 2022	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Net interest income	2,340	315	1,764	(91)	4,328	6	4,334
Net fees and commissions	219	131	753	7	1,110	14	1,124
Other non-interest income	(5)	15	420	318	748	13	761
Total income	2,554	461	2,937	234	6,186	33	6,219
Depreciation and amortisation	—	—	(82)	(331)	(413)	—	(413)
Other operating expenses	(1,242)	(285)	(1,738)	279	(2,986)	(254)	(3,240)
Impairment (losses)/releases	(26)	11	59	2	46	8	54
Operating profit/(loss)	1,286	187	1,176	184	2,833	(213)	2,620

Half year ended 30 June 2021
Continuing operations
Net interest income	1,976	232	1,487	34	3,729	15	3,744
Net fees and commissions	173	124	702	(10)	989	30	1,019
Other non-interest income	1	12	285	60	358	20	378
Total income	2,150	368	2,474	84	5,076	65	5,141
Depreciation and amortisation	—	—	(85)	(329)	(414)	—	(414)
Other operating expenses	(1,187)	(249)	(1,739)	329	(2,846)	(239)	(3,085)
Impairment releases/(losses)	57	27	613	(1)	696	(13)	683
Operating profit/(loss)	1,020	146	1,263	83	2,512	(187)	2,325

Total revenue(1)

	Go-forward group
					Total
				Central	excluding	Ulster
	Retail	Private	Commercial &	items &	Ulster	Bank
	Banking	Banking	Institutional	other	Bank RoI	RoI	Total
Half year ended 30 June 2022	£m	£m	£m	£m	£m	£m	£m
Continuing operations
External	2,766	407	3,020	1,167	7,360	75	7,435
Inter-segmental	—	106	76	(182)	—	—	—
Total	2,766	513	3,096	985	7,360	75	7,435

Half year ended 30 June 2021
Continuing operations
External	2,667	358	2,662	508	6,195	97	6,292
Inter-segmental	14	60	63	(137)	—	—	—
Total	2,681	418	2,725	371	6,195	97	6,292

(1)	Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.

NatWest Group – Form 6-K Interim Results 2022	92

Notes

6. Segmental analysis continued

Analysis of net fees and commissions

	Go-forward group
					Total
				Central	excluding	Ulster
	Retail	Private	Commercial &	items &	Ulster	Bank
	Banking	Banking	Institutional	other	Bank RoI	RoI	Total
Half year ended 30 June 2022	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Fees and commissions receivable
- Payment services	152	17	308	—	477	26	503
- Credit and debit card fees	203	8	102	—	313	10	323
- Lending and financing	8	4	327	—	339	1	340
- Brokerage	27	3	21	—	51	—	51
- Investment management, trustee and fiduciary services	1	114	22	—	137	—	137
- Underwriting fees	—	—	65	—	65	—	65
- Other	—	—	56	(51)	5	—	5
Total	391	146	901	(51)	1,387	37	1,424

Fees and commissions payable	(172)	(15)	(148)	58	(277)	(23)	(300)
Net fees and commissions	219	131	753	7	1,110	14	1,124

Half year ended 30 June 2021
Continuing operations
Fees and commissions receivable
- Payment services	145	16	271	—	432	26	458
- Credit and debit card fees	149	4	70	—	223	8	231
- Lending and financing	6	4	304	—	314	1	315
- Brokerage	32	3	25	—	60	—	60
- Investment management, trustee and fiduciary services	1	113	22	—	136	1	137
- Underwriting fees	—	—	77	—	77	—	77
- Other	—	16	66	(56)	26	—	26
Total	333	156	835	(56)	1,268	36	1,304

Fees and commissions payable	(160)	(32)	(133)	46	(279)	(6)	(285)
Net fees and commissions	173	124	702	(10)	989	30	1,019

Total assets and liabilities

	Go-forward group
					Total
				Central	excluding	Ulster
	Retail	Private	Commercial &	items &	Ulster	Bank
	Banking	Banking	Institutional	other	Bank RoI	RoI	Total
30 June 2022	£m	£m	£m	£m	£m	£m	£m
Assets	216,174	30,045	451,530	87,050	784,799	21,679	806,478
Liabilities	194,182	41,720	441,393	74,359	751,654	16,197	767,851

31 December 2021
Assets	209,973	29,854	425,718	93,614	759,159	22,833	781,992
Liabilities	192,715	39,388	411,757	77,308	721,168	19,021	740,189

NatWest Group – Form 6-K Interim Results 2022	93

Notes

7. Tax

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 19% (2021 - 19%), as analysed below:

	Half year ended
	30 June	30 June
	2022	2021
Continuing operations	£m	£m
Profit before tax	2,620	2,325
Expected tax charge	(498)	(442)
Losses and temporary differences in period where no deferred tax assets recognised	(51)	(28)
Foreign profits taxed at other rates	(39)	(8)
Items not allowed for tax:
- losses on disposals and write-downs	(4)	(3)
- UK bank levy	(9)	(11)
- regulatory and legal actions	(13)	3
- other disallowable items	(12)	(10)
Non-taxable items	8	25
Taxable foreign exchange movements	(7)	—
Losses bought forward and utilised	—	6
Increase/(decrease) in the carrying value of deferred tax assets in respect of:
- UK losses	10	(5)
- Ireland losses	(1)	(32)
Banking surcharge	(207)	(173)
Tax on paid-in equity	22	32
UK tax rate change impact	(31)	206
Adjustments in respect of prior periods	37	8
Actual tax charge	(795)	(432)

At 30 June 2022, NatWest Group has recognised a deferred tax asset of £1,637 million (31 December 2021 - £1,195 million) and a deferred tax liability of £286 million (31 December 2021 - £359 million). These amounts include deferred tax assets recognised in respect of trading losses of £801 million (31 December 2021 - £899 million). NatWest Group has considered the carrying value of these assets as at 30 June 2022 and concluded that they are recoverable.

It was announced in the UK Government’s Budget on 27 October 2021 that the UK banking surcharge will decrease from 8% to 3% from 1 April 2023. This legislative change was substantively enacted on 2 February 2022. NatWest Group’s closing deferred tax assets and liabilities have therefore been recalculated taking into account this change of rate and the applicable period the deferred tax assets and liabilities are expected to crystallise.

NatWest Group – Form 6-K Interim Results 2022	94

Notes

8. Discontinued operations and assets and liabilities of disposal groups

Three legally binding agreements for the sale of UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland:

On 28 June 2021 NatWest Group announced it had agreed a binding sale agreement with Allied Irish Banks, p.l.c. for the transfer of c.€4.2 billion (plus up to €2.8 billion of undrawn exposures), of gross performing commercial loans as well as those c.280 colleagues who are wholly or mainly assigned to supporting that part of the business, with the final number of roles to be confirmed as the deal completes. On 28 April 2022, approval was received from the Irish competition authority (the CCPC) in relation to this sale, which is expected to be completed in a series of transactions during 2022 and H1 2023.

On 17 December 2021 NatWest Group signed a legally binding agreement with Permanent TSB p.l.c. (PTSB) for the sale of approximately €7.6bn of gross performing non-tracker mortgages (as at 30 June 2021), the performing loans in the micro-SME business; the UBIDAC Asset Finance business, including its Lombard digital platform, and 25 Ulster Bank branch locations in the Republic of Ireland. The majority of loans are expected to transfer by Q4 2022. As part of the transaction it is anticipated that c.450 colleagues will have the right to transfer under the TUPE regulations, with the final number of roles to be confirmed as the deal completes. On 22 July 2022, confirmation was received from the CCPC that it had cleared this sale. Shareholders of PTSB’s holding company have also approved this transaction.

On 1 June 2022 a legally binding agreement was reached with Allied Irish Banks, p.l.c. for the sale of c. €6 billion portfolio of gross performing tracker and linked mortgages. Completion of this sale, which is subject to obtaining any relevant regulatory approvals and satisfying the conditions of the legally binding agreement, is expected to occur in Q2 2023.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group at 30 June 2022. Comparatives have been re-presented from those previously published to reclassify certain items as discontinued operations. The Ulster Bank RoI operating segment continues to be reported separately and reflects the results and balance sheet position of its continuing operations.

NatWest Group – Form 6-K Interim Results 2022	95

Notes

8. Discontinued operations and assets and liabilities of disposal groups continued

Further to the announced sales of the majority of mortgage loans held, in June 2022 UBIDAC announced the cessation of new mortgage business to its customers. This decision represents a change to the IFRS9 business model on mortgage financial assets in UBIDAC. We will reclassify these assets to fair value through profit and loss from 1 July 2022 as required by IFRS9. We anticipate a c.€350 million reduction in mortgage financial assets moving from an amortised cost basis to a fair value basis. This reclassification applies to all mortgage financial assets in UBIDAC across both our continuing and discontinued operations.

(a)	Profit from discontinued operations, net of tax

	30 June	30 June
	2022	2021
	£m	£m
Interest receivable	156	172
Net interest income	156	172
Non-interest income	(4)	6
Total income	152	178
Operating expenses	(24)	(22)
Profit before impairment releases	128	156
Impairment releases	62	24
Operating profit before tax	190	180
Tax charge	—	(3)
Profit from discontinued operations, net of tax	190	177

(b)	Assets and liabilities of disposal groups

	30 June	31 December
	2022	2021
	£m	£m
Assets of disposal groups
Loans to customers - amortised cost	14,178	9,002
Derivatives	1	5
Other assets	8	8
	14,187	9,015

Liabilities of disposal groups
Other liabilities	8	5
	8	5

Net assets of disposal groups	14,179	9,010

(c)	Operating cash flows attributable to discontinued operations

	30 June	30 June
	2022	2021
	£m	£m
Net cash flows from operating activities	402	857
Net cash flows from investing activities	150	—
Net increase in cash and cash equivalents	552	857

NatWest Group – Form 6-K Interim Results 2022	96

Notes

9. Financial instruments - classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

			Amortised	Other
	MFVTPL	FVOCI	cost	assets	Total
Assets	£m	£m	£m	£m	£m
Cash and balances at central banks			179,525		179,525
Trading assets	65,604				65,604
Derivatives (1)	109,342				109,342
Settlement balances			10,294		10,294
Loans to banks - amortised cost			10,668		10,668
Loans to customers - amortised cost (2)			362,551		362,551
Other financial assets	242	26,691	11,963		38,896
Intangible assets				6,869	6,869
Other assets				8,542	8,542
Assets of disposal groups				14,187	14,187
30 June 2022	175,188	26,691	575,001	29,598	806,478

Cash and balances at central banks			177,757		177,757
Trading assets	59,158				59,158
Derivatives (1)	106,139				106,139
Settlement balances			2,141		2,141
Loans to banks - amortised cost			7,682		7,682
Loans to customers - amortised cost (2)			358,990		358,990
Other financial assets	317	37,266	8,562		46,145
Intangible assets				6,723	6,723
Other assets				8,242	8,242
Assets of disposal groups				9,015	9,015
31 December 2021	165,614	37,266	555,132	23,980	781,992

	Held-for-		Amortised	Other
	trading	DFV	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits			24,862		24,862
Customer deposits			492,075		492,075
Settlement balances			9,779		9,779
Trading liabilities	74,345				74,345
Derivatives (1)	102,719				102,719
Other financial liabilities		1,779	45,965		47,744
Subordinated liabilities		340	7,770		8,110
Notes in circulation			2,947		2,947
Other liabilities (3)			1,275	3,995	5,270
30 June 2022	177,064	2,119	584,673	3,995	767,851

Bank deposits			26,279		26,279
Customer deposits			479,810		479,810
Settlement balances			2,068		2,068
Trading liabilities	64,598				64,598
Derivatives (1)	100,835				100,835
Other financial liabilities		1,671	47,655		49,326
Subordinated liabilities		703	7,726		8,429
Notes in circulation			3,047		3,047
Other liabilities (3)			1,356	4,441	5,797
31 December 2021	165,433	2,374	567,941	4,441	740,189

(1)	Includes net hedging derivatives assets of £136 million (31 December 2021 - £44 million) and net hedging derivatives liabilities of £166 million (31 December 2021 - £120 million).
(2)	Includes finance lease receivables of £8,113 million (31 December 2021 - £8,531 million).
(3)	Includes lease liabilities of £1,189 million (31 December 2021 - £1,263 million) in amortised cost.

NatWest Group – Form 6-K Interim Results 2022	97

Notes

9. Financial instruments - classification continued

	30 June	31 December
	2022	2021
	£m	£m
Reverse repos
Trading assets	25,893	20,742
Loans to banks - amortised cost	8	189
Loans to customers - amortised cost	25,084	25,962

Repos
Bank deposits	4,720	7,912
Customer deposits	19,195	14,541
Trading liabilities	29,406	19,389

NatWest Group – Form 6-K Interim Results 2022	98

Notes

9. Financial instruments - valuation

Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the NatWest Group plc 2021 Annual Report on Form 20-F. Valuation, sensitivity methodologies and inputs at 30 June 2022 are consistent with those described in Note 11 to the NatWest Group plc 2021 Annual Report on Form 20-F.

Fair value hierarchy

The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgment and hence carry the most significant price uncertainty.

	30 June 2022				31 December 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	—	40,722	642	41,364	—	33,482	721	34,203
Securities	20,032	4,206	2	24,240	19,563	5,371	21	24,955
Derivatives	—	108,349	993	109,342	—	105,222	917	106,139
Other financial assets
Loans	—	111	230	341	—	359	207	566
Securities	18,879	7,521	192	26,592	28,880	7,951	186	37,017
Total financial assets held at fair value	38,911	160,909	2,059	201,879	48,443	152,385	2,052	202,880
As a % of total fair value assets	19%	80%	1%		24%	75%	1%

Liabilities
Trading liabilities
Deposits	—	48,780	1	48,781	—	38,658	2	38,660
Debt securities in issue	—	801	2	803	—	974	—	974
Short positions	22,022	2,738	1	24,761	20,507	4,456	1	24,964
Derivatives	—	101,972	747	102,719	—	100,229	606	100,835
Other financial liabilities
Debt securities in issue	—	1,237	—	1,237	—	1,103	—	1,103
Other deposits	—	542	—	542	—	568	—	568
Subordinated liabilities	—	340	—	340	—	703	—	703
Total financial liabilities held at fair value	22,022	156,410	751	179,183	20,507	146,691	609	167,807
As a % of total fair value liabilities	12%	88%	0%		12%	88%	0%

(1)	Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.

Level 2 - Instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including CLOs, most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.

Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(3)	For an analysis of debt securities held at mandatorily fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk.

Valuation adjustments

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below. For further information refer to the descriptions of valuation adjustments within ‘Financial instruments – valuation’ on page 70 of the NatWest Group plc 2021 Annual Report on Form 20-F.

	30 June	31 December
	2022	2021
	£m	£m
Funding – FVA	121	90
Credit - CVA	365	390
Bid - Offer	120	113
Product and deal specific	128	119
	734	712

-	Valuation reserves comprising of credit valuation adjustments (CVA), funding valuation adjustment (FVA), bid-offer and product and deal specific reserves, increased to £734 million at 30 June 2022 (31 December 2021 – £712 million).
-	The net increase in FVA was driven by a net increase in the underlying derivative exposure, driven by an increase in interest rates. The increase in bid-offer was driven by an increase in risk and wider bid-offer spreads. The decrease in CVA was driven by a reduction in exposures, primarily due to increases in interest rates and trade exit activity, partially offset by the net impact of credit spreads widening and specific counterparty activity.

NatWest Group – Form 6-K Interim Results 2022	99

Notes

9. Financial instruments – valuation continued

Level 3 sensitivities

The table below shows the high and low range of fair value of the level 3 assets and liabilities.

	30 June 2022			31 December 2021
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	642	10	(10)	721	10	(10)
Securities	2	—	—	21	—	—
Derivatives	993	60	(60)	917	60	(70)
Other financial assets
Loans	230	10	(10)	207	10	(10)
Securities	192	30	(30)	186	20	(20)
Total financial assets held at fair value	2,059	110	(110)	2,052	100	(110)

Liabilities
Trading liabilities
Deposits	1	—	—	2	—	—
Debt securities in issue	2	—	—	—	—	—
Short positions	1	—	—	1	—	—
Derivatives	747	30	(30)	606	30	(30)
Total financial liabilities held at fair value	751	30	(30)	609	30	(30)

Alternative assumptions

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Movement in level 3 assets and liabilities

The following table shows the movement in level 3 assets and liabilities.

	Half year ended 30 June 2022				Half year ended 30 June 2021
		Other				Other
	Trading	financial	Total	Total	Trading	financial	Total	Total
	assets (1)	assets (2)	assets	liabilities	assets (1)	assets (2)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	1,659	393	2,052	609	1,388	335	1,723	894
Amount recorded in the income statement (3)	134	(20)	114	139	(125)	3	(122)	(98)
Amount recorded in the statement of comprehensive income	—	(19)	(19)	—	—	17	17	—
Level 3 transfers in	143	—	143	31	42	428	470	15
Level 3 transfers out	(101)	(1)	(102)	(36)	(68)	—	(68)	(116)
Purchases/originations	352	67	419	154	168	10	178	114
Settlements/other decreases	(28)	—	(28)	(15)	(36)	(4)	(40)	(15)
Sales	(526)	—	(526)	(133)	(156)	(4)	(160)	(107)
Foreign exchange and other	4	2	6	2	(1)	(3)	(4)	(2)
At 30 June	1,637	422	2,059	751	1,212	782	1,994	685
Amounts recorded in the income statement in respect of balances held at year end
- unrealised	134	(20)	114	139	(125)	3	(122)	(98)

(1)	Trading assets comprise assets held at fair value in trading portfolios.
(2)	Other financial assets comprise fair value through other comprehensive income, designated at fair value through profit or loss and other fair value through profit or loss.
(3)	Net losses of £5 million on trading assets and liabilities (30 June 2021 - £27 million) were recorded in income from trading activities. Net losses on other instruments of £20 million (30 June 2021 – £3 million gains) were recorded in other operating income and interest income as appropriate.

NatWest Group – Form 6-K Interim Results 2022	100

Notes

9. Financial instruments – valuation continued

Fair value of financial instruments measured at amortised cost on the balance sheet

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Items where fair value
	approximates	Carrying		Fair value hierarchy level
	carrying value	value	Fair value	Level 1	Level 2	Level 3
30 June 2022	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	179.5
Settlement balances	10.3
Loans to banks	0.7	10.0	10.0	—	5.9	4.1
Loans to customers		362.6	355.4	—	27.2	328.2
Other financial assets - securities		12.0	11.7	4.7	2.1	4.9

31 December 2021
Financial assets
Cash and balances at central banks	177.8
Settlement balances	2.1
Loans to banks	0.1	7.5	7.5	—	5.0	2.5
Loans to customers		359.0	354.1	—	28.0	326.1
Other financial assets - securities		8.6	8.6	4.4	0.7	3.5

30 June 2022
Financial liabilities
Bank deposits	6.2	18.7	17.6	—	15.1	2.5
Customer deposits	444.1	47.9	47.9	—	22.1	25.8
Settlement balances	9.8
Other financial liabilities - debt securities in issue		46.0	45.9	—	39.3	6.6
Subordinated liabilities		7.8	7.9	—	7.8	0.1
Notes in circulation	2.9

31 December 2021
Financial liabilities
Bank deposits	4.9	21.4	21.0	—	18.7	2.3
Customer deposits	442.4	37.4	37.6	—	18.1	19.5
Settlement balances	2.1
Other financial liabilities - debt securities in issue		47.7	48.6	—	41.4	7.2
Subordinated liabilities		7.7	8.3	—	8.2	0.1
Notes in circulation	3.0

Short-term financial instruments

For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, customer demand deposits and notes in circulation, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers

In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value; contractual cash flows and expected cash flows.

Debt securities and subordinated liabilities

Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments in active markets. For the remaining population, fair values are determined using market standard valuation techniques, such as discounted cash flows.

Bank and customer deposits

Fair value of deposits are estimated using discounted cash flow valuation techniques.

NatWest Group – Form 6-K Interim Results 2022	101

Notes

10. Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2022	2021
Assets	£m	£m
Loans
Reverse repos	25,893	20,742
Collateral given	14,378	12,047
Other loans	1,093	1,414
Total loans	41,364	34,203
Securities
Central and local government
- UK	7,075	6,919
- US	3,840	3,329
- other	9,364	10,929
Financial institutions and corporate	3,961	3,778
Total securities	24,240	24,955
Total	65,604	59,158

Liabilities
Deposits
Repos	29,406	19,389
Collateral received	18,276	17,718
Other deposits	1,099	1,553
Total deposits	48,781	38,660
Debt securities in issue	803	974
Short positions	24,761	24,964
Total	74,345	64,598

NatWest Group – Form 6-K Interim Results 2022	102

Notes

11. Loan impairment provisions

Loan exposure and impairment metrics

The table below summarises loans and related credit impairment measures on an IFRS 9 basis.

	30 June	31 December
	2022	2021
	£m	£m
Loans - amortised cost and FVOCI
Stage 1	342,121	330,824
Stage 2	28,505	33,981
Stage 3	5,816	5,022
Of which: individual	1,162	1,215
Of which: collective	4,654	3,807
	376,442	369,827
ECL provisions (1)
Stage 1	408	302
Stage 2	1,122	1,478
Stage 3	1,985	2,026
Of which: individual	304	363
Of which: collective	1,681	1,663
	3,515	3,806
ECL provisions coverage (2)
Stage 1 (%)	0.12	0.09
Stage 2 (%)	3.94	4.35
Stage 3 (%)	34.13	40.34
	0.93	1.03

	Half year ended
	30 June	30 June
	2022	2021
	£m	£m
Impairment losses
ECL (release)/charge (3)	(54)	(683)
Stage 1	(342)	(662)
Stage 2	205	(114)
Stage 3	83	93
Of which: individual	(1)	(25)
Of which: collective	84	118

Amounts written off	215	517
Of which: individual	58	256
Of which: collective	157	261

(1)	Includes £3 million (31 December 2021 - £5 million) related to assets classified as FVOCI.
(2)	ECL provisions coverage is calculated as ECL provisions divided by loans. It is calculated on third party loans and total ECL provisions.
(3)	Includes a £2 million release (30 June 2021 – £4 million charge) related to other financial assets, of which nil (30 June 2021 – nil) related to assets classified as FVOCI; and £3 million (30 June 2021 - £2 million) related to contingent liabilities.
(4)	The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 34 for Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £178.4 billion (31 December 2021 – £176.3 billion) and debt securities of £38.6 billion (31 December 2021 – £44.9 billion).

NatWest Group – Form 6-K Interim Results 2022	103

Notes

12. Provisions for liabilities and charges

				Financial
	Customer	Litigation and		commitments
	redress (1)	other regulatory (2)	Property	and guarantees	Other (3)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2022	474	277	231	93	193	1,268
Expected credit losses impairment release	—	—	—	(6)	—	(6)
Currency translation and other movements	1	18	—	—	3	22
Charge to income statement	88	6	10	—	33	137
Release to income statement	(19)	(5)	(5)	—	(27)	(56)
Provisions utilised	(76)	(71)	(16)	—	(63)	(226)
At 30 June 2022	468	225	220	87	139	1,139

(1)	Includes payment protection insurance provision which reflects the estimated cost of PPI redress attributable to claims prior to the Financial Conduct Authority (FCA) complaint deadline of 29 August 2019. All pre-deadline complaints have been processed which removes complaint volume estimation uncertainty from the provision estimate. NatWest Group continues to conclude remaining bank-identified closure work and conclude cases with the Financial Ombudsmen Service.
(2)	Majority of utilisation of litigation provisions relates to resolutions of the FX-related investigation by the European Commission and the spoofing-related investigation by the US Department of Justice.
(3)	Other materially comprises provisions relating to restructuring costs.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

13. Dividends

The 2021 final dividend was approved by shareholders at the Annual General Meeting on 28 April 2022 and the payment made on 4 May 2022 to shareholders on the register at the close of business on 18 March 2022.

NatWest Group plc announces an interim dividend for 2022 of £364 million, or 3.5 pence per ordinary share. The interim dividend will be paid on 16 September 2022 to shareholders on the register at close of business on 26 August 2022. The ex-dividend date will be 25 August 2022.

NatWest Group plc also announces that the directors have recommended a special dividend of £1,750 million, or 16.8 pence per share, and associated share consolidation, each will be subject to shareholder approval at a General Meeting on 25 August 2022. A circular containing details of the special dividend and share consolidation, as well as a notice convening a General Meeting of shareholders and a class meeting of ordinary shareholders and details of the resolutions to be considered at that General Meeting and class meeting, is expected to be published shortly. If approved by shareholders, assuming that all other conditions are satisfied, the special dividend is expected to be paid on 16 September 2022 to shareholders on the register on 26 August 2022. The ex-entitlement date for the special dividend will be 30 August 2022.

14. Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 30 June 2022. Although NatWest Group is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group’s expectation of future losses.

	30 June	31 December
	2022	2021
	£m	£m
Guarantees	2,436	2,055
Other contingent liabilities	1,863	2,004
Standby facilities, credit lines and other commitments	129,293	121,308
Contingent liabilities and commitments	133,592	125,367

Commitments and contingent obligations are subject to NatWest Group's normal credit approval processes.

NatWest Group – Form 6-K Interim Results 2022	104

Notes

15.Litigation and regulatory matters

NatWest Group plc and certain members of NatWest Group are party to legal proceedings and involved in regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of these Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or regulatory matters, even for those Matters for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NatWest Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. NatWest Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances. Please refer to Note 12 for information on material provisions.

Material Matters in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group’s litigation and regulatory matters, see the Risk factor relating to legal, regulatory and governmental actions and investigations set out on page 156 of NatWest Group plc’s 2021 Annual Report on Form 20-F

Litigation

Residential mortgage-backed securities (RMBS) litigation in the US

NatWest Group companies continue to defend RMBS-related claims in the US in which the plaintiff, the Federal Deposit Insurance Corporation (FDIC), alleges that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued.

London Interbank Offered Rate (LIBOR) and other rates litigation

NWM Plc and certain other members of NatWest Group, including NatWest Group plc, are defendants in a number of class actions and individual claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. In December 2021, the United States Court of Appeals for the Second Circuit (US Court of Appeals) affirmed the SDNY's prior decision that plaintiffs who purchased LIBOR-based instruments from third parties (as opposed to the defendants) lack antitrust standing to pursue such claims. In addition, the appellate court, reversing a December 2016 decision of the SDNY, held that plaintiffs in these cases have adequately asserted the court’s personal jurisdiction over NWM Plc and other non-US banks, including with respect to antitrust class action claims on behalf of over-the-counter plaintiffs and exchange-based purchaser plaintiffs. In February 2022, the US Court of Appeals, on similar grounds, reversed the SDNY’s prior dismissal of a fraud class action on behalf of lender plaintiffs. The appellate court remanded these matters to the SDNY for further proceedings in light of its rulings. In March 2020, NatWest Group companies finalised a settlement resolving the class action on behalf of bondholder plaintiffs (those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR). The amount of the settlement (which was covered by an existing provision) has been paid into escrow pending court approval of the settlement.

NatWest Group – Form 6-K Interim Results 2022	105

Notes

15. Litigation and regulatory matters continued

The non-class claims filed in the SDNY include claims that the FDIC is asserting on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 of those failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges collusion with regard to the setting of USD LIBOR and that the defendants breached UK and European competition law, as well as asserting common law claims of fraud under US law. The defendant banks consented to a request by the FDIC for discontinuance of the claim in respect of 20 failed US banks, leaving 19 failed US banks as claimants. The UK proceedings are at the disclosure stage but have been stayed until 31 July 2022.

In addition, there are two class actions relating to JPY LIBOR and Euroyen TIBOR. The first class action, which relates to Euroyen TIBOR futures contracts, was dismissed by the SDNY in September 2020 on jurisdictional and other grounds, and the plaintiffs have commenced an appeal to the US Court of Appeals. The second class action, which relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal may be the subject of a future appeal.

In addition to the above, five other class action complaints were filed against NatWest Group companies in the SDNY, each relating to a different reference rate. In February 2017, the SDNY dismissed the case relating to Euribor for lack of personal jurisdiction and in August 2019, the SDNY dismissed the case relating to Pound Sterling for various reasons. Plaintiffs’ appeals in those two cases remain pending.

In May 2022, NatWest Group companies and the plaintiffs in the class action relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate (‘SIBOR / SOR’) finalised a settlement resolving that case. In April 2022, NatWest Group companies and the plaintiffs in the class action relating to the Australian Bank Bill Swap Reference Rate finalised a settlement resolving that case. In June 2021, NWM Plc and the plaintiffs in the Swiss Franc LIBOR class action finalised a settlement resolving that case. The amounts of the three settlements have been paid into escrow pending final court approval of the settlements.

NWM Plc is also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service outside the jurisdiction, which was granted in July 2020. The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. The claim could in future be recommenced depending on the outcome of an appeal to Israel’s Supreme Court in respect of dismissal of the substantive case against banks that had a presence in Israel.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States consumer borrowers against the USD ICE LIBOR panel banks and their affiliates, alleging that the normal process of setting USD ICE LIBOR amounts to illegal price-fixing, and also that banks in the United States have illegally agreed to use LIBOR as a component of price in variable consumer loans. The NatWest Group defendants are NatWest Group plc, NWM Plc, NWMSI and NWB Plc. The plaintiffs seek damages and to prevent the enforcement of LIBOR-based instruments through injunction. Defendants have filed a motion to dismiss, which remains pending.

FX litigation

NWM Plc, NWMSI and/or NatWest Group plc are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business. In 2015, NWM Plc paid US$255 million to settle the consolidated antitrust class action filed in the SDNY on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. In 2018, some members of the settlement class who opted out of that class action settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NWM Plc, NWMSI and other banks. Those opt-out claims are proceeding in discovery.

In April 2019, some of the same claimants in the opt-out case described above, as well as others, served proceedings (which are ongoing) in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks. The claim was transferred from the High Court of Justice of England and Wales in December 2021 and registered in the UK Competition Appeal Tribunal (CAT) in January 2022.

An FX-related class action, on behalf of ‘consumers and end-user businesses’, is proceeding in the SDNY against NWM Plc and others. In March 2022, the SDNY denied the plaintiffs’ motion for class certification. Plaintiffs are seeking to appeal the decision.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD $0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as ‘other cartel participants’, but are not respondents. The claim was served in June 2019 and, after a number of interlocutory pleading disputes, NWM Plc filed its defence in March 2022.

NatWest Group – Form 6-K Interim Results 2022	106

Notes

15. Litigation and regulatory matters continued

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the CAT against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. A hearing to determine class certification took place in July 2021. In March 2022, the CAT declined to certify as collective proceedings either of the applications, ruling that the opt-out basis on which they were brought was inappropriate. The CAT granted each applicant three months to revise their application for certification on an opt-in basis, if they wished to proceed. Neither applicant did so. The applicants have served judicial review proceedings, which are currently stayed. Separately, the applicants have applied for permission to appeal the CAT’s judgment.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020. NWM Plc has filed a motion challenging the permission to serve the consolidated motion outside the Israeli jurisdiction, which remains pending.

In December 2021, a claim was issued in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims, seeking a declaration from the court that anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019 is unlawful, along with unspecified damages. The claimant has requested the court's permission to amend its claim to also refer to a December 2021 decision by the EC, which also described anti-competitive FX market conduct.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

Government securities antitrust litigation

NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. In March 2022, the SDNY dismissed the operative complaint, without leave to re-plead. The dismissal is subject to appeal.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by European central banks (EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. In March 2022, the SDNY dismissed the claims against NWM Plc and NWMSI in the operative complaint on the ground that the complaint’s conspiracy allegations are insufficient. The plaintiffs have indicated that they intend to file an amended complaint.

Swaps antitrust litigation

NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is complete, and the plaintiffs’ motion for class certification remains pending.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act. The defendants include several NatWest Group companies, including NatWest Group plc. Defendants are seeking dismissal.

Odd lot corporate bond trading antitrust litigation

In October 2021, the SDNY granted defendants’ motion to dismiss the class action antitrust complaint alleging that from August 2006 onwards various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. Plaintiffs have commenced an appeal of the dismissal.

Spoofing litigation

In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc’s December 2021 spoofing-related guilty plea (described below under “US investigations relating to fixed-income securities”) and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. In July 2022, defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois.

NatWest Group – Form 6-K Interim Results 2022	107

Notes

15. Litigation and regulatory matters continued

Madoff

NWM N.V. was named as a defendant in two actions filed by the trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they will now proceed in the bankruptcy court, where they have now been consolidated into one action, subject to NWM N.V.’s legal and factual defences. In May 2022, NWM N.V. filed a motion to dismiss the amended complaint in the consolidated action.

EUA trading litigation

NWM Plc was a named defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in European Union Allowances (EUAs) in 2009 and were alleged to be VAT defaulting traders within (or otherwise connected to) EUA supply chains of which NWM Plc was a party. In March 2020, the court held that NWM Plc and Mercuria Energy Europe Trading Limited (‘Mercuria’) were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009.

In October 2020, the High Court quantified total damages against NWM Plc and Mercuria at £45 million plus interest and costs, and permitted the defendants to appeal to the Court of Appeal. In May 2021 the Court of Appeal set aside the High Court’s judgment and ordered that a retrial take place before a different High Court judge. The claimants have been denied permission by the Supreme Court to appeal that decision and the retrial will therefore proceed on a date to be scheduled. Mercuria has also been denied permission by the Supreme Court to appeal the High Court’s finding that NWM Plc and Mercuria were both vicariously liable.

Offshoring VAT assessments

HMRC issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020. In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay the £143 million to HMRC, and payment was made in December 2020. The appeal and the application for judicial review have both been stayed pending resolution of a separate case involving another bank.

US Anti-Terrorism Act litigation

In March 2019, the trial court granted summary judgment in favour of NWB Plc in connection with lawsuits filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. In April 2021, the US Court of Appeals affirmed the trial court’s judgment in favour of NWB Plc. In September 2021, the plaintiffs filed a petition seeking discretionary review by the United States Supreme Court, and that petition was denied in June 2022, bringing the matter to an end.

NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. The plaintiffs are appealing the decision to the US Court of Appeals. Another action, filed in the SDNY in 2017, was dismissed in March 2019 on similar grounds, but remains subject to appeal to the US Court of Appeals. Other follow-on actions that are substantially similar to the two that have now been dismissed are pending in the same courts.

Securities underwriting litigation

NWMSI is an underwriter defendant in securities class actions in the US in which plaintiffs generally allege that an issuer of public securities, as well as the underwriters of the securities (including NWMSI), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

1MDB litigation

A claim for a material sum was issued, but not served, in Malaysia in 2021 by 1MDB against Coutts & Co Ltd for alleged losses in connection with the 1MDB fund. Coutts & Co Ltd is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

NatWest Group – Form 6-K Interim Results 2022	108

Notes

15. Litigation and regulatory matters continued

Regulatory matters (including investigations and customer redress programmes)

NatWest Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes. NatWest Group expects government and regulatory intervention in financial services to be high for the foreseeable future, including increased scrutiny from competition and other regulators in the retail and SME business sectors.

NWM Group in particular has been providing information regarding a variety of matters, including, for example, offering of securities, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, product mis-selling and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

NatWest Group is co-operating fully with the matters described below.

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney's Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice and the USAO CT resolves both the spoofing conduct and the breach of the NPA.

As required by the resolution and sentence imposed by the court, NWM Plc is subject to a three-year period of probation and has paid a US$25.2 million criminal fine, approximately US$2.8 million in criminal forfeiture and approximately US$6.8 million in restitution out of existing provisions. The plea agreement also imposes an independent corporate monitor. In addition, NWM Plc has committed to compliance programme reviews and improvements and agreed to reporting and co-operation obligations.

Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk factor relating to legal, regulatory and governmental actions and investigations set out on page 156 of NatWest Group plc’s 2021 Annual Report on Form 20-F.

RBSI inspection report and referral to enforcement

The Isle of Man Financial Services Authority undertook an inspection at The Royal Bank of Scotland International Limited (RBSI), Isle of Man, in 2021, following which it issued an inspection report. The inspection was in relation to anti-money laundering and counter-terrorist financing controls and procedures relating to specific RBSI customers. In May 2022, the FSA notified RBSI that it had been referred to its Enforcement Division in relation to certain issues identified in the inspection report.

Investment advice review

In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. The Skilled Person’s review has concluded and, after discussion with the FCA, NatWest Group is now conducting additional review / remediation work.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, correspondence was received from the CBI setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015. The redress and compensation phase has concluded, although an appeals process is currently anticipated to run until the end of 2022. NatWest Group has made provisions totalling €358 million (£308 million), of which €339 million (£292 million) had been utilised by 30 June 2022.

UBIDAC customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC is challenging three FSPO adjudications in the Irish High Court. The outcome and impact of that challenge on those and related complaints is uncertain but may be material.

UBIDAC has identified further legacy business issues and these remediation programmes are ongoing. NatWest Group has made provisions of €201 million (£173 million), of which €158 million (£136 million) had been utilised by 30 June 2022 for these programmes.

NatWest Group – Form 6-K Interim Results 2022	109

Notes

16. Related party transactions

UK Government

The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of NatWest Group.NatWest Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levy).

Bank of England facilities

In the ordinary course of business, NatWest Group may from time to time access market-wide facilities provided by the Bank of England.

Other related parties

(a)  In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company.

(b)  NatWest Group recharges The NatWest Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to NatWest Group.

Full details of NatWest Group’s related party transactions for the year ended 31 December 2021 are included in NatWest Group plc’s 2021 Annual Report on Form 20-F.

17. Post balance sheet events

On 22 July 2022, approval was received from the Irish competition authority (the CCPC) in relation to the agreement with PTSB for the sale of UBIDAC's performing non-tracker mortgage portfolio, asset finance business, business direct loan book and 25 branches.

The successful completion of a second tranche of commercial customers to Allied Irish Banks, p.l.c (AIB) was finalised in July 2022.

Other than as disclosed in this document, there have been no significant events between 30 June 2022 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

18. Date of approval

This announcement was approved by the Board of Directors on 28 July 2022.

NatWest Group – Form 6-K Interim Results 2022	110

NatWest Group plc Summary Risk Factors

Summary of Principal Risks and Uncertainties

Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NatWest Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 137 to 158 of NatWest Group plc's 2021 Form 20-F. Any of the risks identified may have a material adverse effect on NatWest Group’s business, operations, financial condition or prospects.

Economic and political risk

-

NatWest Group faces continued economic and political risks and uncertainty in the UK and global markets, including as a result of high inflation, rising interest rates, supply chain disruption and the Russian invasion of Ukraine.

-

The impact of the COVID-19 pandemic and related uncertainties continue to affect the UK, global economies and financial markets and NatWest Group’s customers, as well as its competitive environment, which may continue to have an adverse effect on NatWest Group.

-

Continuing uncertainty regarding the effects and extent of the UK’s post Brexit divergence from EU laws and regulation, and NatWest Group’s post Brexit EU operating model may continue to adversely affect NatWest Group and its operating environment.

-	Changes in interest rates have significantly affected and will continue to affect NatWest Group’s business and results.
-	Changes in foreign currency exchange rates may affect NatWest Group’s results and financial position.
-

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of NatWest Group securities.

Strategic risk

-	NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.
-

NatWest Group continues to refocus its NWM franchise, which entails material execution, commercial and operational risks and the intended benefits for NatWest Group may not be realised within the timeline and in the manner currently contemplated.

-	Trends relating to the COVID-19 pandemic may adversely affect NatWest Group’s strategy and impair its ability to meet its targets and strategic objectives.

Financial resilience risk

-	NatWest Group may not meet the targets it communicates or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
-	NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
-	The impact of the COVID-19 pandemic on the credit quality of NatWest Group’s counterparties may negatively impact NatWest Group.
-	NatWest Group has significant exposure to counterparty and borrower risk.
-

NatWest Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.

-

NatWest Group is subject to Bank of England and PRA oversight in respect of resolution. Following submission of a biennial assessment of NatWest Group’s preparations for resolution to the PRA, the Bank of England has not identified any shortcomings, deficiencies or substantive impediments associated with NatWest Group’s ability to achieve resolvability outcomes, but has highlighted two areas as requiring further enhancements. NatWest Group could be adversely affected should future Bank of England assessments deem NatWest Group’s preparations to be inadequate.

-	NatWest Group may not be able to adequately access sources of liquidity and funding.
-

Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding.

-	NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
-

NatWest Group’s results could be adversely affected if an event triggers the recognition of a goodwill impairment. NatWest Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised at cost less any accumulated impairment losses. As required by IFRS, NatWest Group tests goodwill for impairment at least annually, or more frequently when events or circumstances indicate that it might be impaired.

-	NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
-	NatWest Group’s financial statements are sensitive to the underlying accounting policies, judgments, estimates and assumptions

NatWest Group – Form 6-K Interim Results 2022	111

NatWest Group plc Summary Risk Factors

Summary of Principal Risks and Uncertainties continued

-	Changes in accounting standards may materially impact NatWest Group’s financial results.
-	The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
-

NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

Climate and sustainability-related risks

-	NatWest Group and its customers, suppliers and counterparties face significant climate-related risks, including in transitioning to a net zero economy, which may adversely impact NatWest Group.
-

NatWest Group’s purpose-led strategy includes climate change as one of its three areas of focus and, following the passing of a ‘Say on Climate’ resolution by NatWest Group’s shareholders in April 2022, NatWest Group is required to publish an initial climate transition plan in 2023. NatWest Group’s climate strategy and transition plan entails significant execution and reputational risk and is unlikely to be achieved without internal and external actions including significant government policy, technology and customer changes.

-

Any failure by NatWest Group to prepare or execute a credible transition plan or implement effective and compliant climate change resilient systems, controls and procedures could adversely affect NatWest Group’s reputation or its ability to manage climate-related risks.

-

There are significant challenges in relation to climate-related data due to quality and other limitations, lack of standardisation, consistency and incompleteness which amongst other factors contribute to the significant uncertainties inherent in accurately modelling the impact of climate-related risks.

-

A failure to adapt NatWest Group’s business strategy, governance, procedures, systems and controls to manage emerging sustainability-related risks and opportunities may have a material adverse effect on NatWest Group, its reputation, business, results of operations and outlook.

-	Any reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite and customers’ willingness to deal with NatWest Group.
-

Increasing levels of climate, environmental and sustainability-related laws, regulation and oversight may adversely affect NatWest Group’s business and expose NatWest Group to increased costs of compliance, regulatory sanction and reputational damage.

-	NatWest Group may be subject to potential climate, environmental and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.

Operational and IT resilience risk

-	Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.
-	NatWest Group is subject to increasingly sophisticated and frequent cyberattacks.
-	NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data.
-	NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working) and any IT failure could adversely affect NatWest Group.
-	Remote working may adversely affect NatWest Group’s ability to maintain effective internal controls.
-	NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
-	A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
-	NatWest Group’s operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk

-	NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
-

NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.

-	NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk-free rates.
-	Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

NatWest Group – Form 6-K Interim Results 2022	112

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

-

the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting', as adopted by the UK and as issued by the International Accounting Standards Board (IASB);

-

the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

-	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Howard Davies	Alison Rose-Slade	Katie Murray
Chairman	Group Chief Executive Officer	Group Chief Financial Officer

28 July 2022

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Alison Rose-Slade Katie Murray	Frank Dangeard Patrick Flynn Morten Friis Robert Gillespie Yasmin Jetha Mike Rogers Mark Seligman Lena Wilson

NatWest Group – Form 6-K Interim Results 2022	113

Additional information

Share information

	30 June	31 March	31 December
	2022	2022	2021
Ordinary share price (pence)	218.30	215.90	225.70

Number of ordinary shares in issue (millions)	10,583	10,783	11,468

Other financial data

The following table shows NatWest Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2022.

As at
30 June
2022
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1	10,583
Retained income and other reserves	28,034
Owners’ equity	38,617

NatWest Group indebtedness
Trading liabilities - debt securities in issue	803
Other financial liabilities – debt securities in issue	47,202
Subordinated liabilities	8,110
Total indebtedness	56,115
Total capitalisation and indebtedness	94,732

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 30 June 2022.

NatWest Group – Form 6-K Interim Results 2022	114

Appendix

Non-IFRS financial measures

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures.

Non-IFRS financial measures

1. Go-forward group income excluding notable items

Go-forward group income excluding notable items is calculated as total income excluding Ulster Bank RoI total income and excluding notable items.

The exclusion of notable items aims to remove the impact of one-offs which may distort period-on-period comparisons.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Continuing operations
Total income	6,219	5,141	3,211	3,008	2,571
Less Ulster Bank RoI total income	(33)	(65)	(12)	(21)	(30)
Go-forward group income	6,186	5,076	3,199	2,987	2,541
Less notable items	(321)	(30)	(97)	(224)	(39)
Go-forward group income excluding notable items	5,865	5,046	3,102	2,763	2,502

2. Go-forward group other operating expenses

Other operating expenses is calculated as total operating expenses less litigation and conduct costs. Other operating expenses of the Go-forward group excludes Ulster Bank RoI.

Our cost target for 2022 is based on this measure and we track progress against it.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Continuing operations
Total operating expenses	3,653	3,499	1,833	1,820	1,695
Less litigation and conduct costs	(169)	18	(67)	(102)	34
Other operating expenses	3,484	3,517	1,766	1,718	1,729
Less Ulster Bank RoI other operating expenses	(243)	(226)	(130)	(113)	(121)
Go-forward group other operating expenses	3,241	3,291	1,636	1,605	1,608

3. Go-forward group profit before impairment releases/(losses)

Go-forward group profit before impairment releases/(losses) is calculated as total profit before impairment releases/(losses) less Ulster Bank Rol loss before impairment (losses)/releases.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
	£m	£m	£m	£m	£m
Continuing operations
Profit before impairment releases/(losses)	2,566	1,642	1,378	1,188	876
Less Ulster Bank Rol loss before impairment (losses)/releases	221	174	129	92	95
Go-forward group profit before impairment releases/(losses)	2,787	1,816	1,507	1,280	971

NatWest Group – Form 6-K Interim Results 2022	2

Non-IFRS financial measures

4. Operating expenses - management view

The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort comparisons with prior periods.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
Operating expenses	£m	£m	£m	£m	£m
Continuing operations
Staff costs	1,808	1,880	907	901	906
Premises and equipment	534	502	283	251	254
Depreciation and amortisation	413	414	216	197	209
Other administrative expenses	898	703	427	471	326
Total	3,653	3,499	1,833	1,820	1,695

	Half year ended
	30 June 2022
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
Operating expenses	£m	£m	£m
Continuing operations
Staff costs	18	1,790	1,808
Premises and equipment	—	534	534
Depreciation and amortisation	—	413	413
Other administrative expenses	151	747	898
Total	169	3,484	3,653

	Half year ended
	30 June 2021
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
Operating expenses	£m	£m	£m
Continuing operations
Staff costs	—	1,880	1,880
Premises and equipment	—	502	502
Depreciation and amortisation	—	414	414
Other administrative expenses	(18)	721	703
Total	(18)	3,517	3,499

	Quarter ended
	30 June 2022
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
Operating expenses	£m	£m	£m
Continuing operations
Staff costs	11	896	907
Premises and equipment	—	283	283
Depreciation and amortisation	—	216	216
Other administrative expenses	56	371	427
Total	67	1,766	1,833

	Quarter ended
	31 March 2022
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
Operating expenses	£m	£m	£m
Continuing operations
Staff costs	7	894	901
Premises and equipment	—	251	251
Depreciation and amortisation	—	197	197
Other administrative expenses	95	376	471
Total	102	1,718	1,820

	Quarter ended
	30 June 2021
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
Operating expenses	£m	£m	£m
Continuing operations
Staff costs	—	906	906
Premises and equipment	—	254	254
Depreciation and amortisation	—	209	209
Other administrative expenses	(34)	360	326
Total	(34)	1,729	1,695

NatWest Group – Form 6-K Interim Results 2022	3

Non-IFRS financial measures

5. Cost:income ratio

The cost:income ratio is calculated as total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.

This is a common metric used to compare profitability across the banking industry.

	Go-forward group
				Central	Total excluding		Total
	Retail	Private	Commercial &	items	Ulster	Ulster	NatWest
	Banking	Banking	Institutional	& other	Bank RoI	Bank RoI	Group
Half year ended 30 June 2022	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	(1,242)	(285)	(1,820)	(52)	(3,399)	(254)	(3,653)
Operating lease depreciation	—	—	64	—	64	—	64
Adjusted operating expenses	(1,242)	(285)	(1,756)	(52)	(3,335)	(254)	(3,589)
Total income	2,554	461	2,937	234	6,186	33	6,219
Operating lease depreciation	—	—	(64)	—	(64)	—	(64)
Adjusted total income	2,554	461	2,873	234	6,122	33	6,155
Cost:income ratio	48.6%	61.8%	61.1%	nm	54.5%	nm	58.3%

Half year ended 30 June 2021
Continuing operations
Operating expenses	(1,187)	(249)	(1,824)	—	(3,260)	(239)	(3,499)
Operating lease depreciation	—	—	70	—	70	—	70
Adjusted operating expenses	(1,187)	(249)	(1,754)	—	(3,190)	(239)	(3,429)
Total income	2,150	368	2,474	84	5,076	65	5,141
Operating lease depreciation	—	—	(70)	—	(70)	—	(70)
Adjusted total income	2,150	368	2,404	84	5,006	65	5,071
Cost:income ratio	55.2%	67.7%	73.0%	nm	63.7%	nm	67.6%

Quarter ended 30 June 2022
Continuing operations
Operating expenses	(597)	(146)	(898)	(51)	(1,692)	(141)	(1,833)
Operating lease depreciation	—	—	32	—	32	—	32
Adjusted operating expenses	(597)	(146)	(866)	(51)	(1,660)	(141)	(1,801)
Total income	1,337	245	1,562	55	3,199	12	3,211
Operating lease depreciation	—	—	(32)	—	(32)	—	(32)
Adjusted total income	1,337	245	1,530	55	3,167	12	3,179
Cost:income ratio	44.7%	59.6%	56.6%	nm	52.4%	nm	56.7%

Quarter ended 31 March 2022
Continuing operations
Operating expenses	(645)	(139)	(922)	(1)	(1,707)	(113)	(1,820)
Operating lease depreciation	—	—	32	—	32	—	32
Adjusted operating expenses	(645)	(139)	(890)	(1)	(1,675)	(113)	(1,788)
Total income	1,217	216	1,375	179	2,987	21	3,008
Operating lease depreciation	—	—	(32)	—	(32)	—	(32)
Adjusted total income	1,217	216	1,343	179	2,955	21	2,976
Cost:income ratio	53.0%	64.4%	66.3%	nm	56.7%	nm	60.1%

Quarter ended 30 June 2021
Continuing operations
Operating expenses	(600)	(128)	(909)	67	(1,570)	(125)	(1,695)
Operating lease depreciation	—	—	35	—	35	—	35
Adjusted operating expenses	(600)	(128)	(874)	67	(1,535)	(125)	(1,660)
Total income	1,094	183	1,221	43	2,541	30	2,571
Operating lease depreciation	—	—	(35)	—	(35)	—	(35)
Adjusted total income	1,094	183	1,186	43	2,506	30	2,536
Cost:income ratio	54.8%	69.9%	73.7%	nm	61.3%	nm	65.5%

NatWest Group – Form 6-K Interim Results 2022	4

Non-IFRS financial measures

6. NatWest Group return on tangible equity

Return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners equity and average intangible assets.

Go-forward group return on tangible equity is calculated as annualised profit for the period less Ulster Bank RoI divided by Go-forward group total tangible equity. Go forward RWAe applying factor is the Go- forward group average RWAe as a percentage of total Natwest Group average RWAe.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently.

	Half year ended
	and as at		Quarter ended and as at
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
NatWest Group return on tangible equity	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	1,891	1,842	1,050	841	1,222
Annualised profit attributable to ordinary shareholders	3,782	3,684	4,200	3,364	4,888
Average total equity	39,857	43,375	38,625	40,934	43,011
Adjustment for other owners' equity and intangibles	(11,037)	(11,934)	(10,944)	(11,067)	(11,712)
Adjusted total tangible equity	28,820	31,441	27,681	29,867	31,299
Return on tangible equity	13.1%	11.7%	15.2%	11.3%	15.6%

Go-forward group return on tangible equity
Profit attributable to ordinary shareholders	1,891	1,842	1,050	841	1,222
Less Ulster Bank RoI loss from continuing operations, net of tax	212	218	149	63	126
Less profit from discontinued operations	(190)	(177)	(127)	(63)	(83)
Go-forward group profit attributable to ordinary shareholders	1,913	1,883	1,072	841	1,265
Annualised go-forward group profit attributable to ordinary shareholders	3,826	3,766	4,288	3,364	5,060
Average total equity	39,857	43,375	38,625	40,934	43,011
Adjustment for other owners' equity and intangibles	(11,037)	(11,934)	(10,944)	(11,067)	(11,712)
Adjusted total tangible equity	28,820	31,441	27,681	29,867	31,299
Go-forward group RWAe applying factor	94%	93%	94%	95%	93%
Go-forward group total tangible equity	27,091	29,240	26,020	28,374	29,108
Go-forward group return on tangible equity	14.1%	12.8%	16.5%	11.9%	17.3%

NatWest Group – Form 6-K Interim Results 2022	5

Non-IFRS financial measures

7. Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional tangible equity.

This measure shows the return generated by operating segments on equity deployed.

	Retail	Private	Commercial &
Half year ended 30 June 2022	Banking	Banking	Institutional
Operating profit (£m)	1,286	187	1,176
Paid-in equity cost allocation (£m)	(40)	(6)	(93)
Adjustment for tax (£m)	(349)	(51)	(271)
Adjusted attributable profit (£m)	897	130	812
Annualised adjusted attributable profit (£m)	1,794	261	1,624
Average RWAe (£bn)	52.5	11.3	101.7
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.8	1.2	14.2
Return on equity (%)	26.3%	20.9%	11.4%

Half year ended 30 June 2021
Operating profit (£m)	1,020	146	1,263
Preference share and paid-in equity cost allocation (£m)	(40)	(10)	(118)
Adjustment for tax (£m)	(274)	(38)	(286)
Adjusted attributable profit (£m)	706	98	859
Annualised adjusted attributable profit (£m)	1,412	196	1,718
Average RWAe (£bn)	35.4	11.0	108.9
Equity factor	14.5%	12.5%	13.0%
Average notional equity (£bn)	5.1	1.4	14.2
Return on equity (%)	27.5%	14.2%	12.1%

	Retail	Private	Commercial &
Quarter ended 30 June 2022	Banking	Banking	Institutional
Operating profit (£m)	719	105	712
Paid-in equity cost allocation (£m)	(20)	(3)	(47)
Adjustment for tax (£m)	(196)	(29)	(166)
Adjusted attributable profit (£m)	503	73	499
Annualised adjusted attributable profit (£m)	2,011	293	1,996
Average RWAe (£bn)	52.4	11.3	101.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.8	1.2	14.1
Return on equity (%)	29.5%	23.5%	14.0%

Quarter ended 31 March 2022
Operating profit (£m)	567	82	464
Paid-in equity cost allocation (£m)	(20)	(3)	(46)
Adjustment for tax (£m)	(153)	(22)	(105)
Adjusted attributable profit (£m)	394	57	314
Annualised adjusted attributable profit (£m)	1,576	228	1,256
Average RWAe (£bn)	52.6	11.4	102.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.8	1.3	14.3
Return on equity (%)	23.1%	18.2%	8.8%

Quarter ended 30 June 2021
Operating profit (£m)	585	82	800
Preference share and paid-in equity cost allocation (£m)	(20)	(5)	(59)
Adjustment for tax (£m)	(158)	(22)	(185)
Adjusted attributable profit (£m)	407	55	556
Annualised adjusted attributable profit (£m)	1,628	220	2,223
Average RWAe (£bn)	35.1	11.1	107.6
Equity factor	14.5%	12.5%	13.0%
Average notional equity (£bn)	5.1	1.4	14.0
Return on equity (%)	32.0%	15.9%	15.9%

NatWest Group – Form 6-K Interim Results 2022	6

Non-IFRS financial measures

8. Bank net interest margin

Bank net interest margin is defined as annualised net interest income of the Go-forward group, as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of the Go-forward group excluding liquid asset buffer.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer presents net interest margin on a basis more comparable with UK peers and excludes the impact of regulatory driven factors.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2022	2021	2022	2022	2021
Go-forward group	£m	£m	£m	£m	£m
Continuing operations
NatWest Group net interest income	4,334	3,744	2,307	2,027	1,900
Less Ulster Bank RoI net interest income	(6)	(15)	(2)	(4)	(8)
Bank net interest income	4,328	3,729	2,305	2,023	1,892

Annualised NatWest Group net interest income	8,740	7,550	9,253	8,221	7,621
Annualised bank net interest income	8,728	7,520	9,245	8,204	7,589

Average interest earning assets (IEA)	546,045	503,624	548,371	543,697	510,517
Less Ulster Bank RoI average IEA	(1,564)	(2,216)	(1,544)	(1,584)	(2,336)
Less liquid asset buffer average IEA	(207,583)	(180,791)	(206,843)	(208,764)	(185,210)
Bank average IEA	336,898	320,617	339,984	333,349	322,971

Bank net interest margin	2.59%	2.35%	2.72%	2.46%	2.35%

Retail Banking
Net interest income	2,340	1,976	1,228	1,112	1,003
Annualised net interest income	4,719	3,985	4,925	4,510	4,023
Retail Banking average IEA	186,813	176,327	188,081	185,531	177,297
Less liquid asset buffer average IEA	—	—	—	—	—
Adjusted Retail Banking average IEA	186,813	176,327	188,081	185,531	177,297

Retail Banking net interest margin	2.53%	2.26%	2.62%	2.43%	2.27%

Private Banking
Net interest income	315	232	172	143	117
Annualised net interest income	635	468	690	580	469
Private Banking average IEA	19,006	17,886	19,144	18,867	18,081
Less liquid asset buffer average IEA	—	—	—	—	—
Adjusted Private Banking average IEA	19,006	17,886	19,144	18,867	18,081

Private Banking net interest margin	3.34%	2.62%	3.60%	3.07%	2.60%

Commercial & Institutional
Net interest income	1,764	1,487	961	803	762
Annualised net interest income	3,557	2,999	3,855	3,257	3,056
Commercial & Institutional average IEA	125,188	120,462	124,940	120,985	121,049
Less liquid asset buffer average IEA	—	—	—	—	—
Adjusted Commercial & Institutional average IEA	125,188	120,462	124,940	120,985	121,049

Commercial & Institutional net interest margin	2.84%	2.49%	3.09%	2.69%	2.52%

NatWest Group – Form 6-K Interim Results 2022	7

Non-IFRS financial measures

9. Tangible net asset value (TNAV) per ordinary share

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price.

	As at
	30 June	31 March	31 December
	2022	2022	2021
	£bn	£bn	£bn
Ordinary shareholders' interests (£m)	34,727	35,345	37,412
Less intangible assets (£m)	(6,869)	(6,774)	(6,723)
Tangible equity (£m)	27,858	28,571	30,689
Ordinary shares in issue (millions)	10,436	10,622	11,272
TNAV per ordinary share (pence)	267p	269p	272p

10. Go-forward group net lending

NatWest Group net lending is calculated as total loans to customers less loan impairment provisions. Go-forward group net lending is calculated as net loans to customers less Ulster Bank RoI net loans to customers.

	As at
	30 June	31 March	31 December
	2022	2022	2021
	£bn	£bn	£bn
Total loans to customers (amortised cost)	366.0	368.9	362.8
Less loan impairment provisions	(3.4)	(3.6)	(3.8)
Net loans to customers (amortised cost)	362.6	365.3	359.0
Less Ulster Bank RoI net loans to customers (amortised cost)	(1.0)	(6.3)	(6.7)
Go-forward group net lending	361.6	359.0	352.3

11. Go-forward group customer deposits

Go-forward group customer deposits is calculated as total customer deposits less Ulster Bank RoI customer deposits.

	As at
	30 June	31 March	31 December
	2022	2022	2021
	£bn	£bn	£bn
Total customer deposits	492.1	482.9	479.8
Less Ulster Bank RoI customer deposits	(15.9)	(17.3)	(18.4)
Go-forward group customer deposits	476.2	465.6	461.4

NatWest Group – Form 6-K Interim Results 2022	8

Performance metrics not defined under IFRS

Metrics based on GAAP measures, included as not defined under IFRS and reported for compliance with the European Securities and Markets Authority (ESMA) adjusted performance measure rules.

1. Loan:deposit ratio

Loan:deposit ratio is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. Prior periods have been re-presented.

This is a common metric used to assess liquidity. The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers.

	As at
	30 June	31 March	30 June
	2022	2022	2021
	£bn	£bn	£bn
Loans to customers - amortised cost	362,551	365,340	362,711
Less reverse repos	(25,084)	(26,780)	(22,706)
	337,467	338,560	340,005

Customer deposits	492,075	482,887	467,214
Less repos	(19,195)	(16,166)	(16,751)
	472,880	466,721	450,463

Loan:deposit ratio (%)	71%	73%	75%

2. Loan impairment rate

Loan impairment rate is the annualised loan impairment charge divided by gross customer loans.

3. Funded assets

Funded assets is calculated as total assets less derivative assets.

This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

4. AUMAs

AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking franchise. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers. AUAs comprise third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking. Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional franchises.

Private Banking is the centre of expertise for asset management across NatWest Group servicing all client segments across Retail Banking, Private Banking and Commercial & Institutional Banking.

5. Net new money

Net new money refers to client cash inflows and outflows relating to investment products (this can include transfers from saving accounts). Net new money excludes the impact of EEA resident client outflows following the UK’s exit from the EU.

Net new money is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Retail Banking, Private Banking and Commercial & Institutional Banking.

6. Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities.

Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

NatWest Group – Form 6-K Interim Results 2022	9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NatWest Group plc

Registrant

/s/ Katie Murray
Group Chief Financial Officer
29 July 2022

NatWest Group – Form 6-K Interim Results 2022	10